UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under The Securities Exchange Act of 1934

MAGNA INTERNATIONAL INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

559222 401

(CUSIP Number)

Brian Colburn

Executive Vice President and Secretary

Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7K1

(905) 726-2462

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

September 20, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRANK STRONACH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 301,364
8. Shared Voting Power 26,917,188
9. Sole Dispositive Power 301,364
10. Shared Dispositive Power 26,917,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,218,552
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STRONACH TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 26,917,188
9. Sole Dispositive Power 0
10. Shared Dispositive Power 26,917,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,917,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.7%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 559222 401

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 445327 ONTARIO LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 26,917,188
9. Sole Dispositive Power 0
10. Shared Dispositive Power 26,917,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,917,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.7%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“FS”) on September 5, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the “Class A Shares”) of Magna International Inc. (the “Company”). This Amendment is being filed to report the consummation on September 20, 2007 (the “Closing Date”) of a previously announced plan of arrangement (the “Plan of Arrangement”) and approximately $1.54 billion strategic investment in the Company by Open Joint Stock Company Russian Machines (“RM”) through a series of newly formed entities owned by RM, 445327 Ontario Limited (“445327”) and each of Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Jeffrey O. Palmer and Peter Koob (the “Principals”).

The Class A Shares reported on the cover pages to this Amendment exclude Class A Shares, including Class A Shares subject to options, beneficially owned by the Principals in their individual capacities.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth on the cover pages to this Amendment and the disclosure contained under Item 6 below is incorporated herein by reference.

FS holds directly 53,338 Class A Shares issued upon exercise of the Option (as defined in Amendment No. 4 to the Statement), which Option is no longer outstanding. FS is a partner of Stronach & Co. (“S&Co.”), an entity that provides consulting services to certain subsidiaries of the Company. S&Co. holds 248,026 Class A Shares issued upon exercise of options previously held by S&Co., which options are no longer outstanding. Each reporting person may be deemed to beneficially own all Class A Shares (including Class A Shares issuable upon conversion of Class B Shares) that are or may be deemed to be beneficially owned by Newco, which may be deemed to include 5,493,619 Class A Shares held by the Company’s U.S. and Canadian profit sharing plans and 91,740 Class A Shares held by 865714 Ontario Inc., an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management.

The filing of this Amendment shall not be construed as an admission that any reporting person beneficially owns any Class A Shares that are not held directly by such person. Without limitation of the foregoing, the reporting persons disclaim beneficial ownership of Class A Shares that are or may be deemed to be beneficially owned by Newco, and FS disclaims beneficial ownership of Class A Shares that are or may be deemed to be beneficially owned by S&Co., for purposes other than U.S. securities law purposes.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 20, 2007, pursuant to the Plan of Arrangement, M Unicar Inc. (“Newco”) acquired indirect ownership and control of:

•	726,829 Class B Shares of the Company held by 447 Holdings Inc. (“447”), a direct wholly owned subsidiary of Newco (the “Class B Holdings”)

•	605,000 Class A Shares held among five wholly owned subsidiaries of 2143453 Ontario Inc. (“Newco I.5”), a company controlled by Newco (the “Newco I.5 Class A Holdings”)

•

20 million Class A Shares held by 2143455 Ontario Inc. (“Newco II”), a company indirectly controlled by Newco (the “Newco II Class A Holdings” and, together with the Newco I.5 Class A Holdings, the “Class A Holdings”).

The Plan of Arrangement involved the following principal steps:

Capitalization of Newcos

•

445327 through its wholly owned subsidiary, 446 Holdings Inc. (“446”), transferred the Class B Holdings indirectly to Newco in exchange for equity securities of Newco representing an approximate 53% voting interest and a 42% dividend entitlement.

•

The Principals (through a series of transactions among their personal holding companies, a newly formed holding company owned indirectly by the Principals (“Principals Holdco”), Newco and Newco I.5) transfered the Newco I.5 Class A Holdings to wholly owned subsidiaries of Newco I.5 in exchange for Principals Holdco receiving equity securities of Newco and its subsidiaries representing an approximate 11% voting interest and a 16% dividend entitlement.

•

RM Sub subscribed for equity securities of Newco, carrying an approximate 36% voting interest and a 42% dividend entitlement, for aggregate cash proceeds of $76,830,000, being the amount required to fund the acquisition by Newco II of one million Class A Shares under the Plan of Arrangement (Newco II was funded through back-to-back share subscriptions, first, by Newco in Newco I.5 and, second, by Newco I.5 in Newco II, in each case in the amount of $76,830,000).

•

RM Sub loaned $1,459,770,000 to Newco II pursuant to a non-interest bearing note (being the amount required to fund the acquisition by Newco II of 19 million Class A Shares under the Plan of Arrangement) secured by a pledge by Newco II to RM Sub of the Newco II Class A Holdings (the “Newco II Loan Note”).

Private Placement

Newco II subscribed for the Newco II Class A Holdings at a price of $76.83 per share. The aggregate subscription proceeds received by the Company from the private placement were $1,536,600,000.

Class B Share Acquisition and Class B Share Vote Reduction

The Company purchased for cancellation a total of 217,400 Class B Shares (being all the then outstanding Class B Shares other than those indirectly controlled by the Stronach Trust prior to the Plan of Arrangement, which are now held indirectly by Newco) at a price per Class B Share of Cdn.$114.00 in cash for an aggregate purchase price of approximately Cdn.$24.8 million; and the number of votes per share attached to the Class B Shares were reduced from 500 votes to 300 votes per Class B Share.

Board of Directors of the Company

Four directors, in addition to the Company’s nine existing directors, were appointed pursuant to the Plan of Arrangement. Each of Ms Belinda Stronach, Lady Barbara Thomas Judge, Mr. Gregory C. Wilkins and Mr. James D. Wolfensohn was appointed to the Board pursuant to the Plan of Arrangement to hold office until the next annual meeting of Shareholders or until his or her successor is elected or appointed.

Transaction Agreements

Newco’s ownership and control of the Class B Holdings and the Class A Holdings are subject to certain agreements entered into in connection with the transactions effected by the Plan of Arrangement. The following is a summary of certain of the material terms of those agreements, compete copies of which are filed as exhibits hereto.

Investors Agreement

The Investors Agreement was entered into by 446 and RM Sub on September 20, 2007 and provides for, among other things, the business and management of Newco, the composition of the board of directors of Newco and the voting of the Class B Holdings and Class A Holdings held indirectly by Newco to effect the agreed composition of the Company’s board of directors.

The board of directors of Newco consists of two nominees of 446 (currently Frank Stronach and Belinda Stronach), two nominees of RM Sub (currently Oleg V. Deripaska and Gulzhan Moldazhanova) and Messrs. Donald J. Walker and Siegfried Wolf, the Company’s current co-CEOs.

Under the Investors Agreement, 446 and RM Sub agreed to cause Newco to vote the Class A Holdings and Class B Holdings held indirectly by it to ensure that the Company’s board of directors consists of: (a) six nominees of 446, one of whom will be appointed chairman of the

Company’s board of directors, provided that at least four such nominees are “independent”, (b) six nominees of RM Sub, provided that at least four such nominees are “independent” and (c) subject to certain exceptions, Messrs. Donald J. Walker and Siegfried Wolf, the Company’s current co-CEOs.

The Investors Agreement prohibits 446 and RM Sub (and certain of their respective affiliates, associates and joint actors) from acquiring additional Class A Shares and Class B Shares, except in certain circumstances, including pursuant to the exercise of options or with the prior approval of the directors of Newco.

Newco II Shareholders Agreement

The Newco II Shareholders Agreement was entered into on September 20, 2007 among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II and provides for, among other things, the business and management of Newco I.5 and Newco II, the composition of their respective boards of directors and the voting of the Class A Holdings held, directly and indirectly, by Newco I.5 and Newco II.

The boards of directors of Newco I.5 and Newco II are the same the board of directors for Newco.

The Newco II Shareholders Agreement provides that Newco I.5 and Newco II will vote the Class A Holdings held, directly and indirectly, by them in the same manner as described above under the description of the Investors Agreement.

The Newco II Shareholders Agreement prohibits the transfer of any shares of Newco I.5 or Newco II, except in limited circumstances.

Exit Agreement

The Exit Agreement was entered into on September 20, 2007 among 446, RM Sub, RM, 445327, Newco I.5 and Newco II and provides for, among other things, the exit of RM Sub from its investment in Newco and Newco II (the “Newco Group”) under certain circumstances. The Exit Agreement also provides RM Sub with the right to pledge the 20 million Class A Shares owned by Newco II to secure a loan made to RM Sub (the “RM Loan”) which was loaned to Newco II to fund the acquisition by Newco II of the Newco II Class A Holdings.

The Exit Agreement provides three ways for RM Sub to exit from its investment in the Newco Group, subject to various conditions: (a) at the election of RM Sub after September 20, 2009 (or, under certain circumstances, prior to that date), (b) at the election of 446 after September 20, 2010 (or, under certain circumstances, prior to that date) (an exit in the case of (a) or (b), a “Sale Transaction”) or (c) upon the realization on the RM Loan (a “Realization Sale”).

In the case of a Sale Transaction either RM Sub or 446 may elect to effect “tuck transactions” whereby through a series of transactions the shares of Newco II are exchanged for 20 million newly-issued Class A Shares and the Newco II Class A Holdings are cancelled (the “Tuck Transactions”). BNP Paribas, S.A., the lender under the RM Loan (“RM’s Lender”), may also elect to effect Tuck Transactions in connection with a Realization Sale. The Tuck Transactions are intended to facilitate an efficient exit by RM Sub from its investment in Newco and Newco II.

Exchange Agreement

The Exit Agreement was entered into on September 20, 2007 among 446, RM Sub, RM, 445327, Newco I.5 and Newco II and provides for the Tuck Transactions to be effected pursuant to the Exit Agreement, as described above.

Principals Agreement

The Principals Agreement was entered into on September 20, 2007 among each of the Principals, their individual and common holding companies, Principals Holdco, Newco I.5 and Newco and provides for, among other things, restrictions on transfer, acquisition of additional Class A Shares, the exit of a Principal from his indirect relationship with Newco, 446 and RM Sub under certain circumstances and a reduction in dividend entitlement in certain circumstances.

In the event that a Principal is no longer employed by the Company or an affiliate of the Company (including as a result of death or permanent disability), the Principal or his estate or legal representative will have the right to cause the disposition of that portion of the Newco I.5 Class A Holdings contributed by the Principal indirectly to Newco. The Principals Agreement provides certain mechanisms for facilitating the exit of a Principal. In the event of that the Tuck Transactions occur pursuant to the Exchange Agreement, the parties to the Principals Agreement will complete the transactions contemplated by the Principals Exchange Agreement.

If, prior to September 20, 2013, a Principal resigns from his employment with the Company or an affiliate of the Company, but has not exited as described above, the portion of the dividends to which he would have otherwise been entitled in each of the six years following September 20, 2007 which exceeds the dividends received directly or indirectly by Newco and Newco I.5 from that portion of the Newco I.5 Class A Holdings contributed by the Principal indirectly to Newco will be reduced in accordance with a formula set out in the Principals Agreement.

The Principals Agreement restricts each Principal from transferring directly or indirectly his shares in Newco. Each Principal is also prohibited from acquiring additional Class A Shares except in certain circumstances, including pursuant to an employee, officer or director equity compensation arrangement of the Company.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement

Exhibit B	Newco II Loan Note

Exhibit C	Investors Agreement

Exhibit D	Newco II Unanimous Shareholders Agreement

Exhibit E	Exit Agreement

Exhibit F	Exchange Agreement

Exhibit G	Principals Agreement

Exhibit H	Shareholder Undertaking

Exhibit I	446 Option Agreement

Exhibit J	Press Release dated September 20, 2007

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of September 24, 2007

/s/ FRANK STRONACH
Frank Stronach

THE STRONACH TRUST

By:	/s/ FRANK STRONACH
Name: Frank Stronach
Title: Trustee

445327 ONTARIO LIMITED

By:	/s/ BELINDA STRONACH
Name: Belinda Stronach
Title: President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 24, 2007

/S/ FRANK STRONACH
Frank Stronach

STRONACH TRUST

By:	/S/ FRANK STRONACH
Name: Frank Stronach Title: Trustee

445327 ONTARIO LIMITED

By:	/S/ BELINDA STRONACH
Name: Belinda Stronach Title: President

EXHIBIT B

NEWCO II LOAN NOTE

Principal amount in Canadian dollars	Toronto, Canada
as set forth below	September 20, 2007

Section 1. Payment of Principal; Non-Interest Bearing Note

2143455 Ontario Inc., a corporation existing under the laws of the province of Ontario (“Newco II”), promises to pay to the order of Veleron Holding B.V., a company existing under the laws of The Netherlands, its successors or its permitted assigns (the “Lender” or “RM Sub”), in lawful money of Canada in immediately available funds, the aggregate principal amount equal to the lesser of (a) Cdn$1,481,228,619 and (b) the value of 19,000,000 Class A Subordinate Voting Shares (“Magna Class A Shares”) of Magna International Inc. (“Magna”) (calculated using the Exchange Price). This Note shall not bear interest. On September 20, 2027 (the “Maturity Date”), the entire principal amount of this Note shall be due and payable.

The entire principal amount of this Note shall be fully payable upon a demand by the Lender at any time made in connection with or following any acceleration of the maturity of the RM Loan or in the event the RM Loan is not paid in full at maturity. Receipt by Newco II of notice specifying an event of default or demand for payment in full under the RM Loan shall be deemed a demand by the Lender hereunder. Any such demand shall state whether or not RM’s Lender will agree to effectuate the Exchange. If such demand states that RM’s Lender will not agree to effectuate the Exchange, the demand must specify that payment of this Note is due on the date of such demand. If the demand states that RM’s Lender will agree to effectuate the Exchange, this Note shall be converted in accordance with Section 3 immediately prior to the Exchange. The Lender’s only recourse for payment of this Note (including any amounts payable under Section 11(e)) is the collateral pledged under the Pledge Agreement.

Any demand for payment that states that RM’s Lender will agree to effectuate the Exchange may be revoked by the Lender at any time prior to the Exchange.

This Note may not be prepaid in whole or in part prior to the Payment Date.

Notwithstanding sections 4 and 5 of the Limitations Act, 2002 (Ontario), a claim may be brought under this Note at any time within 10 years from the date of this Note provided that a demand for payment of the principal amount hereof has been made in accordance with the provisions of this Section 1.

Section 2. Certain Payment Provisions

Principal shall be payable on the Payment Date in immediately available funds at the offices of RM Sub at Haaksbergweg 31, Suite 4, 1101 BP Amsterdam, The Netherlands, Attention: General Director. If the Payment Date is not a Business Day, then the Payment Date shall be deemed to be the next succeeding Business Day.

Section 3. Conversion

The Lender shall convert all but not less than all the entire outstanding principal amount of this Note into 1,000 Special Shares of Newco II (the “Newco II Special Shares”) in connection with, and immediately prior to, the occurrence of any Exchange. The effective date for the conversion (the “Conversion Date”) shall be the Exchange Date.

Certificates evidencing the Newco II Special Shares issued on conversion of this Note shall be delivered on the Conversion Date. Newco II shall deliver to the Lender, or to such person or persons as are designated by the Lender, a certificate or certificates representing the Newco II Special Shares into which this Note is converted in such name or names as are specified by the Lender. Such conversion shall be deemed to have been effected at the opening of business on the Conversion Date, so that the person entitled to receive such Newco II Special Shares shall be treated for all purposes as having become the record holder of such Newco II Special Shares at the time of Exchange.

Section 4. Security Interest

This Note shall at all times be secured by a first priority perfected security interest in 20,000,000 Magna Class A Shares in accordance with the Pledge Agreement.

Section 5. Transfers

Subject to this Section 5, upon 20 Business Days’ prior written notice to Newco II of the particulars of the proposed Transfer, the Lender is entitled to Transfer its interest in this Note to any of (a) Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents, (b) one or more trusts for the benefit of an individual described in clause (a) or (c) an entity, directly or indirectly, majority controlled by any of the foregoing (each of the foregoing, a “Permitted Transferee”). No proposed Transfer of an interest in this Note is effective until the Permitted Transferee executes and delivers a written agreement in form and substance satisfactory to Newco II, acting reasonably, agreeing to be bound by the Transaction Agreements. Notwithstanding the foregoing, this Note may be pledged to RM’s Lender to secure the RM Loan, and in accordance with the RM Loan and its related security documents and subject to the provisions contained in the Exit Agreement, the Exchange Agreement, the Pledge Agreement and the Undertaking, such pledge may be realized upon by RM’s Lender or its collateral agent. This Section 5 shall not apply to any Transfer of this Note in connection with consummation of a Triggering Event.

Section 6. Unregistered Note

This Note, and the Newco II Special Shares issuable upon conversion hereof, have not been registered under the securities laws of any jurisdiction and may not be reoffered, sold, transferred, pledged or otherwise disposed of except pursuant to registration under the applicable securities laws or an exemption therefrom.

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Section 7. Successors

All the terms and conditions contained in this Note shall be binding upon and be enforceable against the successors of Newco II.

Section 8. Notices

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	if to Newco II at:

2143455 Ontario Inc.

c/o Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Corporate Secretary
Facsimile:	(905) 726-7164

and to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

3

and to:

Miller Thomson LLP

Suite 2500, 20 Queen Street West

P.O. Box 27

Attention:	John M. Campbell
Facsimile:	(416) 595-8695

and to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

Canada M5X 1B8

Attention:	Jean M. Fraser
Facsimile:	(416) 862-6666

(b)	if to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31

Suite 4

1101 BP Amsterdam

The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:	General Director
Facsimile:	7 495 705 5792

4

and to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:	Mark Greene
Richard Hall
Facsimile:	(212) 474-3700

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

Section 9. Arbitration

Any controversy or dispute arising out of or relating to this Note, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of Newco II, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Note. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each party shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either party may apply to the LCIA for the appointment of the third arbitrator.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the party opposite.

Nothing in this Section 9 shall preclude Newco II or the Lender from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

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Section 10. Definitions

“446” means 446 Holdings Inc., a corporation existing under the Act, and its successors;

“Act” means the Business Corporations Act (Ontario) and the regulations under the Act, all as amended, re-enacted or replaced from time to time;

“Applicable Laws” has the meaning assigned to it in the Exit Agreement;

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia;

“Exchange” has the meaning assigned to it in the Exchange Agreement;

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna International Inc., 446, RM, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II;

“Exchange Date” has the meaning assigned to it in the Exchange Agreement;

“Exchange Price” means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to the Realization Date, converted to Canadian dollars at the Bank of Canada noon spot rate on the Business Day immediately prior to the Realization Date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on the Realization Date, the Exchange Price means the volume weighted average trading price in Canadian dollars per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to the Realization Date. At maturity of the Note, the terms “Realization Date” used in this definition shall be replaced by “Maturity Date”;

“Exchange Time” has the meaning assigned to it in the Exchange Agreement;

“Exit Agreement” means the exit agreement dated the date hereof among 445327 Ontario Limited, 446, RM, RM Sub, Newco, Newco I.5 and Newco II;

“Governmental Entity” has the meaning assigned to it in the Exit Agreement;

“Investors Agreement” means the investors agreement dated the date hereof between RM Sub and 446;

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors;

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors;

6

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors;

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, the Lender, Principals Holdco, Newco, Newco I.5 and Newco II;

“NYSE” means the New York Stock Exchange, and its successors;

“Payment Date” means the earlier of (i) the Maturity Date and (ii) the date a demand for payment of this Note is made in accordance with Section 1, if such demand states that RM’s Lender will not agree to effectuate the Exchange;

“Pledge Agreement” means the pledge agreement dated the date hereof between Newco II and the Lender;

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors;

“Realization Date” has the meaning assigned to it in the Exit Agreement;

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna International Inc., RM Sub, Newco I.5, Newco II and RM’s Lender;

“Realization Event” has the meaning assigned to it in the Exit Agreement;

“RM” means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors;

“RM Loan” means the financing (including any refinancing, extension or renewal thereof) provided to RM and/or RM Sub for all or part of the US$1,536,000,000 used by RM Sub to capitalize Newco and Newco II, in accordance with the plan of arrangement of Magna International Inc. effected on the date hereof;

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing the portion of the RM Loan that is secured by the collateral pledged under the Pledge Agreement;

“Sale Transaction” has the meaning assigned to it in the Exit Agreement;

“Transaction Agreements” means this Note, the Exit Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Unanimous Shareholders Agreement, the Pledge Agreement and the Registration Rights Agreement;

“Transfer” has the meaning assigned to it in the Exit Agreement;

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“Triggering Event” means (a) a Sale Transaction, or (b) a Realization Event in which RM’s Lender agrees to facilitate an Exchange, each in accordance with the terms of the Exit Agreement;

“TSX” means the Toronto Stock Exchange, and its successors; and

“Undertaking” means the undertaking executed by RM’s Lender in favour of 446 pursuant to Section 2.2(6) of the Pledge Agreement.

Section 11. Miscellaneous

(a)	Waiver of Notice. Except as expressly required herein, Newco II hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and assents to any extension or postponement of the time of payment or any other indulgence.

(b)	Amendments. No amendment, supplement, restatement, modification, waiver or termination of this Note or any provision hereof shall be binding or effective unless it is in writing and signed by each party hereto and unless and until it is consented to in writing by RM’s Lender or the authorized agent for RM’s Lender from time to time, such consent not to be unreasonably withheld, conditioned or delayed. Newco II and the Lender acknowledge and agree that the execution and delivery of this Note by BNP Paribas shall confer on RM’s Lender the benefit of and the right to enforce the preceding sentence when there is an amount outstanding under the RM Loan that is secured by the collateral pledged under the Pledge Agreement and RM’s Lender hereby agrees that such execution and delivery shall confer on RM’s Lender no other benefit or right under this Note. The Lender and BNP Paribas represent and warrant to Newco II that, on the date hereof, BNP Paribas is RM’s Lender.

(c)	Remedies Cumulative. No remedy herein conferred upon the Lender is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder, or under any law now or hereafter existing or in equity or by statute or otherwise.

(d)	Remedies Not Waived. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other right of the Lender, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Acceptance by the Lender of any partial payment hereunder shall represent payment on account and not a waiver of any right to payment hereunder.

(e)

Costs. Newco II agrees to pay to the Lender the amount of any and all expenses, including the fees and expenses of the Lender’s counsel on a full indemnity basis and of any experts and agents, that the Lender may reasonably incur in

8

connection with (i) the collection on this Note, (ii) the exercise or enforcement of any of the rights of the Lender hereunder, under the Pledge Agreement or under Applicable Laws or (iii) the failure by Newco II to perform or observe any of the provisions hereof. The expenses of the Lender shall include the expenses of any nominee of the Lender designated by the Lender to enforce any rights of the Lender under the Pledge Agreement.

(f)	Governing Law. This Note shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of Newco II and the Lender shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Section 9, each of Newco II and the Lender unconditionally submits to the exclusive jurisdiction of the courts of the Province of Ontario.

(g)	Anti-dilution. References to numbers of Magna Class A Shares will be subject to appropriate adjustment for stock splits, stock dividends, reverse stock splits, share consolidations and similar events occurring after the date hereof.

(h)	Currency Adjustment. If, for the purposes of obtaining judgment in any court or resolution in arbitration proceedings, it is necessary to convert a sum due hereunder or under the Pledge Agreement in one currency into another currency, the rate of exchange used shall be the Bank of Canada noon spot rate on the Business Day immediately preceding that on which final judgment or resolution is given.

(i)	Severability. If any term or other provision of this Note is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Note shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(j)	Survival. All agreements, contained in this Note shall survive the delivery hereof.

(k)	No Gross-up. If Newco II is required under Applicable Law to withhold amounts from the payment of principal or any other amount required to be paid under this Note, Newco II shall not be obliged to make any increased payment of principal or other amount or to pay any additional amount.

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(l)	Termination of Obligations. Effective at the Exchange Time, Newco II shall cease to have any obligations under this Note, including any obligations with respect to any breach of this Note by Newco II prior to the Exchange Time.

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IN WITNESS WHEREOF Newco II has caused this Note to be duly executed as of the date hereof.

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:

By:
Name:
Title:

ACKNOWLEDGED:

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Name:	Mikhail Gurfinkel
Title:	Attorney-in-fact

ACKNOWLEDGED AND AGREED FOR THE PURPOSES OF SECTION 11(b) ONLY:

BNP PARIBAS S.A.

By:	/s/ VIGNER JACQUES
/s/ OLIVIER OSTY
Name:	Vigner Jacques
Oliver Osty
Title:

11

EXHIBIT C

446 HOLDINGS INC.

and

VELERON HOLDING B.V.

INVESTORS AGREEMENT

September 20, 2007

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.	2
Section 1.2	Gender and Number.	8
Section 1.3	Sections and Headings.	8
Section 1.4	Currency.	8
Section 1.5	Certain Phrases.	8
Section 1.6	Statutory References.	8

ARTICLE 2
IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1	Actions in Accordance with Agreement.	8
Section 2.2	Conflicts.	9
Section 2.3	Term of Agreement.	9
Section 2.4	Agreement to be Bound.	9
Section 2.5	Permitted Transfers.	9

ARTICLE 3
BUSINESS AND MANAGEMENT OF NEWCO

Section 3.1	Business of Newco.	10
Section 3.2	Distributions.	10
Section 3.3	Approval of the Investors.	10

ARTICLE 4
DIRECTORS AND SHAREHOLDERS

Section 4.1	Directors of Newco.	11
Section 4.2	Appointment of Directors of Magna and Voting of Magna Shares.	12
Section 4.3	No Voting Trust.	13
Section 4.4	Restrictions on Acquiring Additional Magna Shares.	13

ARTICLE 5
RESTRICTIONS ON TRANSFER

Section 5.1	Restrictions on Transfer by Investors.	14
Section 5.2	Permitted Transfers by Investors.	14
Section 5.3	Encumbering of Newco Shares.	15

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ii

INVESTORS AGREEMENT

Investors Agreement dated September 20, 2007 between 446 Holdings Inc. (“446”) and Veleron Holding B.V. (“RM Sub”).

RECITALS:

(a)	446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

(b)	RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco;

(c)	Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares of Newco I.5; and

(d)	the Investors have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of Newco Shares.

In consideration of the above recitals, and the agreements of the Investors contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Investors agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” means 446 Holdings Inc., a corporation existing under the Act, and its successors.

“446 Call Option” means the right of 446 to purchase from 447 in certain circumstances all, but not less than all, of the Magna Class B Shares owned by 447 on the terms and conditions set out in the 446 Call Option Agreement.

“446 Call Option Agreement” means the Magna Class B Share option agreement dated the date hereof among 446, 447 and Newco.

“446 Magna Nominees” has the meaning specified in Section 4.2(a).

“447” means 447 Holdings Inc., a corporation existing under the Act.

“Act” means the Business Corporations Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“affiliate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

“associate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario) for purposes of Part XX of the Securities Act (Ontario).

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

“Class B Shareholder Nominees” means those directors of Newco which the holders of a majority in aggregate voting power of the shares of Newco resolve are the Class B Shareholder Nominees.

“Class C Shareholder Nominees” means those directors of Newco which the holders of a majority in aggregate voting power of the shares of Newco resolve are the Class C Shareholder Nominees.

“Collateral” has the meaning assigned to it in the Exit Agreement.

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Directors” means the Persons who are elected or appointed as directors of Newco in accordance with this Agreement.

“Dispute” has the meaning specified in Section 8.1.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, RM, 446, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II.

“Exit Agreement” means the exit agreement dated the date hereof among Newco, Newco I.5, Newco II, 445327 Ontario Limited, 446, RM and RM Sub.

“Exit Notice” has the meaning ascribed to such term in the Exit Agreement.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Investor” means each of 446 and RM Sub and any Permitted Transferee to whom it has Transferred Newco Shares in accordance with the terms of this Agreement.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Magna” means Magna International Inc., a corporation existing under the laws of the Province of Ontario, and its successors.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

“Magna Class B Shares” means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

“Magna Corporate Constitution” means the Corporate Constitution which forms part of the articles of arrangement of Magna.

“Magna Directors” has the meaning specified in Section 4.2(1).

“Magna Group” means Magna and its Subsidiaries, taken as a whole.

“Magna Shares” means, collectively, the Magna Class A Shares and the Magna Class B Shares.

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor.

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock spits, share consolidations and similar events and where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities.

“Option Pledge Agreement” means the pledge agreement dated the date hereof between 446 and 447.

“Permitted Transferee” means:

(a)	in the case of 446, Mr. Frank Stronach or any member of his immediate family or any of their lineal descendents; and in the case of RM Sub, Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents;

(b)	one or more trusts for the benefit of one or more of the individuals described in paragraph (a); or

(c)	an entity, directly or indirectly, majority controlled by any of the foregoing.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge” means the pledge agreement dated the date hereof between Newco II and RM Sub.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

“Realization Event” has the meaning specified in the Exit Agreement.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender.

“RM” means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

“RM Loan” has the meaning specified in the Exit Agreement.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

“RM Sub Magna Nominees” has the meaning specified in Section 4.2(b).

“Section 116 Event” means the resignations of directors contemplated by Sections 3.1(8) and 3.1(9) of the Exit Agreement following either such section becoming applicable.

“Subsidiary” means, in respect of an Investor, a subsidiary (as that term is defined in the Act as now in effect) of that Investor or any Person in which such Investor has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Investor has a direct or indirect interest of more than 50 percent.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Transaction Agreement” means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445327 Ontario Limited, the Stronach Trust and the individuals named therein.

“Transaction Agreements” means this Agreement, the Exit Agreement, the Exchange Agreement, the Newco II Unanimous Shareholders Agreement, the Newco II Loan, the Pledge and the Registration Rights Agreement.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and “Transferred” and “Transferring” shall be construed accordingly.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

Section 1.4 Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

Section 1.5 Certain Phrases.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Actions in Accordance with Agreement.

Each Investor shall vote its Newco Shares to give effect to this Agreement, whether at a meeting of the shareholders of Newco or by written resolution of the shareholders of Newco, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

Section 2.2 Conflicts.

In the event of any conflict between the provisions of this Agreement and the provisions of Newco’s articles or by-laws, as between the Investors, this Agreement shall prevail.

Section 2.3 Term of Agreement.

This Agreement terminates on the earliest to occur of the date on which:

(a)	one Investor owns all of the issued and outstanding Newco Class B Shares and Newco Class C Common Shares in compliance with this Agreement;

(b)	either of the Investors no longer holds any of the issued and outstanding Newco Shares;

(c)	this Agreement is terminated by written agreement between both of the Investors; and

(d)	Newco is dissolved pursuant to the Act (provided that if Newco is dissolved and is subsequently revived pursuant to the Act, the dissolution shall be deemed not to have occurred for the purpose of this Section).

Section 2.4 Agreement to be Bound.

In order for a Transfer of Newco Shares to a Permitted Transferee to be effective, each Permitted Transferee who acquires Newco Shares from an Investor must concurrently with becoming a shareholder of Newco execute and deliver to the other Investor a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the other Investor, acting reasonably, agreeing to be bound by each of the Transaction Agreements to which such Transferring Investor is a party.

Section 2.5 Permitted Transfers.

Each of the Investors hereby (i) consents to a Transfer of Newco Shares made in accordance with this Agreement and (ii) agrees that such consent satisfies the requirement for any consent to any such transfer of Newco Shares required under Newco’s articles of incorporation or by-laws and that no further consent is required for any such Transfer.

ARTICLE 3

BUSINESS AND MANAGEMENT OF NEWCO

Section 3.1 Business of Newco.

The sole business of Newco is to acquire and hold securities of Newco I.5 and, directly and indirectly, Magna Shares, to distribute funds pursuant to Newco’s distribution policy, whether such funds are received by Newco as a result of holding securities of Newco I.5, Magna Shares or otherwise, and to enter into and perform its obligations under those of the Transaction Agreements to which it is a party.

Section 3.2 Distributions.

Each Investor shall cause Newco to establish a distribution policy for Newco which shall include the prompt distribution by Newco (by way of dividend or return of capital) to the shareholders of Newco in accordance with its articles of incorporation and by-laws of all distributions and other income received by Newco from Magna, Newco I.5 or otherwise, less amounts required to satisfy Newco’s expenses and other liabilities, including by way of reserves provided by the Directors for that purpose.

Section 3.3 Approval of the Investors.

(1)	Until a Section 116 Event, each Investor shall cause Newco to refrain from making any decision about, taking action on or implementing any matter, other than performing its obligations under the terms of the Transaction Agreements to which Newco is a party and any other agreement entered into by Newco in compliance with the terms hereof and paying distributions to its shareholders in accordance with Section 3.2, without receiving the prior written approval of each of the Investors. Without limiting the generality of the foregoing, each Investor shall ensure that Newco does not amend its articles of incorporation or by-laws, issue any shares or buy or sell any Magna Shares or Newco I.5 shares, other than in connection with performing its obligations under the terms of the Transaction Agreements and any other agreement entered into by Newco in compliance with the terms hereof, without receiving the prior written approval of each of the Investors.

(2)	Unless the prior written approval of each of the Investors is received, until a Section 116 Event, each of the Investors shall cause Newco to vote its shares of Newco I.5 and its Magna Shares for the election or removal of Newco I.5 directors pursuant to the terms of the Newco II Unanimous Shareholders Agreement and the election or removal of Magna Directors pursuant to the terms of this Agreement.

ARTICLE 4

DIRECTORS AND SHAREHOLDERS

Section 4.1 Directors of Newco.

(1)	Subject to this Section 4.1, until a Section 116 Event, each Investor shall cause Newco to have six Directors at and after the date of this Agreement.

(2)	Until a Section 116 Event, the Directors shall consist of:

(a)	two nominees of 446, one of whom shall be appointed chairman of the board of directors of Newco;

(b)	two nominees of RM Sub; and

(c)	subject to Section 4.1(5) and Section 4.1(6), each of Donald J. Walker and Siegfried Wolf.

(3)	446 and RM Sub shall advise Newco in writing as to which Directors are the Class B Shareholder Nominees and as to which Directors are the Class C Shareholder Nominees.

(4)	At least one of the Directors nominated by 446 shall be a “resident Canadian” within the meaning of the Act.

(5)	Notwithstanding Section 4.1(2), in the event that either of Donald J. Walker or Siegfried Wolf ceases to serve as a Director, then, unless each of the Investors otherwise agrees in writing, each of the Investors shall cause Newco to have four Directors, being two nominees of 446 and two nominees of RM Sub.

(6)	In the event that either Donald J. Walker or Siegfried Wolf resigns or is dismissed as an executive officer of Magna, unless each of the Investors otherwise agrees in writing, such person may continue to serve as a Director of Newco.

(7)	If:

(a)	a nominee Director of an Investor resigns or is removed as a Director of Newco, or

(b)	if an Investor wishes to remove either or both of its nominee Directors as a Director of Newco,

for any reason, each of the Investors shall take such actions and proceedings as may be required to, in the case of (b) remove such nominee Director, and to fill any vacancy by the election or appointment of a Director nominated by the Investor whose nominee resigned or was removed. If a replacement Director is not elected or appointed within 10 days of the nominee Director resigning or being removed because such Investor has failed to nominate a replacement, the Directors then in office are entitled to transact business and exercise all of the powers and functions of the Directors.

Section 4.2 Appointment of Directors of Magna and Voting of Magna Shares.

(1)	Until a Section 116 Event, each of the Investors shall cause Newco to vote its Magna Shares to ensure that the board of directors of Magna consists of:

(a)	six nominees of 446 (the “446 Magna Nominees”), one of whom shall be appointed chairman of the board of directors of Magna, provided that at least four of such nominees must be independent for the purposes of Magna’s Board Charter, and two of such nominees must be “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed;

(b)	six nominees of RM Sub (the “RM Sub Magna Nominees”), provided that at least four of such nominees must be independent for the purposes of Magna’s Board Charter, and two of such nominees must be “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed; and

(c)	subject to Section 4.2(2), each of Donald J. Walker and Siegfried Wolf

(collectively, the “Magna Directors”).

(2)	Notwithstanding Section 4.2(1), in the event that the employment of either Donald J. Walker or Siegfried Wolf as an executive officer of Magna is terminated by Magna, or he is requested by Magna to resign as an executive officer of Magna, unless each of the Investors agrees in writing, each of the Investors shall cause Newco to vote its Magna Shares to remove him as a Magna Director.

(3)	Until a Section 116 Event, each of the Investors shall consult with the other to ensure that the requisite number of Magna Directors nominated by the Investors pursuant to Section 4.2(1) will be “resident Canadians” within the meaning of the Act; provided that in the event that the Investors are unable to agree upon which of the Magna Directors nominated by them will be “resident Canadians” within the meaning of the Act then (i) 446 shall ensure that at least three of the 446 Magna Nominees who are independent are “resident Canadians” and (ii) RM Sub shall ensure that at least two of the RM Sub Magna Nominees who are independent are “resident Canadians”.

Section 4.3 No Voting Trust.

Each Investor agrees that neither it nor any of its affiliates shall enter into any voting trust or similar agreement or arrangement with Principals Holdco or any direct or indirect shareholder of Principals Holdco with respect to its holdings of shares of Newco.

Section 4.4 Restrictions on Acquiring Additional Magna Shares.

(1)	Subject to Section 4.4(2), each Investor (and any of its affiliates, associates and Persons acting jointly or in concert with such Investor, other than any such affiliate, associate or Person who is, or is purchasing on behalf of, a publicly traded entity or profit-sharing plan for the benefit of employees of such entity) is prohibited from acquiring any additional Magna Shares.

(2)	Notwithstanding Section 4.4(1), an Investor or its affiliates, associates, and Persons acting jointly or in concert with such Investor may:

(a)	exercise any options to purchase Magna Shares granted to such Person by Magna;

(b)	purchase additional Magna Shares with the prior approval of the Directors, as evidenced by a resolution passed by a majority of the votes cast at a meeting of the Directors, or an instrument signed by a majority of the Directors;

(c)	purchase additional Magna Class A Shares, provided that such Magna Class A Shares when added to the Magna Class A Shares then held by Newco, the Investors, Principals Holdco and each of their affiliates and shareholders of their affiliates (after giving effect to the exercise of any options or rights to acquire Magna Class A Shares held by them) would not exceed 20 percent in aggregate of the issued and outstanding Magna Class A Shares; or

(d)	in the case of 446, acquire Magna Class B Shares pursuant to the 446 Call Option Agreement or the Option Pledge Agreement.

(3)

Each Investor shall (i) notify the other Investor in writing of the particulars of any proposed trade of securities of Magna to be effected by it, its affiliates, its associates or any Person acting jointly or in concert with it (other than any such affiliate, associate or Person who is, or is purchasing on behalf of, a publicly traded entity or profit-sharing plan for the benefit of employees of such entity), including the number of Magna Shares that would be held by such parties after such trade, at least one Business Day prior to any such trade; and (ii) provide the other Investor by the fifteenth day of the end of each calendar quarter in which any such Person has acquired or disposed of any Magna Shares with a report of the number of Magna Shares held by such Investor, its affiliates, its associates or any Person acting jointly or in concert with it.

ARTICLE 5

RESTRICTIONS ON TRANSFER

Section 5.1 Restrictions on Transfer by Investors.

(1)	The following legend shall appear on all security certificates of Newco held by either Investor:

“The shares represented by this certificate are subject to an Investors Agreement dated September 20, 2007 between 446 Holdings Inc. and Veleron Holding B.V., as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Corporation and available for inspection on request and without charge.”

(2)	No Investor may Transfer any Newco Shares except as expressly permitted by this Agreement or the Exit Agreement.

(3)	Any purported Transfer of Newco Shares in violation of this Agreement is void. Each of the Investors shall take such action as is required to prevent Newco from recording any such purported transfer on the share registers of Newco maintained for the Newco Shares.

(4)	From the date of any purported Transfer by an Investor of Newco Shares in violation of this Agreement, all rights of such Investor set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to an Investor.

Section 5.2 Permitted Transfers by Investors.

(1)	Subject to this Section 5.2, upon twenty Business Days, prior written notice to the other Investor of the particulars of the proposed Transfer, an Investor is entitled to Transfer Newco Shares to any of its Permitted Transferees.

(2)	No proposed Transfer of any Newco Shares is effective until the Permitted Transferee complies with Section 2.4.

(3)	Notwithstanding any other provision of this Agreement, an Investor is prohibited from Transferring Newco Shares in a transaction that results in Newco becoming liable as a “resident contributor” to a non-resident trust for the purposes of the Income Tax Act (Canada).

Section 5.3 Encumbering of Newco Shares.

(1)	Subject to Section 5.3(2), no Investor may grant a Lien on or otherwise encumber any of its Newco Shares in any way whatsoever without the prior written consent of the other Investor, which consent may be withheld in the unfettered discretion of such Investor.

(2)	RM Sub may pledge its Newco Shares to secure the RM Loan, which pledge may permit transfers to RM’s Lender of Magna Class A Shares held by Newco II on the occurrence of a Realization Event, provided that the agreements evidencing the RM Loan and related security arrangements comply with the restrictions governing the RM Loan contained in the Exit Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Investors.

Each Investor represents and warrants as follows and acknowledges and confirms that each other Investor is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Applicable Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. It has taken all necessary corporate action to authorise the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal, binding obligation, enforceable against it by the other Investor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Newco Shares. The Newco Shares described in the recitals as being owned by it are owned by the Investor as the registered and beneficial owner with good title, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the articles of Newco and in the case of RM Sub, other than Liens created by the RM Loan in accordance with Section 5.3.

Section 6.2 Representations and Warranties of 446 With Respect to 447.

446 represents and warrants as follows and acknowledges and confirms that RM Sub is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. 447 is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, and to own or lease and operate its assets.

(b)	Title to Magna Class B Shares. 447 is the beneficial owner of 726,829 Magna Class B Shares with good title, free and clear of all Liens, other than the 446 Call Option and the related security for the performance of such call option.

(c)	Obligations and Liabilities. 447 has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent) including indebtedness to any Person, any liabilities in respect of Taxes of any nature or kind whatsoever, or in respect of any judgments, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, other than the 446 Call Option and the related security for the performance of such call option.

(d)	Share Capital. The issued share capital of 447 consists of 100 common shares of 447. Except for such shares, there are no shares of capital stock or other equity securities of 447 reserved for issuance or outstanding. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating 447 to issue or sell any shares of 447 or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of 447 of any nature or kind whatsoever.

Section 6.3 Survival.

The representations, warranties and covenants of the Investors contained in this Article 6 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Investor until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7

COVENANTS OF 446 AND RM SUB

Section 7.1 Covenants of 446.

In addition to the other undertakings herein contained, 446 hereby covenants to RM Sub that, without the prior approval of RM Sub, 446 shall (i) engage in no business or activity other than complying with its obligations under the Transaction Agreements to which it is a party and (ii) own no assets other than the 42,000 Class B Shares of Newco and cash.

Section 7.2 Covenants of RM Sub.

In addition to the other undertakings herein contained, RM Sub hereby covenants to 446 that, without the prior approval of 446, RM Sub shall (i) engage in no business or activity other than complying with its obligations under the Transaction Agreements to which it is a party and with respect to the RM Loan and (ii) own no assets other than the 42,000 Class C Common Shares of Newco, the Class A Shares of Newco II, its interest in the Newco II Loan and cash.

ARTICLE 8

ARBITRATION

Section 8.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of the Investors, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 8.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Investor shall have the right to conduct an oral discovery of a representative of the other Investor.

Section 8.3 Injunctive Relief.

Nothing in this Article 8 shall preclude one of the Investors from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 9

MISCELLANEOUS

Section 9.1 Notices.

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	to 446 at:

446 Holdings Inc.
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

(b)	to RM Sub at:

Veleron Holding B.V.
Haaksbergweg 31
Suite 4
1101 BP Amsterdam
The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director
Facsimile:	7 495 705 5792

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Attention:	Mark Greene and Richard Hall
Facsimile:	(212) 474-3700

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

An Investor may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Investor at its changed address. Any element of an Investor’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 9.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 9.3 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by an Investor without the approval of the other Investor (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Investor required to make the release or announcement shall allow the other Investor reasonable time to comment on such announcement in advance of such issuance.

Section 9.4 Third Party Beneficiaries.

The Investors intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Investors. No Person, other than the Investors, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Investors reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not an Investor, without notice to or consent of that Person.

Section 9.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes an Investor, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Investor.

Section 9.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Investor will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 9.7 Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Investor unless consented to in writing by that Investor. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.8 Entire Agreement.

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Investors are party, constitute the entire agreement between the Investors with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Investors. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Investors in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Investors have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein.

Section 9.9 Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Investors and, where the context so permits, their respective successors and permitted assigns. No Investor may assign any of its rights or obligations hereunder without the prior written consent of the other Investor, except that RM Sub shall assign its rights and obligations hereunder to any Person to whom it transfers the RM Sub Securities (as defined in the Exit Agreement).

Section 9.10 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Investor. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Investors shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Investors as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.11 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Investors shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 8, each Investor unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 9.12 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Investors may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

IN WITNESS WHEREOF the Investors have executed this Investors Agreement.

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Authorized Signing Officer

By:
Authorized Signing Officer

EXHIBIT D

446 HOLDINGS INC.

and

VELERON HOLDING B.V.

as Investors

and

MPMAG HOLDINGS INC.

as Principals Holdco

and

M UNICAR INC.

as Newco

and

2143453 ONTARIO INC.

as Newco I.5

and

2143455 ONTARIO INC.

as Newco II

NEWCO II UNANIMOUS SHAREHOLDERS AGREEMENT

September 20, 2007

i

ii

NEWCO II UNANIMOUS SHAREHOLDERS AGREEMENT

Newco II Unanimous Shareholders Agreement dated September 20, 2007 among 446 Holdings Inc. (“446”), Veleron Holding B.V. (“RM Sub”), MPMAG Holdings Inc. (“Principals Holdco”), M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”) and 2143455 Ontario Inc. (“Newco II”).

RECITALS:

(a)	Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares of Newco I.5;

(b)	Newco I.5 is the registered and beneficial owner of 100 Class B Common Shares and 1,000,000 Non-Voting Preferred Shares of Newco II;

(c)	446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

(d)	RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco and 100 Class A Common Shares of Newco II, and has made the Newco II Loan to Newco II;

(e)	Principals Holdco is the registered and beneficial owner of 15,200 Class A-1 Common Shares and 15,200 Class A Preferred Shares of Newco I.5; and

(f)	the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco I.5 and Newco II.

In consideration of the above recitals, the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” means 446 Holdings Inc., a corporation existing under Act, and its successors.

“446 Magna Nominees” has the meaning specified in Section 4.2(1)(a).

“Act” means the Business Corporations Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“affiliate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York, or Moscow, Russia.

“Collateral” has the meaning assigned to it in the Exit Agreement.

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Directors” means the Persons who are elected or appointed as directors of, as the context requires, Newco I.5 or Newco II, in accordance with this Agreement.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, 446, RM, RM Sub, 445327 Ontario Limited, Newco I.5 and Newco II.

“Exchange Time” has the meaning specified in the Exchange Agreement.

“Exit Agreement” means the exit agreement dated the date hereof among Newco, Newco I.5, Newco II, 445327 Ontario Limited, 446, RM and RM Sub.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du

Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“GKP Holdco” means GKP Holdings Inc., a corporation existing under the Act, and its successors.

“Independent” means directors of Magna who are “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (or any successor instrument) and under any applicable rules of any stock exchange upon which the Magna Shares are listed.

“Investor” means each of 446 and RM Sub and any Permitted Transferee to whom RM Sub has Transferred Newco II non-voting common shares in accordance with the terms of this Agreement.

“Investors Agreement” means the Investors Agreement dated the date hereof between 446 and RM Sub.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

“Magna Class B Shares” means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

“Magna Corporate Constitution” means the Corporate Constitution which forms part of the articles of arrangement of Magna.

“Magna Directors” has the meaning specified in Section 4.2(1).

“Magna Group” means Magna and its Subsidiaries, taken as a whole.

“Magna Shares” means, collectively, the Magna Class A Shares and the Magna Class B Shares.

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco I.5 Shares” means the Voting Preferred Shares and Class A-1 Common Shares of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Voting Preferred Shares or Class A-1 Common Shares in the capital of Newco I.5 or any of the other above securities.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor.

“Newco II Shares” means the Non-Voting Preferred Shares, Non-Voting Common Shares, Voting Common Shares and Special Shares of Newco II, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco II, (iii) any securities of Newco II which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Non-Voting Preferred Shares, Non-Voting Common Shares, Voting Common Shares or Special Shares in the capital of Newco II or any of the other above securities.

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities.

“Out of the Ordinary Course Transaction” means, in respect of the Magna Group, a commitment or agreement to: (i) incur or assume any indebtedness for borrowed money in excess of $500 million in the aggregate or guarantee any indebtedness in excess of $500 million in the aggregate (other than the debt of any Person acquired, directly or indirectly, by Magna if such debt is not guaranteed by Magna); (ii) acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets, having a purchase price in excess of $250 million, in a single transaction or series of related transactions; (iii) divest any business or any corporation, partnership, association or other business organization or division of the Magna Group, or otherwise sell any assets of the Magna Group, for a purchase price in excess of $250 million, in a single transaction or series of related transactions; (iv) invest in or acquire any non-automotive businesses in excess of $20 million per year in the aggregate; (v) except for transactions referred to in paragraph (vi), enter into or amend any oral or written contract or related party transaction with any of Frank Stronach, 445327 Ontario Limited or the Stronach Trust or any of their respective affiliates, unless any such transaction or proposed transaction has been publicly disclosed by Magna or otherwise disclosed to RM Sub by Magna prior to May 10, 2007; (vi) enter into any transactions in respect of real property or any amendments thereto with MI Developments Inc. or its Subsidiaries unless any such transaction or amendment has been approved by a majority of the Independent directors or by a committee of Independent directors of Magna; or (vii) issue treasury shares in the capital of Magna having an issue price in excess of $100 million, in the aggregate, other than shares issued by Magna pursuant to the terms of outstanding options, convertible debt or other securities of Magna that are convertible into, or exchangeable or exercisable for shares of Magna.

“Parties” means Newco II, Newco I.5, Newco, Principals Holdco, 446 and RM Sub.

“Permitted Transferee” means:

(a)	in the case of 446, Mr. Frank Stronach or any member of his immediate family or any of their lineal descendents; and in the case of RM Sub, Mr. Oleg Deripaska or any member of his immediate family or any of their lineal descendents;

(b)	one or more trusts for the benefit of one or more of the individuals described in paragraph (a); or

(c)	an entity, directly or indirectly, majority controlled by any of the foregoing.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge” means the pledge agreement dated the date hereof between Newco II and RM Sub.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals Agreement” means the principals agreement dated the date hereof among Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob, Jeffrey O. Palmer, GKP Holdco, Principals Holdco, Newco and Newco I.5.

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

“Realization Event” has the meaning specified in the Exit Agreement.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender.

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

“RM Loan” has the meaning specified in the Exit Agreement.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

“RM Sub Magna Nominees” has the meaning specified in Section 4.2(1)(b).

“Section 116 Event” means the resignations of directors contemplated by Sections 3.1(8) and 3.1(9) of the Exit Agreement following either such section becoming applicable.

“Subsidiary” means, in respect of an Investor, a subsidiary (as that term is defined in the Act as now in effect) of that Investor or any Person in which such Investor has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Investor has a direct or indirect interest of more than 50 percent.

“Transaction Agreement” means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445327 Ontario Limited, the Stronach Trust and the individuals named therein.

“Transaction Agreements” means this Agreement, the Exit Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Loan, the Pledge, the Principals Agreement and the Registration Rights Agreement.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and “Transferred” shall be construed accordingly.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

Section 1.4 Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

Section 1.5 Certain Phrases.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Actions in Accordance with Agreement.

(a)	Each Investor shall vote its Newco Shares to cause Newco to fulfill its obligations under this Agreement, whether at a meeting of the shareholders of Newco or by written resolution of the shareholders of Newco, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

(b)	Each of Newco and Principals Holdco shall vote its Newco I.5 Shares to give effect to this Agreement, whether at a meeting of the shareholders of Newco I.5 or by written resolution of the shareholders of Newco I.5, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

(c)	Each of Newco I.5 and RM Sub shall vote its Newco II Shares to give effect to this Agreement, whether at a meeting of shareholders of Newco II or by written resolution of shareholders of Newco II, and shall take all other actions and proceedings as may be required to give effect to this Agreement.

(d)	Each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to give effect to this Agreement and shall take all other actions and proceedings as may be required to give effect to this Agreement.

Section 2.2 Conflicts.

In the event of any conflict between the provisions of this Agreement and the provisions of Newco I.5’s or Newco II’s articles or by-laws, this Agreement will prevail. Each of the Investors, Principals Holdco, Newco I.5 and Newco shall take such actions and proceedings as may be required to amend Newco I.5’s or Newco II’s articles and by-laws to resolve any conflicts in favour of this Agreement.

Section 2.3 Newco I.5 and Newco II Consent.

Each of Newco I.5 and Newco II consents to this Agreement and is governed by its terms.

Section 2.4 Share Certificates.

In addition to any legends required by Applicable Laws, all certificates representing shares in the capital of Newco I.5 or Newco II must bear the following legend:

“The shares represented by this certificate are subject to the Newco II Unanimous Shareholders Agreement dated September 20, 2007 among the Corporation and its shareholders, as may be amended from time to time, and such shares may not be pledged, sold or otherwise transferred except in accordance with the terms of that agreement. Any transfer made in contravention of such restrictions is null and void. A copy of the agreement is on file at the registered office of the Corporation and available for inspection on request and without charge.”

Section 2.5 Term of Agreement.

(1)	This Agreement terminates on the earlier to occur of the date on which:

(a)	the Investors Agreement is terminated in accordance with its terms; or

(b)	this Agreement is terminated by written agreement among all of the Parties.

(2)	Effective at the Exchange Time, Newco II shall cease to have any rights or obligations under this Agreement, including any obligations with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

Section 2.6 Agreement to be Bound.

In order for a Transfer by RM Sub to a Permitted Transferee to be effective, the Permitted Transferee who acquires Newco II Shares from RM Sub must concurrently with becoming a shareholder of Newco II execute and deliver to the Parties a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, acting reasonably, agreeing to be bound by the Transaction Agreements to which RM Sub is a party.

Section 2.7 Deemed Consent under Articles.

Each of the Parties hereby (i) consents to a Transfer of Newco II Shares made in accordance with this Agreement and (ii) agrees that such consent satisfies the requirement for any consent to any such Transfer of Newco II Shares required under Newco II’s articles of incorporation or by-laws and that no further consent is required for any such Transfer.

ARTICLE 3

BUSINESS AND MANAGEMENT OF NEWCO I.5 AND NEWCO II

Section 3.1 Business of Newco I.5 and Newco II.

The sole business of Newco I.5 and Newco II is to, directly or indirectly, acquire and hold Magna Shares, to distribute funds pursuant to Newco I.5’s and Newco II’s distribution policy, whether such funds are received by Newco I.5 or Newco II as a result of holding Magna Shares or otherwise, and to enter and perform its obligations under those of the Transaction Agreements to which it is a party.

Section 3.2 Distributions.

Each of the Newco I.5 board of directors and the Newco II board of directors shall establish a distribution policy for Newco I.5 and Newco II, respectively, which shall include the prompt distribution by Newco I.5 and Newco II (by way of dividend or return of capital) to their shareholders in accordance with their articles of incorporation and by-laws of all distributions and other income received by Newco I.5 and Newco II from Magna or otherwise, less amounts required to satisfy Newco I.5’s and Newco II’s expenses and other liabilities, including by way of reserves provided by the Directors for that purpose.

Section 3.3 Approval of the Investors.

(1)	Without receiving the prior written approval of each of the Investors, until a Section 116 Event, neither Newco I.5 nor Newco II shall make any decision about, take action on or implement any matter, other than performing its obligations under the terms of the Transaction Agreements to which it is a party and any other agreement entered into by it in compliance with the terms hereof, and paying dividends to its shareholders in accordance with the articles and by-laws. Without limiting the generality of the foregoing, neither Newco I.5 nor Newco II shall amend its articles of incorporation or its by-laws, issue any shares, redeem or retract any of their shares or any shares of the other, or buy or sell any Magna Shares, other than in connection with performing its obligations under the terms of the Transaction Agreements to which it is a party and any other agreement entered into by it in compliance with the terms hereof, without receiving the prior written approval of each of the Investors.

(2)	Unless the prior written approval of each of the Investors is received, until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly for the election or removal of Magna Directors pursuant to the terms of this Agreement.

Section 3.4 Maintenance

Each of Newco I.5 and Newco II shall maintain its existence during the entire term of this Agreement.

ARTICLE 4

DIRECTORS AND SHAREHOLDERS

Section 4.1 Directors of Newco I.5 and Newco II.

(1)	Subject to this Section 4.1, until a Section 116 Event, each of Newco I.5 and Newco II shall have six Directors, which number shall be adjusted if the number of Directors of Newco changes so that the number of Directors of Newco I.5 and Newco II shall always be the same as the number of directors of Newco.

(2)	Until a Section 116 Event, the Directors shall be the same as the directors of Newco.

(3)	446 shall advise each of Newco I.5 and Newco II in writing as to which Directors of Newco I.5 and Newco II, respectively, are the Class B Shareholder Nominees (who shall be the directors of Newco who are the Class B Shareholder Nominees (as defined in the by-laws of Newco)). RM Sub shall advise each of Newco I.5 and Newco II in writing as to which Directors of Newco I.5 and Newco II, respectively, are the Class C Shareholder Nominees (who shall be the directors of Newco who are the Class C Shareholder Nominees (as defined in the by-laws of Newco)).

(4)	If a nominee Director of an Investor resigns or is removed as a director of Newco, the Investor shall cause such individual to resign as a Director of Newco I.5 and Newco II.

(5)	If an Investor wishes to remove either of its nominee Directors as a director of Newco, such Investor shall also remove such individual as a Director of Newco I.5 and Newco II.

(6)	If a replacement director of Newco I.5 and Newco II is not elected or appointed within 10 days of the nominee director of Newco I.5 and Newco II resigning or being removed because such Investor has failed to nominate a replacement, the Directors then in office are entitled to transact business and exercise all of the powers and functions of the Directors.

Section 4.2 Appointment of Directors of Magna and Voting of Magna Shares.

(1)	Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to cause the board of directors of Magna to consist of:

(a)	six nominees of 446 (the “446 Magna Nominees”), one of whom shall be appointed the chairman of the board of directors of Magna, provided that at least four of such nominees must be Independent;

(b)	six nominees of RM Sub (the “RM Sub Magna Nominees”), provided that at least four of such nominees must be Independent; and

(c)	Donald J. Walker and Siegfried Wolf

(collectively, the “Magna Directors”). Notwithstanding the foregoing, in the event that the employment of either Donald J. Walker or Siegfried Wolf as an executive officer of Magna is terminated by Magna, or he is requested by Magna to resign as an executive officer of Magna, unless each of the Investors agrees in writing, Newco II shall vote its Magna Shares to remove him as a Magna Director.

(2)	If:

(a)	a nominee Magna Director resigns or is removed as a Magna Director; or

(b)	446 or RM Sub wishes to remove one of its nominee Magna Directors,

for any reason prior to a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly to cause the board of directors of Magna to, in the case of (b), remove such nominee Magna Director, and to fill any vacancy by the election or appointment of an individual nominated by the Investor whose nominee resigned or was removed.

(3)

Until a Section 116 Event, each of the Investors shall consult with the other to ensure that the requisite number of Magna Directors nominated by the Investors pursuant to Section 4.2(1) will be “resident Canadians” within the meaning of the Act; provided that in the event that the Investors are unable to agree upon which of the Magna Directors nominated by them will be “resident Canadians” within the meaning of the Act then (i) 446 shall ensure that at least three of the 446 Magna Nominees who are Independent are “resident Canadians” and (ii) RM Sub shall ensure that at least two of the RM Sub Magna Nominees who are Independent are “resident Canadians”.

(4)	Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares, held directly or indirectly, to cause Magna to, as soon as practicable, adopt and maintain governance guidelines, which shall form part of the procedure of the board of directors of Magna, to the effect that:

(a)	each Magna Director must declare his or her interest and abstain from voting on all matters where there is an actual or perceived conflict of interest involving him or her, including in the case of Magna Directors who are direct or indirect shareholders of Principals Holdco:

(i)	the appointment of Magna Directors to committees of the Magna board of directors; and

(ii)	with respect to any matter where any 446 Magna Nominee or RM Sub Magna Nominee who is not Independent has declared an interest and is abstaining from voting; and

(b)	the approval of any Out of the Ordinary Course Transaction will require the approval of at least two-thirds of the Magna Directors voting in respect of such transaction.

(5)	Until a Section 116 Event, each of Newco I.5 and Newco II shall vote its Magna Shares held directly or indirectly:

(a)	against any resolution that would have the effect of detracting from the culture, business philosophies and operating principles that have been the cornerstone of Magna’s success, including in particular the Magna Corporate Constitution and the employee profit sharing and employee charter principles contained therein; and

(b)	in favour of any resolution that may be required to reaffirm or otherwise maintain in force such culture, philosophies and principles in all fundamental respects.

Section 4.3 Indemnification.

Each of Newco I.5 and Newco II shall indemnify its Directors to the fullest extent permitted by the Act. Nothing in this Agreement limits the right of any Director to claim indemnity apart from the provisions of this Agreement, if the Director is entitled to such indemnity.

ARTICLE 5

RESTRICTIONS ON TRANSFER

Section 5.1 Restrictions on Transfer by Investors.

(1)	No shareholder of Newco I.5 or Newco II may Transfer any Newco I.5 Shares or Newco II Shares, including by way of retraction of retractable shares, except as expressly permitted by this Agreement, the Principals Agreement or the Exit Agreement.

(2)	Any purported Transfer of Newco I.5 Shares or Newco II Shares in violation of this Agreement is void. Each of the Parties shall take such action as is required to prevent Newco I.5 or Newco II from recording such a purported transfer on the share register of Newco I.5 or Newco II maintained for the Newco I.5 Shares or Newco II Shares.

(3)	From the date of any purported Transfer by a shareholder of Newco II Shares in violation of this Agreement, all rights of such shareholder set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to a Party.

Section 5.2 Permitted Transfers by Investors.

(1)	Subject to this Section 5.2, upon twenty Business Days prior written notice to each of the other Parties of the particulars of the proposed Transfer, RM Sub is entitled to Transfer its Newco II Shares and its interest in the Newco II Loan to any of its Permitted Transferees.

(2)	No proposed Transfer of any Newco II Shares or an interest in the Newco II Loan is effective until the Permitted Transferee complies with Section 2.6.

(3)	Notwithstanding any other provision of this Agreement, RM Sub is prohibited from Transferring Newco II Shares in a transaction that results in Newco II becoming liable as a “resident contributor” to a non-resident trust for the purposes of the Income Tax Act (Canada).

Section 5.3 Encumbering of Newco II Shares or Newco II Loan.

(1)	Newco is prohibited from granting a Lien on or otherwise encumbering any of its Newco I.5 Shares in any way whatsoever without the prior written consent of each of the Investors, which consent may be withheld in the unfettered discretion of each such Investor.

(2)	Newco I.5 is prohibited from granting a Lien on or otherwise encumbering any of its Newco II Shares in any way whatsoever without the prior written consent of each of the Investors, which consent may be withheld in the unfettered discretion of each such Investor.

(3)	Subject to Section 5.3(4), RM Sub is prohibited from granting a Lien on or otherwise encumbering any of its Newco II Shares or interest in the Newco II Loan in any way whatsoever without the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(4)	RM Sub may pledge its Newco II Shares and interest in the Newco II Loan to secure the RM Loan, which pledge may permit transfers to RM’s Lender of Magna Class A Shares held by Newco II on the occurrence of a Realization Event, provided that the agreements evidencing the RM Loan and related security arrangements comply with the restrictions governing the RM Loan contained in the Exit Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Investors.

Each Investor represents and warrants as follows and acknowledges and confirms that each other Investor is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Applicable Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. It has taken all necessary corporate action to authorise the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal, binding obligation, enforceable against it by the other Investor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Shares. The Newco Shares, Newco II Shares and interest in the Newco II Loan described in the recitals as being owned or held by it are owned or held by the Investor as the registered and beneficial owner with good title, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the articles of incorporation of Newco II, in the case of RM Sub, other than Liens created by the RM Loan in accordance with Section 5.3.

Section 6.2 Survival.

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7

ARBITRATION

Section 7.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 7.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Party shall have the right to conduct an oral discovery of a representative of the other Parties to the arbitration.

Section 7.3 Injunctive Relief.

Nothing in this Article 7 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Principals Agreement.

Without the approval of each of the Investors, Newco shall promptly enforce its rights under the Principals Agreement and shall not amend the Principals Agreement nor waive any obligations of any other parties to the Principals Agreement.

Section 8.2 Notices.

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	to 446 at:

446 Holdings Inc.
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

(b)	to RM Sub at:

Veleron Holding B.V.
Haaksbergweg 31
Suite 4
1101 BP Amsterdam
The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director
Facsimile:	7 495 705 5792

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Attention:	Mark Greene and Richard Hall
Facsimile:	(212) 474-3700

(c)	if to Newco at:

M Unicar Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP 40 King Street West Suite 5800 Toronto, Ontario Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(d)	to Newco I.5 at:

2143453 Ontario Inc. c/o Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP 40 King Street West Suite 5800 Toronto, Ontario Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(e)	to Newco II at:

2143455 Ontario Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to such Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 8.3 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.4 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 8.5 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 8.6 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 8.7 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 8.8 Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 8.9 Entire Agreement.

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein.

Section 8.10 Successors and Assigns.

This Agreement shall ensure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that RM Sub shall assign its rights and obligations hereunder to any Permitted Transferee to whom it Transfers the RM Sub Securities (as defined in the Exit Agreement) in accordance with Section 2.6.

Section 8.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 7, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 8.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

ARTICLE 9

RELEASE BY PRINCIPALS HOLDCO OF NEWCO II

Section 9.1 Release by Principals Holdco of Newco II

Effective at the Exchange Time, Principals Holdco hereby grants to Newco II a full and final release from any and all liabilities and obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) owed by Newco II to Principals Holdco and arising on or before, or related to any matter occurring on or before, the Exchange Time. Effective at the Exchange Time, Principals Holdco agrees that Newco II shall cease to have any rights (other than pursuant to this Article 9) or any obligation with respect to any breach of this Agreement by Newco II prior to the Exchange Time.

IN WITNESS WHEREOF the Parties have executed this Agreement.

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Authorized Signing Officer

By:
Authorized Signing Officer

M UNICAR INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

MPMAG HOLDINGS INC.

By:	/s/ DONALD J. WALKER
Authorized Signing Officer

By:
Authorized Signing Officer

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

EXHIBIT E

446 HOLDINGS INC.

and

VELERON HOLDING B.V.

as Investors

and

M UNICAR INC.

as Newco

and

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

as RM

and

445327 ONTARIO LIMITED

as 445

and

2143453 ONTARIO INC.

as Newco I.5

and

2143455 ONTARIO INC.

as Newco II

EXIT AGREEMENT

September 20 , 2007

i

ii

EXIT AGREEMENT

Exit Agreement dated September 20, 2007 among 446 Holdings Inc. (“446”), Veleron Holding B.V. (“RM Sub”), Open Joint Stock Company Russian Machines (“RM”), 445327 Ontario Limited (“445”), M Unicar Inc. (“Newco”), 2143453 Ontario Inc. (“Newco I.5”) and 2143455 Ontario Inc. (“Newco II”).

RECITALS:

(a)	Newco is the registered and beneficial owner of 84,800 Class B Common Shares and 84,800 Voting Preferred Shares of Newco I.5;

(b)	Newco I.5 is the registered and beneficial owner of 100 Class B Common Shares and 1,000,000 Non-Voting Preferred Shares of Newco II;

(c)	446 is the registered and beneficial owner of 42,000 Class B Shares of Newco;

(d)	RM Sub is the registered and beneficial owner of 42,000 Class C Common Shares of Newco and 100 Class A Common Shares of Newco II and has made the Newco II Loan to Newco II; and

(e)	the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco and Newco II.

In consideration of the above recitals, and the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“445” means 445327 Ontario Limited, a corporation existing under the Act, and its successors.

“446” means 446 Holdings Inc., a corporation existing under the Act, and its successors.

“Act” means the Business Corporations Act (Ontario).

“Aggregate Investment Gain” means the amount, if any, by which the Market Value on the End Date of 20,000,000 Magna Class A Shares exceeds the RM Investment Amount. The Aggregate Investment Gain can never be less than zero.

“Aggregate Tax Liability” means the aggregate, as calculated by Newco II’s auditors, of (a) the Taxes which would be incurred by Newco II if (i) on the End Date, Newco II disposed of 20,000,000 Magna Class A Shares for proceeds of disposition equal to the Market Value on such date of such shares (such proceeds converted from U.S. dollars to Canadian dollars as at the End Date); (ii) for its taxation year in which the End Date occurred, Newco II had no income other than the capital gain, if any, from such disposition; (iii) Newco II was, throughout the taxation year in which the End Date occurred, a Canadian-controlled private corporation; (iv) Newco II had paid a taxable dividend (the “Taxable Dividend”) in such taxation year in the minimum amount required for Newco II to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand generated as a consequence of the capital gain, if any, described in (ii) above; (v) the taxation year of Newco II ended immediately after payment of the Taxable Dividend; (vi) Newco II was taxable in respect of such disposition at the federal and Ontario corporate tax rates applicable on the End Date (including any applicable surtaxes) to a corporation that is a Canadian-controlled private corporation; (vii) in computing its Taxes in respect of such disposition, Newco II deducted the full amount of the Dividend Refund; and (viii) Newco II claimed no losses, deductions or credits in calculating its income, taxable income or Taxes other than the Dividend Refund and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of Newco II pursuant to and in accordance with the Transaction Agreements; and (b) the Taxes which would be payable by an individual who is a natural person resident in the Province of Ontario if (i) the individual had received the Taxable Dividend; (ii) the Taxable Dividend was an eligible dividend; (iii) the federal and Ontario tax rates applicable to the individual in respect of the Taxable Dividend were the highest marginal federal and Ontario tax rates (including any applicable surtaxes); and (iv) there were no deductions made or credits taken in calculating the Taxes of the individual other than the dividend tax credit arising as a result of the Taxable Dividend. The Aggregate Tax Liability can never be less than zero.

“Agreement” means this agreement as amended, modified, restated, replaced or supplemented from time to time.

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto and which have the force of law.

“Authorization” means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including and securities regulatory authority, having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

“Calculated Amount” has the meaning specified in Section 2.1(3)(b)(vi).

“Claim” has the meaning specified in Section 3.8(3).

“Class C Common Shares Value” means the lesser of (a) CDN$77,959,401 and (b) the Market Value on the End Date of 1,000,000 Magna Class A Shares (converted from U.S. dollars to Canadian dollars as at the End Date).

“Closing Date” has the meaning specified in Section 2.5.

“Collateral” has the meaning specified in Section 2.1(1).

“Comfort Letter” has the meaning specified in Section 3.1(7)(b).

“Early Realization Adjustment” means:

(a)	the amount, if any, by which 58 percent of the aggregate of all dividends and other distributions payable on, or in respect of, 20,000,000 Magna Class A Shares with respect to record dates occurring during the time period from and including the Realization Date to and including the Second Anniversary exceeds all dividends or other distributions actually payable on, or in respect of, the relevant Escrowed Shares during that time period, plus

(b)

the Market Value as at the Second Anniversary of the Magna Class A Shares, if any, that Newco, Newco I.5 and/or Newco II would have retained out of the 20,000,000 Magna Class A Shares initially held by Newco II if: (i) there had not been a Realization Event, (ii) 20,000,000 Magna Class A Shares had been held by Newco II to and including the Second

Anniversary and (iii) (A) if the transactions contemplated by the Exchange Agreement were completed in connection with the Realization Event, the transactions described in Section 2.3(1) had been completed based on the Second Anniversary being the End Date as a result of an Exit Notice given by RM Sub pursuant to Section 2.2(1)(a), or (B) if the transactions contemplated by the Exchange Agreement were not completed in connection with the Realization Event, the transactions described in Section 2.3(2) had been completed based on the Second Anniversary being the End Date as a result of an Exit Notice given by RM Sub pursuant to Section 2.2(1)(a) and, in the case of this clause (iii), RM Sub had elected to receive Magna Class A Shares in accordance with Section 2.3(3)(a), plus

(c)	the amount, if any, by which (i)(x) the Aggregate Tax Liability calculated as if the End Date were on the Second Anniversary, multiplied by (y) the number of relevant Escrowed Shares and divided by (z) 20,000,000 Magna Class A Shares, exceeds (ii) 75 percent of the Tuck Tax Liability calculated as if the Realization Date were on the Second Anniversary and calculated as if the Tuck Transactions were effected on the Second Anniversary, plus

(d)	the Realization Taxes, if any.

“Early Realization Limit” has the meaning specified in Section 2.1(3)(b)(iii).

“End Date” means, in the case of a Realization, the Realization Date and, in the case of a Sale Transaction, the Closing Date.

“Escrowed Shares” means the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares, the No Tuck (f) Escrowed Shares, the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be.

“Exchange” has the meaning assigned to it in the Exchange Agreement.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, RM, RM Sub, 445, 446, Newco I.5 and Newco II.

“Exchange Date” has the meaning assigned to it in the Exchange Agreement.

“Exit Notice” has the meaning specified in Section 2.2(3).

“GKP Holdco” means GKP Holdings Inc., a corporation existing under the Act, and its successors.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Imputed Number” has the meaning specified in Section 3.7(1).

“Indemnified Party” has the meaning specified in Section 3.8(3).

“Indemnified Percentage” has the meaning specified in Section 3.8(2).

“Indemnifying Party” has the meaning specified in Section 3.8(3).

“Insolvency Event” means any event in which an Investor: (i) is dissolved; (ii) becomes insolvent or fails or is unable or admits in writing its inability generally to pay its debts as they become due; (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for the winding-up or liquidation of such Investor, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for the winding-up or liquidation of such Investor or (B) is not dismissed, discharged, stayed or restrained in each case within 60 days of the institution or presentation thereof; (v) has a resolution passed for its winding-up or liquidation; (vi) seeks or becomes subject to the appointment of an administrator, receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets; or (vii) any event occurs with respect to such Investor which, under the Applicable Laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vi) (inclusive).

“Investor” means each of 446, RM Sub or any Permitted Transferee.

“Investors Agreement” means the investors agreement dated the date hereof between 446 and RM Sub.

“Liabilities” has the meaning specified in Section 3.8(1).

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Loan Documentation” means the executed agreements evidencing the RM Loan, including all ancillary agreements and documents relating to the security therefor.

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Material Change” means any “material change” (as that term is defined in the Securities Act (Ontario)) of Magna.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares of Magna or any of the other above securities.

“Market Value” on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date.

“Material Adverse Effect” means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement.

“Minister” has the meaning specified in Section 3.1(7)(a).

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

“Newco Purchaser” means 446 or such other Person as 446 may designate from time to time by giving written notice to the other Parties.

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities.

“No Tuck Calculated Amount” has the meaning specified in Section 2.1(5)(g).

“No Tuck (d) Escrowed Shares” has the meaning specified in Section 2.1(5)(d).

“No Tuck (e) Escrowed Shares” has the meaning specified in Section 2.1(5)(e)(iii).

“No Tuck (f) Escrowed Shares” has the meaning specified in Section 2.1(5)(f).

“No Tuck Settlement Date” has the meaning specified in Section 2.1(5)(h).

“Notice” has the meaning specified in Section 7.1.

“NYSE” means the New York Stock Exchange, and its successors.

“Parties” means Newco, Newco I.5, Newco II, 445, 446, RM and RM Sub.

“Payment Date” has the meaning assigned to it in the Newco II Loan Note.

“Permitted Transferee” has the meaning specified in the Investors Agreement.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge Agreement” means the pledge agreement dated the date hereof between Newco II and RM Sub.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals” means each of Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer.

“Principals Agreement” means the principals agreement dated the date hereof among the Principals, GKP Holdco, Principals Holdco, Newco and Newco I.5.

“Principals Holdco” means MPMAG Holdings Inc., a corporation existing under the Act, and its successors.

“Purchase Price” has the meaning specified in Section 3.1(7)(a).

“Realization Date” means, with respect to a Realization Event, (a) if an Exchange is effected in connection with such Realization Event, the Exchange Date and (b) if an Exchange is not effected in connection with such Realization Event, the Payment Date.

“Realization Event” means any demand for repayment of the Newco II Loan that is made prior to September 20, 2027, or any event that occurs prior to such date that is deemed by the terms of the Newco II Loan Note to be such a demand.

“Realization Proceeds” means the gross proceeds derived from the disposition of Magna Class A Shares by RM’s Lender following a Realization Event as set out in this Agreement.

“Realization Taxes” means any Taxes incurred or expected to be incurred, as determined by Newco’s auditor, by Newco II, Newco I.5 or Newco Purchaser, as the case may be, in connection with (A) the disposition of Magna Class A Shares by RM’s Lender in accordance with terms of this Agreement and (B) the disposition or expected disposition of Magna Class A Shares by Newco II, Newco I.5 or Newco Purchaser, as the case may be, in connection with Section 2.1(7).

“Reasonable Selling Expenses” means all reasonable underwriting fees and selling commissions actually paid by RM’s Lender to arm’s length third parties in connection with the disposition of Magna Class A Shares by RM’s Lender following a Realization Event, to a maximum of 3% of the gross proceeds of such dispositions, but only to the extent that reasonable supporting documentation for such fees and commissions have been provided to Newco Purchaser.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender.

“Remittance Date” has the meaning specified in Section 3.1(7)(b)(v).

“Replacement LC” has the meaning specified in Section 3.1(7)(b).

“RM Investment Amount” means $1,536,600,000.

“RM Lender’s Magna Class A Shares” means:

(a)	in the case of any Realization Event to which Section 2.1(3)(b) is applicable, the Magna Class A Shares received by RM Sub pursuant to Section 2.1(3)(b) and the Exchange Agreement and thereafter either disposed of by RM’s Lender as realization of the Collateral or retained by RM Sub or RM’s Lender pursuant to Section 2.1(3)(b)(v); and

(b)	in the case of any Realization Event to which Section 2.1(5) is applicable, the Magna Class A Shares either disposed of by RM’s Lender in realization of the Collateral or retained by RM Sub or RM’s Lender pursuant to Section 2.1(5)(e).

“RM Loan” has the meaning specified in Section 2.1(1).

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors and Permitted Transferees.

“RM Sub Securities” means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II Special Shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral.

“Sale Transaction” has the meaning specified in Section 2.5.

“Second Anniversary” means September 20, 2009.

“Section 116(2) Certificate” has the meaning specified in Section 3.1(7)(a).

“Section 116(4) Certificate” has the meaning specified in Section 3.1(7)(b)(iii)(B).

“Section 2.1 Sale” has the meaning specified in Section 2.5.

“Settlement Date” has the meaning specified in Section 2.1(3)(b)(vii).

“Shareholder Undertaking” means the agreement dated the date hereof among Frank Stronach, Oleg Deripaska, the Stronach Trust and Basic Element Ltd.

“Stikeman” has the meaning specified in Section 3.1(7)(b).

“Sub (3)(a) Collateral Shares” has the meaning specified in Section 2.1(3)(a)(iii).

“Sub (3)(b)(ii) Collateral Shares” has the meaning specified in Section 2.1(3)(b)(iii).

“Sub (3)(b)(ii)(A) Collateral Shares” has the meaning specified in Section 2.1(3)(b)(ii)(A).

“Sub (3)(b)(ii)(B) Collateral Shares” has the meaning specified in Section 2.1(3)(b)(ii)(B).

“Sub (4) Collateral Shares” has the meaning specified in Section 2.1(4)(b).

“Sub (4) Incremental Tax Liability” means the aggregate, as calculated by Newco II’s auditors, of (a) the Aggregate Tax Liability computed in establishing the number of Sub (4) Collateral Shares under Section 2.1(4)(b), recalculated as if the proceeds of disposition per Magna Class A Share for such calculation had been equal to the average proceeds of disposition per Magna Class A Share realized by RM’s Lender in disposing of the Sub (4) Collateral Shares (rather than the Market Value on the Realization Date), minus (b) the Aggregate Tax Liability, as calculated in establishing the number of Sub (4) Collateral Shares under Section 2.1(4)(b). The Sub (4) Incremental Tax Liability can never be less than zero.

“Sub (4) Settlement Date” has the meaning specified in Section 2.1(4)(c).

“Sub (5) Realization End Date” has the meaning specified in Section 2.1(5)(b).

“Suspension Period” has the meaning assigned to it in the Registration Rights Agreement.

“Tax Act” has the meaning specified in Section 3.1(7)(a).

“Taxable RM Sub Securities” has the meaning specified in Section 3.1(7)(a).

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’

compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Third Anniversary” means September 20, 2010.

“Time of Closing” means (a) in the case of a Sale Transaction, 10:00 a.m. (Toronto time) on the Closing Date or such later or earlier time on the Closing Date as those Parties to a Sale Transaction may agree in writing or (b) in the case of a Realization Event, 10:00 a.m. (Toronto time) on the Realization Date or such later or earlier time on the Realization Date as those parties to the purchase and sale of RM Sub Securities pursuant to Section 2.1 may agree in writing.

“Trading Day” means a day on which there is trading of Magna Class A Shares on either the TSX or the NYSE, other than any day on which RM’s Lender does not sell or cause the sale of any of the RM’s Lender Magna Class A Shares and there is a Blackout Period or a Suspension Period (as both terms are defined in the Registration Rights Agreement) in effect following the receipt by Magna of a Request Notice (as such term is defined in the Registration Rights Agreement).

“Transaction Agreement” means the transaction agreement dated May 10, 2007 among Magna, RM, RM Sub, 445, the Stronach Trust and the Principals.

“Transaction Agreements” means this Agreement, the Exchange Agreement, the Investors Agreement, the Newco II Unanimous Shareholders Agreement, the Newco II Loan Note, the Pledge Agreement and the Registration Rights Agreement.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing and “Transferred” shall be construed accordingly.

“TSX” means the Toronto Stock Exchange, and its successors.

“Tuck (iv) Escrowed Shares” has the meaning specified in Section 2.1(3)(b)(iv).

“Tuck (v) Escrowed Shares” has the meaning specified in Section 2.1(3)(b)(v).

“Tuck Tax Liability” means the aggregate, as calculated by Newco I.5’s auditors, of (a) the Taxes which would be incurred by Newco I.5 if (i) all of the Magna Class A Shares received by Newco I.5 after giving effect to the Tuck Transactions were disposed of on the relevant End Date for proceeds of disposition equal to the Market Value on such date of such shares (such proceeds converted from U.S. dollars to Canadian dollars as at the End Date); (ii) for its taxation year in which the End Date occurred, Newco I.5 had no income other than the capital gain, if any, from such disposition; (iii) Newco I.5 was, throughout the taxation year in which the End Date occurred, a Canadian-controlled private corporation; (iv) Newco I.5 had paid a taxable dividend (the “Taxable Dividend”) in such taxation year in the minimum amount required for Newco I.5 to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand generated as a consequence of the capital gain, if any, described in (ii) above; (v) the taxation year of Newco I.5 ended immediately after payment of the Taxable Dividend; (vi) Newco I.5 was taxable in respect of such disposition at the federal and Ontario corporate tax rates applicable on the End Date (including any applicable surtaxes) to a corporation that is a Canadian-controlled private corporation; (vii) in computing its Taxes in respect of such disposition, Newco I.5 deducted the full amount of the Dividend Refund; and (viii) Newco I.5 claimed no losses, deductions or credits in calculating its income, taxable income or Taxes other than the Dividend Refund and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of Newco I.5 pursuant to and in accordance with the Transaction Agreements; and (b) the Taxes which would be payable by an individual who is a natural person resident in the Province of Ontario if (i) the individual had received the Taxable Dividend; (ii) the Taxable Dividend was an eligible dividend; (iii) the federal and Ontario tax rates applicable to the individual in respect of the Taxable Dividend were the highest marginal federal and Ontario tax rates (including any applicable surtaxes); and (iv) there were no deductions made or credits taken in calculating the Taxes of the individual other than the dividend tax credit arising as a result of the Taxable Dividend. The Tuck Tax Liability can never be less than zero.

“Tuck Transactions” means the Exchange and the other transactions contemplated by the Exchange Agreement.

“Withheld Amount” has the meaning specified in Section 3.1(7)(b).

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Divisions and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds. Any amount that is expressed in this Agreement to be “converted from Canadian dollars to U.S. dollars” as at any date shall be converted to U.S. dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date. Any amount that is expressed in this Agreement to be “converted from U.S. dollars to Canadian dollars” as at any date shall be converted to Canadian dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date.

Section 1.5 Certain Phrases, etc.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expressions “Article”, “Section” and other subdivision followed by a number mean the specified Article, Section or other subdivision of this Agreement.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supercedes any such statute or any such regulation or rule.

ARTICLE 2

ENCUMBERING SECURITIES AND EXIT TRANSACTIONS

Section 2.1 Encumbering of Securities.

(1)	RM Sub is permitted to pledge its Newco Class C Common Shares and Newco II Class A Common Shares, the Newco II Loan Note, the Special Shares of Newco II issued to RM Sub on the conversion of the Newco II Loan Note and any Magna Class A Shares pledged to RM Sub as security for the Newco II Loan or any Magna Class A Shares otherwise receivable by RM Sub, or by Newco I.5 in the case of Section 2.1(3)(b), pursuant to the terms of this Agreement or the Exchange Agreement, to assign by way of security the rights and obligations of RM Sub under this Agreement and the Exchange Agreement and to grant a security interest in cash or near-cash equivalents (collectively, the “Collateral”) to secure the financing (including any refinancing, extension or renewal thereof) provided to RM and/or RM Sub for all or part of the RM Investment Amount to be used by RM Sub to capitalize Newco and Newco II by way of the acquisition of the RM Sub Securities in accordance with the Plan of Arrangement (such financing, refinancing, extension or renewal being the “RM Loan”), provided that:

(a)	the Collateral is held, either for RM’s Lender’s own account or as collateral agent, by CIBC Mellon Trust Company or a financial institution qualified to conduct business as a bank or trust company under the Applicable Laws of Canada or the United States of America and having (together with its controlling shareholder, provided that such controlling shareholder is also a bank, bank holding company or trust company under the Applicable Laws of Canada or the United States of America) total assets of at least $5,000,000,000;

(b)	the Loan Documentation specifies that:

(i)	other than to the extent required to realize on any of the Collateral in a manner that complies with this Agreement, RM’s Lender shall not have any claim against Newco, Newco I.5, Newco II or any of their assets and under no circumstances shall RM’s Lender be entitled to exercise any rights of RM Sub under the Investors Agreement or the Newco II Unanimous Shareholders Agreement;

(ii)	until the Second Anniversary, the total amount secured by the Collateral shall not exceed 80 percent of the RM Investment Amount, plus Reasonable Selling Expenses;

(iii)	following the Second Anniversary, the total amount secured by the Collateral shall not exceed the RM Investment Amount; and

(iv)	the Magna Class A Shares pledged as security for the Newco II Loan shall be certificated and remain registered in the name of Newco II until a Realization Event, and prior to any Realization Event:

(A)	Newco II shall be entitled to receive all cash dividends or other cash distributions on, or in respect of, such Magna Class A Shares, free and clear of Liens, created by the Loan Documentation; and

(B)	Newco II shall be entitled to vote such Magna Class A Shares;

(c)	RM’s Lender executes an undertaking in favour of 446 and Newco II acknowledging that the interest of RM’s Lender in the Collateral is subject to, and that RM’s Lender agrees to comply with, the provisions of the Loan Documentation that correspond to this Section 2.1;

(d)	RM Sub shall send to Newco and Newco II any notices of default received from RM’s Lender under the RM Loan, promptly after receipt of any such notices, and keep Newco and Newco II updated, on a timely basis, on further developments related to such defaults and the consequences thereof; and

(e)	RM Sub shall not agree to any amendment of the Loan Documentation, or the entry into of further Loan Documentation, that is inconsistent with this Section 2.1.

(2)	[Intentionally omitted]

(3)	If a Realization Event occurs and RM’s Lender agrees to effect the Tuck Transactions, then:

(a)	if the Exchange Date occurs on or after the Second Anniversary:

(i)	the Parties shall effect the Tuck Transactions in accordance with the terms of the Exchange Agreement;

(ii)	on the Exchange Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco Class C Common Shares held by RM Sub, free and clear of Liens, for a purchase price equal to the greater of (x) zero and (y) (A) the Class C Common Shares Value, minus (B) 25 percent of the Tuck Tax Liability, if any (all amounts in this clause (ii) calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date);

(iii)	the purchase price for the Newco Class C Common Shares shall be paid and satisfied on the Exchange Date by the transfer by Newco Purchaser to, or at the direction of, RM Sub of that number of Magna Class A Shares with a Market Value on the Exchange Date equal to the purchase price for the Newco Class C Common Shares (the Magna Class A Shares received by RM Sub pursuant to clause (i) above and this clause (iii) being the “Sub (3)(a) Collateral Shares”); and

(iv)	the Parties acknowledge that RM’s Lender shall be entitled to realize only on the Sub (3)(a) Collateral Shares in accordance with the Loan Documentation; and

(b)	if the Exchange Date occurs prior to the Second Anniversary:

(i)	the Parties shall effect the Tuck Transactions in accordance with the terms of the Exchange Agreement, and Newco I.5 hereby agrees that any Magna Class A Shares received by it pursuant to the terms of the Exchange Agreement shall form part of the Collateral;

(ii)	on the Exchange Date,

(A)	RM Sub shall deliver to RM’s Lender the Magna Class A Shares received by RM Sub pursuant to clause (i) above (being the “Sub (3)(b)(ii)(A) Collateral Shares”);

(B)	Newco I.5 shall deliver to RM’s Lender the Magna Class A Shares received by Newco I.5 pursuant to clause (i) above (being the “Sub (3)(b)(ii)(B) Collateral Shares”); and

(C)	Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco Class C Common Shares, free and clear of Liens, and RM Sub’s interest in the Sub (3)(b)(ii)(A) Collateral Shares for the consideration calculated in accordance with clause (vi) below and payable in accordance with clause (vii) below, subject, in the case of the Sub 3(b)(ii)(A) Collateral Shares, to the prior Lien in favour of RM’s Lender;

(iii)	the Parties acknowledge that RM’s Lender shall be entitled to realize on the Sub (3)(b)(ii)(A) Collateral Shares and the Sub(3)(b)(ii)(B) Collateral Shares (collectively, the “Sub (3)(b)(ii) Collateral Shares”) in accordance with the Loan Documentation and clause (ix) below until the earlier to occur of (x) RM’s Lender receiving Realization Proceeds equal to the “Early Realization Limit”, being the lesser of (1) 80 percent of the RM Investment Amount plus Reasonable Selling Expenses and (2) the total amount secured by the Collateral and (y) a period of 60 Trading Days has passed following the Realization Event;

(iv)	if the earlier to occur in clause (iii) above is RM’s Lender receiving Realization Proceeds equal to the Early Realization Limit, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (vi) and (vii) below the Sub (3)(b)(ii) Collateral Shares not previously disposed of by RM’s Lender, free and clear of Liens (other than the trust mentioned above) (such shares, the “Tuck (iv) Escrowed Shares”);

(v)	if the earlier to occur in clause (iii) above is the 60-Trading Day period, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (vi) and (vii) below the Sub (3)(b)(ii) Collateral Shares not previously disposed of by RM’s Lender less a number of Magna Class A Shares with a Market Value (as of the end of the 60-Trading Day period) equal to the Early Realization Limit minus the Realization Proceeds to RM’s Lender (such shares, the “Tuck (v) Escrowed Shares”);

(vi)	the purchase price for the Newco Class C Common Shares and the Sub (3)(b)(ii)(A) Collateral Shares shall be (A) the Market Value as at the Second Anniversary of the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be, received by Newco Purchaser in trust pursuant to clause (iv) or (v) above, as the case may be, whether received before or after the Second Anniversary, minus (B) the Early Realization Adjustment (such amount being the “Calculated Amount”);

(vii)	(A) if the Calculated Amount is greater than or equal to zero, Newco Purchaser shall, on the later of (x) the due date for delivery of Magna Class A Shares under clause (iv) or (v) above and (y) the Second Anniversary (such later date, the “Settlement Date”), (1) transfer to, or at the direction of, RM Sub, Magna Class A Shares with a Market Value as at the Second Anniversary equal to the Calculated Amount and (2) deliver to Newco I.5 the balance of the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be, free and clear of Liens; and

(B) if the Calculated Amount is less than zero, the purchase price shall be $1.00 and Newco Purchaser shall, on the Settlement Date, deliver to Newco I.5 the Tuck (iv) Escrowed Shares or the Tuck (v) Escrowed Shares, as the case may be, free and clear of Liens;

(viii)	the Parties acknowledge that Newco Purchaser shall be entitled to receive and retain any dividends paid on the Tuck (iv) Escrowed Shares or Tuck (v) Escrowed Shares, as the case may be, between the date of delivery pursuant to clause (iv) or (v) above, as the case may be, and the Settlement Date;

(ix)	RM’s Lender shall first realize on the Sub (3)(b)(ii)(A) Collateral Shares and then on the Sub (3)(b)(ii)(B) Collateral Shares; and

(x)	the purchase price paid under Sections 2.1(3)(b)(vi) and 2.1(3)(b)(vii) shall be allocated:

(A)	first, to RM’s interest in the Sub (3)(b)(ii)(A) Collateral Shares, to the extent of the Market Value as at the Second Anniversary of such shares, and

(B)	as to any remaining amount, to the Newco Class C Common Shares.

(4)	If the Realization Date occurs on or after the Second Anniversary and Section 2.1(3) is not applicable, then:

(a)	on the Realization Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco II Class A Common Shares and the Newco Class C Common Shares held by RM Sub for a purchase price, in the form of Magna Class A Shares, equal to the number of Magna Class A Shares calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(b)	immediately upon the Realization Event, the Parties shall determine the number of Magna Class A Shares that equals the number of Magna Class A Shares RM Sub would have received pursuant to Section 2.3(2) had RM Sub given an Exit Notice under Section 2.2(3) and the relevant Sale Transaction had been consummated on the Realization Date, and an equal number of Magna Class A Shares included in the collateral under the Pledge Agreement shall be delivered to RM’s Lender (the “Sub (4) Collateral Shares”);

(c)	the Parties acknowledge that RM’s Lender shall be entitled to realize on the Sub (4) Collateral Shares in accordance with the Loan Documentation until the earliest to occur of (x) RM’s Lender receiving Realization Proceeds equal to the amount secured by the Pledge Agreement, (y) RM’s Lender receiving Realization Proceeds equal to the amount secured by the Collateral and (z) a period of 120 days has passed following the Realization Event (such earliest date, the “Sub (4) Settlement Date”), and that the Newco II Loan shall be deemed repaid in part dollar-for-dollar by the amount of such Realization Proceeds;

(d)	immediately upon the Realization Event, RM Sub shall release and deliver the Magna Class A Shares included in the collateral under the Pledge Agreement in excess of the Sub (4) Collateral Shares to, or at the direction of, Newco II, free and clear of Liens;

(e)	on the Sub (4) Settlement Date, RM Sub and RM’s Lender shall immediately release and deliver the Sub (4) Collateral Shares not previously disposed of by RM’s Lender to, or at the direction of, Newco II, free and clear of Liens;

(f)	on the Sub (4) Settlement Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, RM Sub’s remaining interest in the Newco II Loan Note (which at such date may have been fully paid through Realization Proceeds) and remaining interest in the Collateral for a purchase price, in the form of Magna Class A Shares, calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(g)	the aggregate purchase price for the Newco Class C Common Shares, Newco II Class A Common Shares, the Newco II Loan Note and RM Sub’s remaining interest in the Collateral shall be equal to the greater of $1.00 and the Market Value on the Sub (4) Settlement Date of (A) the number of Sub (4) Collateral Shares delivered to Newco II under clause (e), minus (B) the Sub (4) Incremental Tax Liability;

(h)	the purchase price for the RM Sub Securities calculated in accordance with clause (g) above shall be paid and satisfied through the transfer on the Sub (4) Settlement Date by Newco Purchaser to, or at the direction of, RM Sub of the number of Magna Class A Shares with a Market Value on the Sub (4) Settlement Date equal to such purchase price; and

(i)	the purchase price calculated under Section 2.1(4)(g) shall be allocated:

(i)	first, to the extent of the amount owing by Newco II under the Newco II Loan Note on the Sub (4) Settlement Date, to the interest in the Newco II Loan Note and the related collateral securing the Newco II Loan Note;

(ii)	second, to the extent of the Class C Common Shares Value minus 25 percent of the Aggregate Tax Liability, if any (all amounts in this clause (ii) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Sub (4) Settlement Date), to the Newco Class C Common Shares; and

(iii)	as to any remaining amount, to the Newco II Class A Common Shares.

(5)	If the Realization Date occurs prior to the Second Anniversary and Section 2.1(3) is not applicable, then:

(a)	on the Realization Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, the Newco Class C Common Shares and the Newco II Class A Common Shares held by RM Sub for a purchase price, in the form of Magna Class A Shares, calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(b)	the Parties acknowledge that RM’s Lender shall be entitled to realize on the Magna Class A Shares securing the Newco II Loan Note in accordance with the Loan Documentation until the earliest to occur of (x) RM’s Lender receiving Realization Proceeds equal to the Early Realization Limit, (y) RM’s Lender receiving Realization Proceeds equal to the amount secured under the Pledge Agreement and (z) a period of 60 Trading Days has passed following the Realization Date (such earliest date, the “Sub (5) Realization End Date”), and that the Newco II Loan shall be deemed to be repaid in part dollar-for-dollar by the amount of such net proceeds;

(c)	on the Sub (5) Realization End Date, Newco Purchaser shall hereby acquire from RM Sub, and RM Sub shall hereby sell to Newco Purchaser, RM Sub’s remaining interest in the Newco II Loan Note (which at such date may have been fully paid through Realization Proceeds), free and clear of Liens, for a purchase price, in the form of Magna Class A Shares, calculated in accordance with clause (g) below and payable in accordance with clause (h) below;

(d)	if the earliest to occur in clause (b) above is RM’s Lender receiving Realization Proceeds equal to the Early Realization Limit, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (g) and (h) below the Magna Class A Shares then held by RM Sub or RM’s Lender as collateral securing the Newco II Loan Note and not previously disposed of by RM’s Lender (such shares, the “No Tuck (d) Escrowed Shares”);

(e)	if the earliest to occur in clause (b) above is RM’s Lender receiving Realization Proceeds equal to the amount secured under the Pledge Agreement,

(i)	RM Sub shall deliver to Newco II, free and clear of Liens, the Magna Class A Shares formerly part of the collateral under the Pledge Agreement and not previously disposed of by RM’s Lender;

(ii)	Newco Purchaser shall deliver to RM’s Lender, free and clear of Liens, a number of Magna Class A Shares equal to the number of Magna Class A Shares delivered by RM Sub to Newco II pursuant to clause (i) above; and

(iii)	after the earlier of (x) RM’s Lender has received Realization Proceeds equal to the Early Realization Limit and (y) a period of 60 Trading Days has passed following the Realization Event, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (g) and (h) below the Magna Class A Shares received by RM’s Lender pursuant to clause (ii) above and not previously disposed of by RM’s Lender (such shares, the “No Tuck (e) Escrowed Shares”);

(f)	if the earliest to occur in either clause (b) or (e) above is the 60-Trading Day period, RM Sub and RM’s Lender shall deliver to Newco Purchaser for Newco Purchaser to hold in trust until final allocation thereof in accordance with clauses (g) and (h) below the Magna Class A Shares then held by RM’s Lender as collateral under the Pledge Agreement and not previously disposed of by RM’s Lender or by RM Sub less a number of Magna Class A Shares with a Market Value (as of the end of the 60-Trading Day period) equal to the Early Realization Limit minus the Realization Proceeds (such shares so delivered, the “No Tuck (f) Escrowed Shares”);

(g)	the aggregate purchase price for the Newco Class C Common Shares, Newco II Class A Common Shares and RM Sub’s interest in the Newco II Loan Note shall be (i) the Market Value as at the Second Anniversary of the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares or the No Tuck (f) Escrowed Shares, as the case may be, received by Newco Purchaser in trust pursuant to clause (d), (e) or (f) above, minus (ii) the Early Realization Adjustment (such amount being the “No Tuck Calculated Amount”);

(h)	(i) if the No Tuck Calculated Amount is greater than or equal to zero, Newco Purchaser shall, on the later of the due date for return of Magna Class A Shares and the Second Anniversary (such later date, the “No Tuck Settlement Date”), (x) transfer to, or at the direction of, RM Sub, free and clear of Liens, Magna Class A Shares with a Market Value as at the Second Anniversary equal to the No Tuck Calculated Amount and (y) return to, or at the direction of, Newco II the balance of the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares or the No Tuck (f) Escrowed Shares, as the case may be; and

(ii)	if the No Tuck Calculated Amount is less than zero, the purchase price shall be $1.00 and Newco Purchaser shall, on the No Tuck Settlement Date, deliver the remaining No Tuck (d) Escrowed Shares, the remaining No Tuck (e) Escrowed Shares or the remaining No Tuck (f) Escrowed Shares, as the case may be, to, or at the direction of, Newco II;

(i)	the Parties acknowledge that Newco Purchaser shall be entitled to receive and retain any dividends paid on the No Tuck (d) Escrowed Shares, the No Tuck (e) Escrowed Shares and the No Tuck (f) Escrowed Shares between the date of delivery thereof pursuant to clause (d), (e) or (f) above, as the case may be, and the No Tuck Settlement Date; and

(j)	the purchase price paid under Section 2.1(5)(g) shall be allocated:

(i)	first, to the extent of the amount owing by Newco II under the Newco II Loan Note on the Sub (5) Realization End Date, to the interest in the Newco II Loan Note and the related collateral securing the Newco II Loan Note,

(ii)	second, to the extent of the Class C Common Shares Value minus 25 percent of the Aggregate Tax Liability, if any (all amounts in this clause (ii) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Sub (5) Realization End Date), to the Newco Class C Common Shares, and

(iii)	as to any remaining amount, to the Newco II Class A Common Shares.

(6)	If on any date RM Sub is required to sell, or deemed to have sold, to Newco Purchaser Magna Class A Shares forming part of the collateral held by RM Sub to secure the Newco II Loan Note and Newco Purchaser is required to transfer Magna Class A Shares to, or at the direction of, RM Sub, such obligations shall be offset and netted, and only the net number of the Magna Class A Shares shall be transferred by RM Sub to Newco Purchaser, or vice versa, in each case, free and clear of Liens.

(7)	The Parties acknowledge that Newco II, Newco I.5 and Newco Purchaser shall be entitled to dispose of a sufficient number of Magna Class A Shares to fund the Realization Taxes.

Section 2.2 Exit Rights

(1)	Subject to Section 2.2(4), at any time after the earliest of:

(a)	the Second Anniversary,

(b)	an Insolvency Event occurs with respect to 446, and

(c)	446 commits a material breach of this Agreement, the Newco II Unanimous Shareholders Agreement or the Investors Agreement or Frank Stronach or the Stronach Trust commits a material breach of the Shareholder Undertaking, which material breach is not remedied within 20 Business Days of written notice of such breach being provided to it by RM Sub unless such material breach is capable of being cured and 446 is taking all necessary steps to cure it;

RM Sub has the right to sell all, but not less than all, of its RM Sub Securities to Newco Purchaser.

(2)	Subject to Section 2.2(4), at any time after the earliest of:

(a)	the Third Anniversary,

(b)	an Insolvency Event occurs with respect to RM Sub, and

(c)	RM Sub commits a material breach of this Agreement, the Newco II Unanimous Shareholders Agreement or the Investors Agreement or Oleg Deripaska or Basic Element Ltd. commits a material breach of the Shareholder Undertaking, which material breach is not remedied within 20 Business Days of written notice of such breach being provided to it by 446 unless such material breach is capable of being cured and RM Sub is taking all necessary steps to cure it;

446 has the right to cause RM Sub to sell all, but not less than all, of its RM Sub Securities to Newco Purchaser.

(3)	In order to exercise its rights under Section 2.2(1) or Section 2.2(2) respectively, RM Sub or 446, as the case may be, shall deliver to each of the other Parties to this Agreement, with a copy to Magna, in writing a notice (the “Exit Notice”), which notice shall include (a) whether such Party has estimated in good faith that the Aggregate Tax Liability on the Closing Date will be greater than zero and, if so, that the Tuck Transactions will be effected and (b) in the case of an Exit Notice delivered by RM Sub, whether RM Sub elects to receive the purchase price (other than that portion, if any, of the purchase price to be satisfied by consummation of the Tuck Transactions) in Magna Class A Shares or in cash pursuant to Section 2.3(3)(b) and, if in cash, the wire transfer instructions for the account to which payment of the purchase price is to be made.

(4)	Notwithstanding the foregoing, (a) if a Realization Event occurs prior to or on the date of the Exit Notice given by RM Sub or 446, RM Sub and 446 shall no longer have rights under Section 2.2(1) or Section 2.2(2) to effect a Sale Transaction and (b) if a Realization Event occurs after an Exit Notice has been delivered but before a Sale Transaction has been completed, the Parties agree that (x) the contemplated Sale Transaction shall not occur and Sections 2.2(5) through 2.2(7) shall no longer be applicable and (y) a Section 2.1 Sale shall take place on the Realization Date in accordance with and subject to the applicable provisions of Section 2.1 and Article 3.

(5)	By the earlier of (a) thirty days from the receipt by RM Sub of an Exit Notice delivered by 446 and (b) five Business Days prior to the relevant Closing Date, RM Sub shall notify the other Parties in writing as to whether RM Sub elects to receive the purchase price (other than that portion, if any, of the purchase price to be satisfied by consummation of the Tuck Transactions) in Magna Class A Shares or, pursuant to Section 2.3(3)(b), in cash, and if in cash, the wire transfer instructions for the account to which payment of the purchase price is to be made.

(6)	If 446 or RM Sub states in its Exit Notice that it does not elect to effect the Tuck Transactions because it has estimated in good faith that the Aggregate Tax Liability will not be greater than zero on the Closing Date, (a) the notified Party shall have two Business Days from the delivery of such Exit Notice to object to such determination and (b) 446 and RM Sub shall consult with each other regarding such determination. If there continues to be disagreement regarding such determination, the Tuck Transactions shall be effected in a Sale Transaction. Once 446 and RM Sub have determined in accordance with this Section 2.2(6) whether the Tuck Transactions shall be effected, the Investor that has given the Exit Notice shall notify Magna in writing that the Exit Notice has been delivered and specify whether the Tuck Transactions shall be effected.

(7)	An Exit Notice shall be irrevocable and unconditional, except that an Exit Notice by RM Sub shall be revocable at any time prior to the Closing Date if (a) a Magna Material Change shall have occurred between the date of the Exit Notice and the Closing Date or (b) the Sale Transaction shall not have been consummated within 90 days of the receipt by Newco of the Exit Notice.

Section 2.3 Purchase Price on Exit.

(1)	If a Sale Transaction occurs and in connection therewith the Tuck Transactions are being effected, then on the Closing Date:

(a)	the Parties shall effect the Tuck Transactions in accordance with the terms of the Exchange Agreement; and

(b)	Newco Purchaser shall acquire from RM Sub, and RM Sub shall sell to Newco Purchaser, the Newco Class C Common Shares held by RM Sub free and clear of Liens for a purchase price equal to the greater of zero and:

(i)	if the Exit Notice is being given pursuant to Section 2.2(1)(a), 2.2(2)(b) or 2.2(2)(c), (A) the Class C Common Shares Value less (B) 25 percent of the Tuck Tax Liability, if any (all amounts in this clause (i) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date); or

(ii)	if the Exit Notice is being given pursuant to Section 2.2(1)(b), 2.2(1)(c) or 2.2(2)(a), (A) the Class C Common Shares Value (converted from Canadian dollars to U.S. dollars as at the Exchange Date), plus (B) 50 percent of the Aggregate Investment Gain, if any, minus (C) the Tuck Tax Liability, if any (calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date).

(2)	If a Sale Transaction occurs and in connection therewith the Tuck Transactions are not being effected, then Newco Purchaser shall acquire from RM Sub, and RM Sub shall sell to Newco Purchaser:

(a)	the Newco II Class A Common Shares held by RM Sub, RM Sub’s interest in the Newco II Loan and all collateral held by RM Sub to secure the Newco II Loan free and clear of Liens for an aggregate purchase price equal to:

(i)	the lesser of (A) the RM Investment Amount and (B) the Market Value on the Closing Date of 20,000,000 Magna Class A Shares; plus

(ii)	50 percent of the Aggregate Investment Gain, if any; minus

(iii)	the greater of (1) zero and (2) (x) 25 percent of the Aggregate Tax Liability, if any, less (y) the Class C Common Shares Value as at the Closing Date (all amounts in this clause (iii) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Closing Date); minus

(iv)	the Class C Common Shares Value as at the Closing Date (converted from Canadian dollars to U.S. dollars as at the Closing Date);

and such aggregate purchase price shall be allocated first to RM Sub’s interest in the Newco II Loan and collateral therefor to the extent of the amount owing by Newco II under the Newco II Loan Note on the Closing Date, and the balance to the Newco II Class A Common Shares.

(b)	the Newco Class C Common Shares held by RM Sub free and clear of Liens for a purchase price equal to the greater of zero and:

(i)	if the Exit Notice is being given pursuant to Section 2.2(1)(a), Section 2.2(2)(b) or Section 2.2(2)(c), (A) the Class C Common Shares Value less (B) 25 percent of the Aggregate Tax Liability, if any (all amounts in this clause (i) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Closing Date); or

(ii)	if the Exit Notice is being given pursuant to Section 2.2(1)(b), Section 2.2(1)(c) or Section 2.2(2)(a), (A) the Class C Common Shares Value (converted from Canadian dollars to U.S. dollars as at the Closing Date), plus (B) 50 percent of the Aggregate Investment Gain, if any, plus (C) the amount calculated in Section 2.3(2)(a)(iii), minus (D) the Aggregate Tax Liability, if any (calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Closing Date).

(3)	Payment of any portion of the purchase price not satisfied by consummation of the Tuck Transactions shall be satisfied, at RM Sub’s election as indicated in an Exit Notice delivered by RM Sub to 446 or, in the case of an Exit Notice delivered by 446, as notified by RM Sub in accordance with Section 2.2(5):

(a)	by delivery to RM Sub of such number of Magna Class A Shares whose Market Value on the Closing Date is equal to such portion of the purchase price; or

(b)	by the disposition by Newco, Newco I.5 or Newco II of the number of Magna Class A Shares determined in paragraph (a) above and the payment by Newco Purchaser to RM Sub of an amount equal to the net proceeds from such dispositions after any selling expenses.

(4)	RM Sub shall be responsible for, and will bear, any non-resident withholding or other Taxes for which it or RM is liable under the Income Tax Act (Canada) in relation to a disposition of the RM Sub Securities pursuant to a Sale Transaction. Any and all amounts paid to RM Sub or at the direction of RM Sub pursuant to this Agreement shall be paid net of applicable withholding Taxes and the relevant payor shall be under no obligation to “gross up” the payment or pay any additional amounts in respect thereof.

Section 2.4 Notice to Magna.

The day prior to the Closing Date, RM Sub and Newco shall calculate the Aggregate Investment Gain, the Tuck Tax Liability, the Aggregate Tax Liability and the Class C Common Shares Value and jointly notify Magna of such calculations, which will be binding on all Parties.

Section 2.5 Closing.

The completion of any transaction of purchase and sale contemplated by Section 2.2 (a “Sale Transaction”) will take place on the Closing Date in accordance with and subject to Article 3. “Closing Date” means (a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article 3 other than Sections 3.2(d) and 3.3(b) or (b) such other date as the Parties shall agree to in writing. The transfer of any RM Sub Securities pursuant to Section 2.1 (the “Section 2.1 Sale”) will take place on the Realization Date in accordance with and subject to the applicable provisions of Article 3.

ARTICLE 3

PROCEDURE FOR SALE OF SHARES

Section 3.1 Covenants of the Parties.

(1)	Subject to Section 3.1(5), each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 3.2 and Section 3.3.

(2)	RM Sub shall take all necessary steps and corporate proceedings to permit good title to the RM Sub Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing free and clear of Liens.

(3)	RM Sub shall take all necessary steps and corporate proceedings to permit good title to any Magna Class A Shares held by Newco II to be exchanged in accordance with the provisions of this Agreement and the Exchange Agreement, free and clear of Liens.

(4)	446 shall take all necessary steps and corporate proceedings to permit good title to any Magna Class A Shares that are to be delivered by Newco Purchaser to RM Sub in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

(5)	Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete any Sale Transaction and to facilitate and complete a Section 2.1 Sale.

(6)	The Parties agree to cooperate to give effect to any Sale Transaction contemplated hereby and any Section 2.1 Sale in a manner that lessens the amount of Taxes payable by all Parties. If the Tuck Transactions are not capable of being completed in accordance with their terms, 446 and RM Sub shall use reasonable efforts to identify an alternative structure that minimizes to the greatest extent reasonably possible the tax to Newco and Newco II in connection with the buyback of RM Sub’s Newco Class C Common Shares, shares of Newco II, the Newco II Loan or the Special Shares of Newco II issued to RM Sub on the conversion of the Newco II Loan while preserving the economic substance of this Agreement.

(7)	(a)	For each Sale Transaction or Section 2.1 Sale involving the disposition by RM Sub of RM Sub Securities that are “taxable Canadian property” and not “excluded property” as those terms are defined in the Income Tax Act (Canada) (the “Tax Act”) (such RM Sub Securities being hereinafter referred to as “Taxable RM Sub Securities”), RM Sub shall use commercially reasonable efforts to deliver or cause to be delivered to Newco Purchaser on or prior to the End Date a certificate or certificates (the “Section 116(2) Certificate”) issued by the Canadian Minister of National Revenue (the “Minister”) pursuant to subsection 116(2) of the Tax Act with a “certificate limit” (as defined in subsection 116(2) of the Tax Act) that is not less than the purchase price for such Taxable RM Sub Securities (the “Purchase Price”).

(b)	If RM Sub does not deliver or cause to be delivered to Newco Purchaser the Section 116(2) Certificate at or prior to the End Date or the certificate limit in any Section 116(2) Certificate delivered to Newco Purchaser is less than the Purchase Price, subject to clauses (iii) and (iv) below, RM Sub acknowledges that Newco Purchaser shall be entitled to deduct and withhold from the Purchase Price an amount equal to 25 percent of such Purchase Price (calculated in Canadian dollars as at the End Date), provided that such amount (the “Withheld Amount”) shall be delivered by Newco Purchaser to Stikeman Elliott LLP, or such other person as RM Sub and Newco Purchaser may agree (“Stikeman”), on the End Date on the condition that it shall be held by Stikeman in trust subject to the following terms and conditions:

(i)	the delivery of the Withheld Amount to Stikeman shall satisfy Newco Purchaser’s obligation to pay to RM Sub that portion of the Purchase Price that is equal to the Withheld Amount;

(ii)	unless RM Sub has delivered a Replacement LC to Stikeman pursuant to clause (iv) below, for the purpose of satisfying its remittance obligations under section 116 of the Tax Act, Newco Purchaser shall be entitled to instruct Stikeman to dispose of any Magna Class A Shares withheld and delivered to Stikeman as part of the Withheld Amount to the extent required to provide Stikeman with cash equal to the Withheld Amount and, if any such Magna Class A Shares are so disposed of, RM Sub shall be deemed to have received such shares;

(iii)	promptly upon RM Sub delivering to Newco Purchaser either:

(A)	the Section 116(2) Certificate with a certificate limit not less than the Purchase Price; or

(B)	a certificate issued by the Minister pursuant to subsection 116(4) of the Tax Act in respect of such Sale Transaction or such Section 2.1 Sale (the “Section 116(4) Certificate”),

the Withheld Amount shall be delivered to RM Sub;

(iv)

RM Sub shall be entitled to fund or replace the Withheld Amount at any time with an irrevocable letter of credit issued by a financial institution satisfactory to Newco naming Newco Purchaser as a beneficiary in an amount not less than the Withheld Amount and that may be drawn down in any circumstance in which Newco is required to remit the Withheld Amount in accordance with clause (v) or (vi) below (a “Replacement LC”). In the event that RM Sub delivers a Replacement LC to Newco, Newco shall forthwith deliver the original Withheld Amount to RM Sub and the Replacement LC shall from that point in time constitute the Withheld Amount. RM Sub shall be entitled to fund the Withheld Amount with a replacement letter of credit prior to the End Date in which case Newco Purchaser agrees not to exercise its rights to dispose of RM Sub Securities as described in clause (ii) above;

(v)	if neither the Section 116(2) Certificate nor the Section 116(4) Certificate has been provided to Newco Purchaser on or before the date (the “Remittance Date”) that is the 25th day after the end of the month in which the End Date occurs, Newco Purchaser shall instruct Stikeman to remit by the 30th day after the end of the month in which the Closing Date occurs the Withheld Amount to the Receiver General for Canada in satisfaction of Newco Purchaser’s obligation to withhold and remit 25 percent of the Purchase Price pursuant to subsection 116(5) of the Tax Act, unless prior to the Remittance Date RM Sub provides written evidence to Newco Purchaser that the Minister or the Canada Revenue Agency has acknowledged in writing that the Withheld Amount need not be remitted at such time (a “Comfort Letter”), in which case clause (vi) shall apply to defer the time at which the Withheld Amount is required to be remitted; and

(vi)	where this clause (vi) applies to defer the time at which the Withheld Amount is required to be remitted to the Receiver General for Canada under subsection 116(5) of the Tax Act, the provisions of this Section 3.1(7) shall continue to apply to the Withheld Amount as if the reference in clause (v) above to the Remittance Date and in subsection 116(5) of the Tax Act to the date that such amount is required to be remitted to the Receiver General for Canada were instead a reference to the date set by the Minister or the Canada Revenue Agency, as the case may be pursuant to the Comfort Letter, as the date for the remittance; and

(c)	if the certificate limit of the Section 116(2) Certificate provided to Newco Purchaser is less than the Purchase Price, Newco Purchaser shall instruct Stikeman to remit 25 percent of the difference between the certificate limit and the Purchase Price to the Receiver General for Canada and the balance of the Withheld Amount shall be paid forthwith to RM Sub.

(8)	If 446 has delivered an Exit Notice to RM Sub for any reason other than the occurrence of an event specified in Section 2.2(2)(b) or Section 2.2(2)(c) and after 180 days from the receipt by RM Sub of such Exit Notice the only condition to completion of the Sale Transaction that has not been fulfilled or performed is Section 3.3(e), each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to cause the following to occur:

(a)	with respect to Magna, resignation of the Class C Shareholder Nominees as directors of Magna;

(b)	with respect to Newco, resignation of the Class C Shareholder Nominees as directors of Newco, termination of the rights of RM Sub to cause 446 to vote its shares of Newco in accordance with the Investors Agreement and termination of the right of RM Sub to cause 446 to cause Newco to vote its Magna Class B Shares in accordance with the Investors Agreement;

(c)	with respect to Newco I.5, resignation of the Class C Shareholder Nominees as directors of Newco I.5 and termination of the rights of RM Sub under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco I.5;

(d)	with respect to Newco II, resignation of the Class B Shareholder Nominees as directors of Newco II and termination of the rights of 446, Newco, Newco I.5 and Principals Holdco under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco II; and

(e)	the reorganization of Newco and Newco II as follows:

(i)	the Newco II Class A Common Shares shall become entitled to receive all dividends and all voting rights;

(ii)	the Newco I.5 Voting Preferred Shares and the Newco I.5 Class B Shares shall be converted into non-voting preferred shares of Newco I.5 with no dividend entitlement and a liquidation value equal to the lesser of $76,830,000 and the Market Value of 1,000,000 Magna Class Shares as at the date of conversion of such shares; and

(iii)	the Newco Class C Common Shares shall become non-voting shares and shall cease to be entitled to dividends.

(9)	If (x) 446 has delivered an Exit Notice to RM Sub because of the occurrence of the event specified in Section 2.2(2)(b) or 2.2(2)(c) or (y) a Realization Event occurs, each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to cause the following to occur:

(a)	with respect to Magna, resignation of the Class C Shareholder Nominees as directors of Magna;

(b)	with respect to Newco, resignation of the Class C Shareholder Nominees as directors of Newco, termination of the rights of RM Sub to cause 446 to vote its shares of Newco in accordance with the Investors Agreement and termination of the right of RM Sub to cause 446 to cause Newco to vote its Magna Class B Shares in accordance with the Investors Agreement;

(c)	with respect to Newco I.5, resignation of the Class C Shareholder Nominees as directors of Newco I.5 and termination of the rights of RM Sub under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco I.5; and

(d)	with respect to Newco II, resignation of the Class C Shareholder Nominees as directors of Newco II and termination of the rights of RM Sub under the Newco II Unanimous Shareholders Agreement relating to the governance of Newco II.

Section 3.2 Conditions for the Benefit of Newco.

The completion of any Sale Transaction or any Section 2.1 Sale is subject to the following conditions to be fulfilled or performed on or before the Closing Date or Realization Date, as the case may be, which conditions are for the exclusive benefit of Newco and may be waived, in whole or in part, by Newco in its sole discretion:

(a)

RM Sub shall represent and warrant to Newco and Newco Purchaser that (i) on the Closing Date or Realization Date, as the case may be, the RM Sub Securities are owned by RM Sub as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Sale Transaction, Newco Purchaser will have good and valid title to the RM Sub Securities sold by RM Sub, free and clear of Liens;

(b)	all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by Newco, Newco I.5 and/or Newco II of that number of Magna Class A Shares necessary to effect the Sale Transaction or Section 2.1 Sale must be made, given or obtained;

(c)	the completion of the Sale Transaction or Section 2.1 Sale will not result in the violation of any Applicable Law; and

(d)	if a Sale Transaction occurs and the Parties are required to effect the Tuck Transactions in accordance with Section 2.2(3), the Tuck Transactions shall be consummated in accordance with the Exchange Agreement.

Section 3.3 Conditions for the Benefit of RM Sub.

The completion of any Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of RM Sub and may be waived, in whole or in part, by RM Sub in its sole discretion:

(a)	the completion of the Sale Transaction will not result in the violation of any Applicable Law;

(b)	if a Sale Transaction occurs and the Parties are required to effect the Tuck Transactions in accordance with Section 2.2(3), the Tuck Transactions shall be consummated in accordance with the Exchange Agreement;

(c)	the Magna Class A Shares shall be listed and posted for trading on the TSX or the NYSE and no order, ruling or determination having the effect of precluding the issuance or delivery of such shares or ceasing, suspending or restricting the trading of such shares or ceasing, suspending or restricting the trading of such shares or any other securities of Magna in both New York, New York and Toronto, Ontario shall have been issued or made by any stock exchange, securities commission or regulatory authority and shall be continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or, to the knowledge of Magna, contemplated or threatened;

(d)	(i) a registration statement covering the 20,000,000 Magna Class A Shares shall have been declared effective by the United States Securities Exchange Commission and a receipt for a final prospectus covering the 20,000,000 Magna Class A Shares has been issued by the Ontario Securities Commission and (ii) a Suspension Period shall not be ongoing; and

(e)	RM Sub shall have received and delivered to Newco Purchaser a Section 116(2) Certificate in accordance with Section 3.1(7).

Section 3.4 Closing Procedures.

(1)	The completion of a Sale Transaction will take place at the offices of Stikeman in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date as the parties to the Sale Transaction may agree to in writing.

(2)	Subject to satisfaction or waiver by the relevant party to the Sale Transaction or Section 2.1 Sale of the conditions of closing in its favour, at the closing of the Sale Transaction or Section 2.1 Sale:

(a)	RM Sub shall assign and transfer title and deliver actual possession of the RM Sub Securities to Newco Purchaser or Magna, as applicable, in accordance with the provisions of this Agreement and, if applicable, the Exchange Agreement and endorse the share certificates representing the RM Sub Securities for transfer to Newco Purchaser or Magna, as applicable; and

(b)	in the case RM Sub elected to receive Magna Class A Shares under Section 2.3(3)(a), Newco shall cause Newco Purchaser to pay or satisfy the purchase price for the RM Sub Securities by delivering share certificates representing that number of Magna Class A Shares determined pursuant to Section 2.3(3)(a).

(3)	In the case RM Sub elected to receive cash under Section 2.3(3)(b), Newco shall cause Newco and/or Newco II to comply with RM Sub’s instructions as to the manner and the timing of the disposal of the Magna Class A Shares and deliver from time to time after the Time of Closing to RM Sub the proceeds of such disposals to which RM Sub is entitled pursuant to Section 2.3(3)(b).

Section 3.5 Non-Compliance with Conditions.

If at the Time of Closing the RM Sub Securities are not free and clear of all Liens other than those being released on the Closing Date, Newco may, without prejudice to any other rights it may have, cause Newco Purchaser to purchase the RM Sub Securities subject to such Liens. In that event, Newco Purchaser shall, at the Time of Closing assume all obligations and liabilities with respect to such Liens. The purchase price payable by Newco Purchaser for the RM Sub Securities is satisfied, in whole or in part, as the case may be, by such assumption or payment and the amount so assumed or paid will be deducted from the purchase price payable at the Time of Closing.

Section 3.6 Non-Completion by RM Sub.

(1)	In addition to and without limiting any remedy that may be available at Law to Newco, if at the Time of Closing RM Sub fails to complete the Sale Transaction or Section 2.1 Sale in violation of this Agreement, Newco Purchaser has the right, if Newco is not in default under this Agreement, to make payment of the purchase price for the RM Sub Securities to RM Sub by delivering share certificates representing that number of Magna Class A Shares determined pursuant to Section 2.3(3)(a) to the transfer agent of Magna or other recognized financial institution to hold on behalf of RM Sub. Such delivery constitutes valid and effective payment of the purchase price to RM Sub irrespective of any action RM Sub may have taken to transfer or grant a Lien on the RM Sub Securities. If the purchase price determined pursuant to Section 2.3(3)(a) has been so paid, then from the date of delivery, the Sale Transaction or Section 2.1 Sale is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the RM Sub Securities shall be deemed to have been transferred to and become vested in Newco Purchaser and all right, title, benefit and interest of RM Sub, or of any transferee or assignee of, or other Person claiming an interest through, RM Sub, in and to the RM Sub Securities, shall cease.

(2)	RM Sub is entitled to receive the share certificates delivered to Magna’s transfer agent or other recognized financial institution on delivery to Newco of the documents referred to in Section 3.2 and Section 3.4 and in compliance with all other provisions of this Agreement.

Section 3.7 Tax Refund.

(1)

The Parties acknowledge that Aggregate Tax Liability and Tuck Tax Liability are each calculated by assuming a disposition by Newco, Newco I.5 or Newco II of a specified number of Magna Class A Shares on the End Date (the “Imputed Number”). If any purchase price paid by Newco Purchaser pursuant to Section 2.1 or 2.3 is reduced by all or a part of Aggregate Tax

Liability or Tuck Tax Liability (including through the Early Realization Adjustment), and within six months of the later of the End Date and the Second Anniversary, Newco, Newco I.5 and/or Newco II do not actually dispose of the Imputed Number of Magna Class A Shares in a manner as to give rise to Canadian income Taxes on disposition (including any disposition to RM Sub pursuant to this Agreement and any disposition pursuant to the Principals Agreement, but excluding any disposition of any Principal’s Referable Interest (as defined in the Principals Agreement)), Newco Purchaser shall pay to RM Sub, as additional consideration in cash and by way of an adjustment to the purchase price paid to RM Sub pursuant to Section 2.1 or 2.3, an amount equal to the amount, if any, by which (i) what the purchase price paid to RM Sub pursuant to Section 2.1 or 2.3 would have been had Aggregate Tax Liability or Tuck Tax Liability not been calculated by reference to the Imputed Number but instead by reference to the actual number of Magna Class A Shares disposed of by Newco, Newco I.5 and Newco II (excluding any disposition of any Principal’s Referable Interest) between the End Date and the end of such six-month period plus all Magna Class A Shares disposed of in order to fund the payment of the purchase price adjustment described in this Section 3.7 in a manner as to give rise to Canadian income Tax on disposition exceeds (ii) the purchase price paid to RM Sub pursuant to Section 2.1 or 2.3, as initially determined.

(2)	Following the End Date, Newco Purchaser shall make available to RM Sub in a timely manner such information as RM Sub may reasonably request to facilitate calculation of any amount due under Section 3.7(1).

Section 3.8 Indemnification.

(1)	Following the End Date, RM and RM Sub jointly and severally agree to indemnify and save harmless Newco, Newco I.5 and Newco II from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, Taxes (whether or not such Taxes have been assessed or reassessed as at the date hereof), and any instalments with respect thereto, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively, “Liabilities”) whether in contract or tort or otherwise suffered or incurred by Newco, Newco I.5 or Newco II, to the extent (but only to the extent) arising out of events occurring from the date hereof until the End Date, other than:

(a)	Liabilities arising under any Transaction Agreement, or arising out of or resulting from any action, transaction, arrangement or event required by or undertaken pursuant to the terms of any Transaction Agreement;

(b)	Liabilities for Taxes under Part IV.1 or Part VI.1 of the Income Tax Act (Canada) arising out of or resulting from the actual or deemed payment or receipt of dividends by Newco, Newco I.5 or Newco II;

(c)	Liabilities arising out of any action taken, or failure to act, by Newco, Newco I.5, Newco II, 445, 446 or Principals Holdco that was in violation of the terms of any Transaction Agreement, other than any violation taken with the prior written approval of RM;

(d)	Liabilities for Taxes arising out of or resulting from any disposition or deemed disposition of Magna Class A Shares by any Person and/or RM Sub (and RM and RM Sub acknowledge that this clause (d) does not limit the obligation of RM Sub to pay Taxes in accordance with Sections 2.1 and 2.3 or to be subject to a reduction in consideration payable to RM Sub); and

(e)	Liabilities to 445, 446, Principals Holdco or any of the respective direct or indirect beneficial owners of 445, 446 or Principals Holdco (and Newco, Newco I.5 and Newco II acknowledge that these clauses do not limit the Liabilities of such Parties).

(2)	RM and RM Sub shall, collectively, be responsible for only an amount (the “Indemnified Percentage”) equal to (x) 42 percent, until the total amount of Liabilities for which RM and/or RM Sub would be liable in part exceeds the aggregate amount of dividends and/or reductions in capital actually paid by Newco from the date hereof until the End Date, and (y) 50 percent, thereafter, of the Liabilities. RM and RM Sub shall not be responsible under Section 3.8 for any Liabilities until the aggregate amount of Liabilities for which RM and RM Sub would be liable, but for this sentence, exceeds the fair market value, at the End Date, of all assets of Newco, Newco I.5 and Newco II at the End Date (other than direct or indirect ownership of shares in the capital of Magna), and then only for the Indemnified Percentage of the excess.

(3)

In the event that a Party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party to this Agreement (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. If, through the gross negligence or wilful misconduct of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying

Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Liabilities incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

(4)	With respect to any Claim, the Indemnified Party shall have the exclusive right, with respect to the Indemnified Percentage at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defense of such Claim. If any Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any person with respect to the Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party but subject to Section 3.8(2), reimburse the Indemnified Party for the Indemnified Percentage of such payment. If the amount of any liability of the indemnified Party under the Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference, pay the amount of such difference to the Indemnifying Party.

(5)	The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this Section 3.8 promptly after the Indemnified Party incurs the Liability in respect of which such liability arises. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(6)	The rights of Newco I.5 and Newco II to indemnity under this Section 3.8 shall terminate upon such Person becoming a subsidiary of, or having merged into or amalgamated or combined with, Magna or a corporation controlled directly or indirectly by Magna (without limiting the rights of Newco II under Section 8.1 of the Exchange Agreement).

(7)	445, Newco, RM and RM Sub acknowledge that, as between 445 and Newco, on the one hand, and RM and RM Sub, on the other hand, the amounts if any arising under Section 8.1(c) of the Exchange Agreement shall be allocated: (x) 100 percent minus the Indemnified Percentage to 445 and Newco and (y) the Indemnified Percentage to RM and RM Sub; and 445 and Newco, collectively, shall be responsible for and contribute to 100 percent minus the Indemnified Percentage of such amounts, and RM and RM Sub, collectively, shall be responsible and contribute to the Indemnified Percentage of such amounts.

(8)	The limitations in this Section 3.8 do not limit the rights and remedies of any Person for a violation by any other Person of any other provision of any Transaction Agreement.

(9)	The obligations of RM and RM Sub under this Section 3.8 shall survive termination of this Agreement and shall survive (a) with respect to Tax Liabilities, until the date that is 60 days after the expiration of the time within which such Taxes may be assessed, reassessed, levied or otherwise charged or claimed by the relevant Governmental Entity, and (b) with respect to all other Liabilities, two years following the End Date, except, in either case, for Liabilities with respect to which a claim for indemnification under this Section 3.8 shall have been made prior to such date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Investors.

Each Investor represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the laws of its jurisdiction and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of Newco Shares, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by it.

(d)	Authorizations and Consents. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

Section 4.2 Representations and Warranties of Newco II.

Newco II hereby represents and warrants to and in favour of the other Parties, and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement, that the Newco II Special Shares to be issued to RM Sub upon conversion of this Note will be duly authorized and validly issued by Newco II as fully paid and non-assessable shares of Newco II.

Section 4.3 Representations and Warranties of RM and RM Sub.

Each of RM and RM Sub hereby represents and warrants to and in favour of the other Parties, and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement, that the RM Sub Securities to be transferred in accordance with this Agreement will be transferred free and clear of Liens.

Section 4.4 Survival.

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 5

TERMINATION

Section 5.1 Term of Agreement.

This Agreement terminates on the earliest to occur of the date on which:

(a)	the Investors Agreement is terminated in accordance with its terms;

(b)	this Agreement is terminated by written agreement of both of the Investors; or

(c)	the consummation of a Sale Transaction or Section 2.1 Sale in the manner contemplated by this Agreement.

ARTICLE 6

ARBITRATION

Section 6.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of the Investors shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of the Investors may apply to the LCIA for the appointment of the third arbitrator.

Section 6.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each Investor shall have the right to conduct an oral discovery of a representative of the other Investor.

Section 6.3 Injunctive Relief.

Nothing in this Article 6 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices.

Any notice or other communication (each a “Notice”) required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	if to 446 at:

446 Holdings Inc.
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(b)	if to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31
Suite 4
1101 BP Amsterdam
The Netherlands

Facsimile No.: 31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director
Facsimile No.:	7 495 705 5792

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile No.:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Attention:	Mark Greene
Richard Hall
Facsimile No.:	(212) 474-3700

(c)	if to Newco at:

M Unicar Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile No.:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West

199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile No.:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(d)	If to RM at:

Open Joint Stock Company Russian Machines
Registration #1047701003778
3 Kapranov Lane
123242 Moscow
Russia

Attention:	General Director

Facsimile No.:	7 495 705 5792

with a copy to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
Canada M5X 1A4

Attention:	Alan Bell
Facsimile No.:	(416) 863-1716

and to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Attention:	Mark Greene
Richard Hall
Facsimile No.:	(212) 474-3700

(e)	If to 445 at:

445327 Ontario Limited
c/o Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(f)	If to Newco I.5 at:

2143453 Ontario Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile No.:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile No.:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(g)	If to Newco II at:

2143455 Ontario Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile No.:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile No.:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3S1

Attention:	John Campbell
Facsimile No.:	(416) 595-8695

(h)	to any other Person, at the address for such Person set out in the counterpart copy of this Agreement or other written agreement pursuant to which such Person agrees to be bound by this Agreement.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). A Party may change its address for service and may add “copy to” parties from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 7.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 7.3 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 7.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and RM’s Lender to the extent permitted under Section 7.7. No Person, other than the Parties and RM’s Lender for the purpose of Section 7.7, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind any rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party other than RM’s Lender for the purpose of Section 7.7, without notice to or consent of that Person.

Section 7.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 7.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 7.7 Amendments.

No amendment, supplement, restatement, modification, waiver or termination of this Agreement or any provision thereof shall be binding or effective unless it is in writing and signed by each Party hereto and unless and until it is consented to in writing by RM’s Lender or the authorized agent for RM’s Lender from time to time, such consent not to be unreasonably withheld, conditioned or delayed. The Parties acknowledge and agree that the execution and delivery of this Agreement by BNP Paribas shall confer on RM’s Lender the benefit and the right to enforce the preceding sentence and BNP Paribas hereby agrees that such execution and delivery shall confer on RM’s Lender no other benefit or right under this Agreement.

Section 7.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 7.9 Entire Agreement.

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein. The Parties acknowledge that Magna is not a party to, nor is it bound by, any of the Transaction Agreements other than the Exchange Agreement and the Registration Rights Agreement.

Section 7.10 Successors and Assigns.

This Agreement becomes effective only when executed by all of the Parties. After that time, it shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so requires, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that (i) RM Sub shall assign its rights and obligations hereunder to any Person to whom it transfers the RM Sub Securities in accordance with Section 2.6 of the Newco II Unanimous Shareholders Agreement and (ii) RM Sub shall be entitled to assign its rights and obligations hereunder to RM’s Lender by way of security, and RM’s Lender shall, in accordance with this Agreement, be entitled to enforce such security following a Realization Event.

Section 7.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.12 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 6, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 7.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

ARTICLE 8

RELEASE AND TERMINATION OF OBLIGATIONS

Section 8.1

Effective at the Exchange Time, each Party (other than Newco II) hereby grants to Newco II a full and final release from any and all liabilities and obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) owed by Newco II to such Party and arising on or before, or related to any matter occurring on or before the Exchange Time. Effective at the Exchange Time, Newco II shall cease to have any rights (other than pursuant to this Article 8, Article 9 of the Newco II Unanimous Shareholders Agreement and Article 8 of the Exchange Agreement) or obligations under the Transaction Agreements, including any obligations with respect to any breach of any Transaction Agreement by Newco II prior to the Exchange Time.

IN WITNESS WHEREOF the Parties have executed this Agreement.

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ V.G. LUKIN
Authorized Signing Officer

By:
Authorized Signing Officer

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Authorized Signing Officer

By:
Authorized Signing Officer

M UNICAR INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

445327 ONTARIO LIMITED

By:	/s/ BELINDA STRONACH
Authorized Signing Officer

By:
Authorized Signing Officer

Acknowledged and agreed for the purposes of Section 7.7 only:

BNP PARIBAS S.A.

By:	/s/ VIGNER JACQUES
/s/ OLIVIER OSTY

EXHIBIT F

EXCHANGE AGREEMENT

September 20, 2007

i

	ARTICLE 5

	CONDITIONS TO EXCHANGE

5.1	Mutual Conditions	28
5.2	Conditions in favor of Magna	29
5.3	Conditions in favor of RM Sub	30
5.4	Conditions in favor of Newco I.5	31

	ARTICLE 6

	TERMINATION

6.1	Termination	32
6.2	Remedies	32
6.3	Expenses	32

	ARTICLE 7

	ARRANGEMENTS FOR CLOSING OF EXCHANGE

7.1	Closing of Exchange	32
7.2	Closing Deliveries	33
7.3	Further Assurances	34

	ARTICLE 8

	INDEMNIFICATION

8.1	Indemnification	34
8.2	Notice of Claim	35
8.3	Direct Claims	36
8.4	Third Party Claims	36
8.5	Reduction, Set-off, Payment and Co-operation	36

	ARTICLE 9

	MISCELLANEOUS

9.1	Notices	37
9.2	Arbitration	41
9.3	Counterparts	42

	ARTICLE 10

	TERMINATION OF OBLIGATIONS

10.1	Termination of Obligations	42

ii

EXCHANGE AGREEMENT

THIS AGREEMENT made the 20th day of September, 2007.

B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Magna”),

- and -

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES, a company existing under the laws of Russia

(hereinafter referred to as “RM”),

- and -

VELERON HOLDING B.V., a company existing under the laws of The Netherlands

(hereinafter referred to as “RM Sub”),

- and -

445327 ONTARIO LIMITED, a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “445”),

- and -

446 HOLDINGS INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “446”),

- and -

2143453 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Newco I.5”),

- and -

2143455 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Newco II”).

WHEREAS Magna and RM Sub, inter alia, have entered into the Transaction Agreement dated May 10, 2007 (the “Transaction Agreement”), pursuant to which the parties thereto agreed to effect the Plan of Arrangement, including those agreements to be entered into in accordance with the Plan of Arrangement;

WHEREAS the Arrangement has been effected on the date hereof; and

WHEREAS, on the date hereof and prior to the Exchange Time, pursuant to the Transaction Agreement and the agreements contemplated thereby, (a) Newco I.5 owns 1,000,000 Newco II Preferred Shares and 100 Newco II Class B Common Shares, (b) RM Sub owns 100 Newco II Class A Common Shares and (c) in the event of the conversion of the Newco II Loan, RM Sub will in the future own 1,000 Newco II Special Shares.

NOW, THEREFORE, in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

“Act” means the Business Corporations Act (Ontario);

“Aggregate Investment Gain” means the amount, if any, by which the Market Value on the Exchange Date of 20,000,000 Magna Class A Shares exceeds the RM Investment Amount. The Aggregate Investment Gain can never be less than zero;

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time;

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia;

“Claim” has the meaning set out in Section 8.2;

“Collateral” means the assets and interests pledged by RM Sub to secure the RM Loan, being RM Sub’s Newco Class C Common Shares and Newco II Class A Common Shares, the Newco II Loan Note, the Newco II Special Shares issued to RM Sub on the conversion of the Newco II Loan Note and any Magna Class A Shares receivable by RM Sub, or by Newco I.5 in the case of Section 2.1(3)(b) of the Exit Agreement, pursuant to the terms of the Exit Agreement or of this Agreement;

“Comfort Letter” has the meaning set out in Section 4.1(k)(ii);

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied;

“Direct Claim” has the meaning set out in Section 8.2;

“Exchange” means the exchange of Newco II Special Shares, Newco II Preferred Shares, Newco II Class A Common Shares and Newco II Class B Common Shares for Magna Class A Shares on the terms and subject to the conditions of this Agreement;

“Exchange Date” means the date on which the Exchange Time occurs;

“Exchange Time” means the time at which the Exchange is effected;

“Exit Agreement” means the exit agreement dated the date hereof among 445, 446, RM, RM Sub, Newco, Newco I.5 and Newco II;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indemnified Party” has the meaning set out in Section 8.2;

“Indemnifying Party” has the meaning set out in Section 8.2;

“Investors Agreement” means the investors agreement dated the date hereof between 446 and RM Sub;

“Liabilities” has the meaning set out in Section 8.1;

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer);

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities;

“Magna Group” means Magna and its Subsidiaries, taken as a whole;

“Market Value” on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date;

“Material Adverse Effect” means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement;

“Minister” has the meaning set out in Section 4.1(k)(i);

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors;

“Newco Shares” means the Class A Shares, Class B Shares and Class C Common Shares of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares, Class B Shares or Class C Common Shares in the capital of Newco or any of the other above securities;

“Newco II Documents” has the meaning set out in Section 4.1(a);

“Newco II Class A Common Share” means a Class A common share in the capital of Newco II;

“Newco II Class B Common Share” means a Class B common share in the capital of Newco II;

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note;

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements relating to the security therefor;

“Newco II Preferred Share” means a non-voting preferred share in the capital of Newco II;

“Newco II Unanimous Shareholders Agreement” means the Newco II unanimous shareholders agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II;

“Newco II Special Share” means a special share in the capital of Newco II;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange, and its successors;

“Party” means a signatory to this Agreement;

“Permitted Transferee” has the meaning assigned to it in the Investors Agreement;

“Plan of Arrangement” has the meaning assigned to it in the Transaction Agreement;

“Pledge Agreement” means the pledge agreement dated the date hereof between Newco II and RM Sub;

“PPSA” means the Personal Property Security Act (Ontario);

“Preferred Shares Value” means the lesser of (a) CDN$77,959,401 and (b) the Market Value on the Exchange Date of 1,000,000 Magna Class A Shares (converted from U.S. dollars to Canadian dollars as at the Exchange Date);

“Realization Event” means any demand for repayment prior to September 20, 2027, of the Newco II Loan Note;

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Magna, RM Sub, Newco I.5, Newco II and RM’s Lender;

“Regulatory Approvals” means those rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates, clearances and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary in connection with the Tuck Transactions;

“Remittance Date” has the meaning set out in Section 4.1(k)(ii);

“Replacement LC” has the meaning set out in Section 4.1(k)(ii);

“RM Investment Amount” means US$1,536,600,000;

“RM Loan” means the financing (including any refinancing, extension or renewal thereof) provided to RM and/or RM Sub for all or part of the RM Investment Amount to be used by RM Sub to capitalize Newco and Newco II in accordance with the Plan of Arrangement;

“RM Purchase Price” has the meaning set out in Section 4.1(k)(i);

“RM Sub Acquisition Consideration” has the meaning set out in Section 2.1(b)(iii);

“RM Sub Securities” means the Newco Shares, Newco II Class A Common Shares and interest in the Newco II Loan Note (or any Newco II Special Shares issued on conversion of the Newco II Loan Note) owned by RM Sub;

“RM’s Lender” means the lender or syndicate of lenders, from time to time, providing any portion of the RM Loan that is secured by the Collateral;

“Section 116(2) Certificate” has the meaning set out in Section 4.1(k)(i);

“Section 116(4) Certificate” has the meaning set out in Section 4.1(k)(ii);

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Exchange Date;

“Special Committee” means the special committee of Magna’s board of directors constituted to consider and make recommendations in respect of the transactions contemplated by the Transaction Agreement;

“Subject Shares” means the 20,000,000 Magna Class A Shares owned beneficially and of record by Newco II which are currently represented by share certificates No. 94788, 94789, 94790, 94791, 94792, 94793, 94794, 94795, 94796 and 94797 (bearing issuance date of the date hereof), or such lesser number of Magna Class A Shares owned beneficially and of record by Newco II as RM Sub and Newco may from time to time jointly notify Magna in writing;

“Subsidiary” means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50%;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all returns, declarations, remittances, information returns, reports and other documents of every nature required to be filed by or on behalf of Newco II in respect any Taxes or in respect of any other provision in any domestic or foreign federal, provincial, municipal, state, territorial or other taxing statute;

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Third Party” has the meaning set out in Section 8.4;

“Third Party Claim” has the meaning set out in Section 8.2;

“Transaction Agreement” has the meaning set out in the recitals;

“Transaction Agreements” means this Agreement, the Exit Agreement, the Investors Agreement, the Newco II Unanimous Shareholders Agreement, the Newco II Loan Note, the Pledge Agreement and the Registration Rights Agreement;

“Transfer” means (i) any transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) any agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” and “Transferring” shall be construed accordingly;

“TSX” means the Toronto Stock Exchange, and its successors;

“Tuck Tax Liability” means the aggregate, as calculated by Newco I.5’s auditors, of (a) the Taxes which would be incurred by Newco I.5 if (i) all of the Magna Class A Shares received by Newco I.5 after giving effect to the Tuck Transactions were disposed of on the relevant Exchange Date for proceeds of disposition equal to the Market Value on such date of such shares (such proceeds converted from U.S. dollars to Canadian dollars as at the Exchange Date), (ii) for its taxation year in which the Exchange Date occurred, Newco I.5 had no income other than the capital gain, if any, from such disposition, (iii) Newco I.5 was, throughout the taxation year in which the Exchange Date occurred, a Canadian-controlled private corporation, (iv) Newco I.5 had paid a taxable dividend (the “Taxable Dividend”) in such taxation year in the minimum amount required for Newco I.5 to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand generated as a consequence of the capital gain, if any, described in (ii) above, (v) the taxation year of Newco I.5 ended immediately after payment of the Taxable Dividend, (vi) Newco I.5 was taxable in respect of such disposition at the federal and Ontario corporate tax rates applicable on the Exchange Date (including any applicable surtaxes) to a corporation that is a Canadian-controlled private corporation, (vii) in computing its Taxes in respect of such disposition, Newco I.5 deducted the full amount of the Dividend Refund, and (viii) Newco I.5 claimed no losses, deductions or credits in calculating its income, taxable income or Taxes other than the Dividend Refund and any losses, deductions or credits arising as a result of the transactions, arrangements, events, activities and undertakings of Newco I.5 pursuant to and in accordance with the Transaction Agreements, and (b) the Taxes which would be payable by an individual who is a natural person resident in the Province of Ontario if (i) the individual had received the Taxable Dividend, (ii) the Taxable Dividend was an eligible dividend, (iii) the federal and Ontario tax rates applicable to the individual in respect of the Taxable Dividend were the highest marginal tax rates (including any applicable surtaxes), and (iv) there were no deductions made or credits taken in calculating the Taxes other than the dividend tax credit arising as a result of the Taxable Dividend. The Tuck Tax Liability can never be less than zero;

“Tuck Transactions” means the Exchange and the other transactions undertaken pursuant to this Agreement and the winding up of Newco II into Magna; and

“Withheld Amount” has the meaning set out in Section 4.1(k)(ii).

1.2	Currency

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds. Any amount that is expressed in this Agreement to be “converted from Canadian dollars to U.S. dollars” as at any date shall be converted to U.S. dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date. Any amount that is expressed in this

Agreement to be “converted from U.S. dollars to Canadian dollars” as at any date shall be converted to Canadian dollars at the Bank of Canada noon spot rate on the Business Day immediately preceding such date.

1.3	Sections and Headings

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

1.4	Interpretation

In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word “include” or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase “without limitation”. Wherever used in this Agreement, unless otherwise specifically indicated, the term “material fact” shall have the meaning ascribed thereto in the Securities Act.

1.5	Entire Agreement

This Agreement, together with the Transaction Agreement and the agreements contemplated therein to which the Parties are party, constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, the Transaction Agreement or any of the agreements contemplated therein, except as specifically set forth in this Agreement, the Transaction Agreement or in the agreements contemplated therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement, the Transaction Agreement or the agreements contemplated therein. The Parties acknowledge that Magna is not a party to, nor is it bound by, any of the Transaction Agreements other than this Agreement and the Registration Rights Agreement.

1.6	Time of Essence

Time shall be of the essence of this Agreement.

1.7	Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Section 9.2, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

1.9	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties, except that (i) RM Sub shall assign its rights and obligations hereunder to any Permitted Transferee to whom it transfers the RM Sub Securities and (ii) RM Sub shall be entitled to assign its rights and obligations hereunder to RM’s Lender by way of security, and RM’s Lender shall, in accordance with the Exit Agreement, be entitled to enforce such security following a Realization Event.

1.10	Amendments and Waivers

No amendment, supplement, restatement, modification, waiver or termination of this Agreement or any provision thereof shall be binding or effective unless it is in writing and signed by each party hereto and unless and until it is consented to in writing by RM’s Lender or the authorized agent for RM’s Lender from time to time, such consent not to be unreasonably withheld, conditioned or delayed. The Parties acknowledge and agree that the execution and delivery of this Agreement by BNP Paribas shall confer on RM’s Lender the benefit and the right to enforce the preceding sentence when there is an amount outstanding under the RM Loan that is secured by Collateral and BNP Paribas hereby agrees that such execution and delivery shall confer on RM’s Lender no other benefit or right under this Agreement.

1.11	No Strict Construction

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.12	Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supercedes any such statute or any such regulation or rule.

1.13	Business Day

Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.14	Knowledge

Where any representation or warranty contained in this Agreement is qualified by any reference to the knowledge of Magna it refers to the actual knowledge, in their capacity as officers of Magna and not in their personal capacity, of the Co-Chief Executive Officers and the Chief Financial Officer of Magna.

ARTICLE 2

THE EXCHANGE

2.1	Exchange Steps

(a)	The Exchange. At any time after the date of this Agreement, RM Sub shall give Magna prompt notice of delivery by RM Sub of any exit notice or of the occurrence of any Realization Event, and 446 shall give Magna prompt notice of delivery by 446 of any exit notice, all as required by Section 2.2 of the Exit Agreement, and of whether the related Sale Transaction or Realization Event will include the Exchange. Following receipt of such notice, if such notice requires an Exchange, the Parties shall cause the Exchange to occur on the terms and subject to the conditions of this Agreement.

(b)	Transactions to be Effected at the Exchange Time. At the Exchange Time, the following transactions shall occur, and shall be deemed to occur in the following order:

(i)	unless previously converted or repaid, the Newco II Loan shall be converted in its entirety in accordance with its terms into 1,000 Newco II Special Shares;

(ii)	RM Sub shall sell to Magna, and Magna shall acquire from RM Sub (A) all Newco II Special Shares then held by RM Sub, taking into account the conversion of the Newco II Loan pursuant to clause (i) above, (B) all Newco II Class A Common Shares then held by RM Sub and (C) all other shares of capital stock of Newco II then held by RM Sub;

(iii)	in consideration of the acquisition of the shares referred to in clause (ii) above, Magna shall issue to RM Sub or its designee that number of Magna Class A Shares (the “RM Sub Acquisition Consideration”) having an aggregate Market Value as at the Exchange Date equal to:

(A)	the RM Investment Amount, plus

(B)	50% of the Aggregate Investment Gain, if any, minus

(C)	the greater of (1) zero and (2) (x) 25% of the Tuck Tax Liability, if any, less (y) the Preferred Shares Value as at the Exchange Date (all amounts in this clause (C) being calculated in Canadian dollars and then converted from Canadian dollars to U.S. dollars as at the Exchange Date), minus

(D)	the Preferred Shares Value as at the Exchange Date (converted from Canadian dollars to U.S. dollars as at the Exchange Date).

(iv)	Newco I.5 shall sell to Magna and Magna shall acquire from Newco I.5 (A) all Newco II Class B Common Shares then held by Newco I.5, (B) all Newco II Preferred Shares then held by Newco I.5 and (C) all other shares of capital stock of Newco II then held by Newco I.5; and

(v)	in consideration of the acquisition of the shares referred to in clause (iv) above, Magna shall issue to Newco I.5 or its designee (which may include RM Sub or its designee) that number of Magna Class A Shares equal to the number of Subject Shares minus the number of shares determined under clause (iii) above.

(c)	Joint Notifications to Magna.

(i)	On the Business Day prior to the Exchange Date, RM Sub and Newco I.5 shall jointly provide to Magna their calculations of (i) the Aggregate Investment Gain, the Tuck Tax Liability and the Preferred Shares Value and (ii) the number of Magna Class A Shares to be issued under Sections 2.1(b)(iii) and 2.1(b)(v) (including, if applicable, as such provisions may be superceded and replaced in accordance with Section 2.1(c)(ii)). Prior to the Closing, Magna may object to the accuracy of such calculations, and Magna, RM Sub and Newco I.5 shall consult with each other regarding any such objection. In the event of any such objection, the Exchange shall not be consummated until Magna, RM Sub and Newco I.5 agree on such calculations.

(ii)	As soon as practicable after any reduction in the number of Subject Shares to below 20,000,000, RM Sub and Newco shall jointly notify Magna in writing of such reduction and shall provide Magna (A) at the time of such notification, a revised formula for calculating the number of Magna Class A Shares to be issued under Sections 2.1(b)(iii) and 2.1(b)(v), which would supercede and replace the allocation set forth in Sections 2.1(b)(iii) and 2.1(b)(v), and (B) within five Business Days of such notification, any related information and documentation reasonably requested by Magna. Magna shall have five Business Days from the receipt of such information to object to the revised formula (any objection to be based solely on whether the allocation results in any liability for Taxes or other adverse Tax consequences to Magna), and Magna, RM Sub and Newco I.5 shall consult with each other regarding any such objection. In the event of any such objection, the Exchange shall not be consummated until Magna, RM Sub and Newco I.5 agree on a revised formula and any other necessary amendments to this Agreement.

(iii)	Magna shall in no circumstances be liable in respect of the accuracy or validity of any joint notifications by RM Sub and Newco I.5 given pursuant to this Section 2.1(c).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Magna

Magna represents and warrants to and in favor of RM Sub, Newco I.5 and Newco II as follows and acknowledges that RM Sub, Newco I.5 and Newco II are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Magna is a corporation validly existing under the Act, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)

Corporate Authority and Enforceability. Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. Magna’s board of directors has duly authorized the execution, delivery and performance of this Agreement, following the favorable recommendation by the Special Committee. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against

Magna by RM Sub and Newco I.5 in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Magna Group under (i) any Magna Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Magna Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Magna Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Magna Group in connection with the execution and delivery of this Agreement or the consummation by Magna of the Exchange.

(d)	Public Disclosure. Magna is a reporting issuer under the Securities Act and has complied in all material respects with its requirements under NI 51-102 and all other continuous disclosure requirements under all Applicable Laws.

(e)	Taxable Canadian Corporation. Magna is a “taxable Canadian corporation” within the meaning of the Tax Act. As of the date of this Agreement, the value of the Magna Class A Shares is not derived principally from immoveable property situated in Canada.

3.2	Representations and Warranties of RM Sub

RM Sub represents and warrants to and in favor of Magna and Newco I.5 as follows and acknowledges that Magna and Newco I.5 are relying on such representations and warranties in entering into this Agreement:

(a)	Existence of RM Sub. RM Sub is a company validly existing under the laws of The Netherlands and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. RM Sub has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by RM Sub and is a legal, valid and binding obligation of RM Sub enforceable against it by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of RM Sub under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by RM Sub in connection with the execution and delivery of this Agreement.

(d)	Newco II Class A Common Shares. RM Sub (or its permitted assignee) has good and valid title to 100 Newco II Class A Common Shares, free and clear of all Liens other than Liens in favor of RM’s Lender. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by RM Sub for transfer to Magna, and upon RM Sub’s receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to 100 Newco II Class A Common Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

(e)	Newco II Special Shares. RM Sub (or its permitted assignee) will have at the Exchange Time good and valid title to the 1,000 Newco II Special Shares it owns pursuant to conversion of the Newco II Loan Note, free and clear of all Liens other than Liens in favor of RM’s Lender. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by RM Sub for transfer to Magna, and upon RM Sub’s receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to the 1,000 Newco II Special Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

3.3	Representations and Warranties of Newco I.5

Newco I.5 represents and warrants to and in favor of Magna and RM Sub as follows and acknowledges that Magna and RM Sub are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Newco I.5 is a corporation validly existing under the laws of Canada and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. Newco I.5 has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Newco I.5 and is a legal, valid and binding obligation of Newco I.5, enforceable against Newco I.5 by Magna and RM Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Newco I.5 under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Newco I.5 in connection with the execution and delivery of this Agreement.

(d)	Newco II Class B Common Shares. Newco I.5 has good and valid title to 100 Newco II Class B Common Shares, free and clear of all Liens. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by Newco I.5 for transfer to Magna, and upon Newco’s I.5 receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to 100 Newco II Class B Common Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

(e)	Newco II Preferred Shares. Newco I.5 has good and valid title to 1,000,000 Newco II Non-Voting Preferred Shares, free and clear of all Liens. Assuming Magna has the requisite power and authority to be the lawful owner of such shares, upon delivery to Magna of the certificates representing such shares, duly endorsed by Newco I.5 for transfer to Magna, and upon Newco I.5’s receipt of the relevant number of Magna Class A Shares in accordance with Section 2.1, good and valid title to 1,000,000 Newco II Preferred Shares will pass to Magna, free and clear of all Liens, other than those arising from acts of Magna or its controlled affiliates.

(f)	Residence. Newco I.5 is a resident of Canada for the purposes of the Tax Act.

3.4	Representations and Warranties of RM Sub and Newco I.5 with respect to Newco II

RM Sub and Newco I.5 jointly and severally represent and warrant to and in favor of Magna as follows and acknowledge that Magna is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. Newco II is a corporation validly existing under the laws of Canada and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. Newco II has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Newco II and is a legal, valid and binding obligation of Newco II, enforceable against Newco II by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. Except for the Regulatory Approvals, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Newco II under (i) any material Contract to which it is a party, (ii) any provision of the articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Newco II in connection with the execution and delivery of this Agreement.

(d)	Subject Shares. Newco II is the registered and beneficial owner of the Subject Shares and has good and valid title to the Subject Shares, free and clear of all Liens other than that of the Pledge Agreement.

(e)	Assets and Property of Newco II. Newco II neither owns nor holds any property or assets or any interests therein of any nature or kind whatsoever other than the Subject Shares and Newco II has never carried on nor currently carries on nor intends to carry on any active business.

(f)	Obligations and Liabilities of Newco II. Other than the Newco II Loan Note, the Pledge Agreement, the Exit Agreement, the Newco II Unanimous Shareholders Agreement and this Agreement, Newco II has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent) including indebtedness to any person, any liabilities in respect of Taxes of any nature or kind whatsoever (except as permitted by Section 3.4(q)(ii)), or in respect of any judgments, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign.

(g)	Paid-Up Capital. The paid-up capital for purposes of the Tax Act in respect of each of the Newco II Class B Common Shares, Newco II Class A Common Shares, Newco II Preferred Shares and Newco II Special Shares immediately after the Exchange Time will be provided in writing to Magna by Newco II before the Exchange Time and once so provided will constitute a representation of RM Sub, Newco I.5 and Newco II under this Agreement.

(h)	Subsidiaries. Newco II has no subsidiaries.

(i)	Employees and Directors. Newco II has no employees and its directors and officers receive no remuneration or compensation from Newco II.

(j)	Joint Ventures. Newco II is not a partner, co-tenant, joint venturer or otherwise a participant in any partnership, joint venture, co-tenancy or other jointly owned business.

(k)	Claims. There are no claims, investigations, actions, suits or proceedings commenced, pending or threatened by, against or affecting Newco II, whether at law or in equity in any court or before or by any federal, provincial, municipal or other governmental or administrative or regulatory department, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign.

(l)	Compliance with Laws. Except for Regulatory Approvals, Newco II is in full compliance with all laws, rules or regulations to which it is subject (including all laws, rules and regulations relating to its ownership of the Subject Shares).

(m)	Approvals and Authorizations. Other than the Regulatory Approvals, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, or notification to any governmental, administrative or regulatory authority or other person is required to be made or obtained by Newco II in connection with (i) the execution, delivery, performance or enforcement of this Agreement or (ii) the consummation of any transactions provided for herein.

(n)	Books and Records. The books and records of Newco II fairly and correctly set out and disclose in all respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position of Newco II as of the date thereof and all financial transactions of Newco II have been accurately recorded in such books and records.

(o)	Minute Books and Corporate Records. The corporate records and minute books of Newco II contain complete and accurate minutes of all meetings and resolutions of the directors (including any committee thereof) and shareholders of Newco II held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of Newco II are complete and accurate.

(p)	Consents. The Subject Shares are not subject to any contractual restrictions on transferability or voting and upon consummation of the transaction contemplated herein Newco II will not be a party to or otherwise bound by any voting trust or similar agreement in respect of the Subject Shares.

(q)	Tax Matters. With respect to tax matters:

(i)	Newco II has duly and in a timely manner filed all Tax Returns required to be filed by it on or before the Exchange Date with the appropriate taxing or other governmental authority or agency or if not timely filed has paid any penalties imposed as a result thereof and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon;

(ii)	Newco II has duly and in a timely manner paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it and has either paid, or made provision for payment in a manner reasonably acceptable to Magna, for Taxes that are not yet due and payable and that relate to periods ending on or prior to the Exchange Date or any period that includes the Exchange Date;

(iii)	there are no actions, suits, proceedings, investigations, audits, assessments or reassessments or claims now pending or threatened against Newco II in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing or other governmental authority or agency relating to Taxes;

(iv)	Newco II has not requested, nor entered into, any agreement or other arrangement or executed any waiver providing for, an extension of time within which: (A) to file any Tax Return covering any Taxes for which Newco II is or may be liable, (B) to file any elections or designations relating to Taxes for which Newco II is or may be liable, (C) Newco II is required to pay or remit any Taxes or amounts on account of Taxes, or (D) any taxing or other governmental authority or agency may assess or collect Taxes for which Newco II is or may be liable;

(v)	to the extent Newco II has paid or credited any amount to or for the account or benefit of any person, including, without limitation, any of its directors or any non-resident person, Newco II has deducted and remitted to the applicable governmental authority or agency any Taxes or other deductions required to be withheld therefrom under any applicable law, rule or regulation;

(vi)	Newco II is a resident of Canada and is a taxable Canadian corporation for the purposes of the Tax Act and is not a non-resident owned investment corporation for the purposes of the Tax Act;

(vii)	no amount has been deducted under paragraph 53(2)(g.1) of the Tax Act in computing the adjusted cost base to RM Sub or Newco I.5 of the shares of Newco II, at any time;

(viii)	the adjusted cost base (as such term is defined in the Tax Act) of the Subject Shares to Newco II immediately before the Exchange Time will be provided in writing to Magna by Newco II before the Exchange Time and once so provided will constitute a representation of RM Sub, Newco I.5 and Newco II under this Agreement; and

(ix)	Newco II has not been a party to any transactions with any person (other than Magna) with whom it did not deal at arm’s length within the meaning of the Tax Act which would result in any liability of Newco II for Taxes under the provisions of section 160 of the Tax Act or an analogous provision of any applicable provincial legislation.

(r)	Share Capital. The authorized share capital of Newco II consists of 1,000,000 Newco II Non-Voting Preferred Shares, an unlimited number of Newco II Class A Common Shares, an unlimited number of Newco II Class B Common Shares and an unlimited number of Newco II Special Shares, of which 1,000,000 Newco II Preferred Shares, 100 Newco II Class A Common Shares, 100 Newco II Class B Common Shares and no Newco II Special Shares are issued and outstanding as of the date of this Agreement. As at the Exchange Time, the shares of Newco II referred to in Sections 2.1(b)(ii) and 2.1(b)(iv) will constitute all of the issued and outstanding share capital of Newco II. Except for such shares, there are no shares of capital stock or other equity securities of Newco II issued, reserved for issuance or outstanding. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Newco II to issue or sell any shares of Newco II or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Newco II, other than the Newco II Loan.

3.5	Survival of Representations and Warranties

Notwithstanding the Limitations Act, 2002 (Ontario), all representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall survive until the date that is 15 months after the Exchange Date, except that the representations and warranties contained in Sections 3.4(g) and 3.4(q) shall survive until the date that is 60 days after the expiration of the period during which an assessment or reassessment for Taxes may be issued in respect of the taxation year or reporting period to which the relevant representation or warranty relates.

ARTICLE 4

COVENANTS

4.1	Covenants of the Parties

Without in any way limiting the obligations of the Parties under this Agreement, except as contemplated hereby:

(a)

Availability of Newco II Documents. Commencing on the date of this Agreement, RM Sub and Newco shall, upon prior written notice by Magna, make available to Magna and its representatives all minute books, share certificate books, share registers, books of account, accounting records, corporate documents and all other books or records, documents, information or data relating to Newco II (collectively the “Newco II Documents”). Until the Exchange Time, Magna agrees that, except as authorized by RM Sub or Newco or as required by Applicable Law, Magna and any of its representatives will not disclose to any third party any confidential information or data relating to Newco II discovered by Magna or its respective representatives as a result of their review of the Newco II Documents.

(b)	Quarterly Financial Statements. Within 60 days of the end of each financial quarter of Newco II (other than the last fiscal quarter of each year), Newco II shall deliver to Magna one copy of the quarterly financial statements of Newco II, including the balance sheet and statements of income, retained earnings and changes in financial position, together with all supporting schedules.

(c)	Annual Financial Statements. Within 90 days of each financial year end of Newco II, Newco II shall deliver to Magna one copy of the annual audited financial statements of Newco II, including the balance sheet and statements of income, retained earnings and changes in financial position, together with all supporting schedules, together with the unqualified report thereon by an independent auditing firm.

(d)	Officers’ Certificates. At the time of delivery of financial statements for each financial quarter of Newco II, each of RM Sub and Newco I.5 shall deliver to Magna a certificate signed on behalf of it by an officer to the effect that the representations and warranties of RM Sub and Newco I.5, respectively, contained in this Agreement in favor of Magna, except as disclosed in such certificate, are true and correct as at the date of delivery of such certificate with the same force and effect as if the representations and warranties were made at and as of such time, each such certificate to be in form and substance satisfactory to Magna acting reasonably.

(e)	Compliance with Laws. RM Sub and Newco I. 5 shall comply with all applicable securities and other laws of Canada and the provinces in connection with the transfer of the Newco II Class A Common Shares, Newco II Class B Common Shares, Newco II Preferred Shares and Newco II Special Shares to Magna.

(f)	Directors and Officers. RM Sub and Newco I.5 shall cause all officers and directors of Newco II to resign, and all such officers and directors shall deliver a release in form and substance reasonably satisfactory to Magna in respect of any liability or obligation of Newco II, in each case effective as at the Exchange Date and Magna shall cause the requisite filings in respect thereof to be made with Industry Canada on a timely basis.

(g)

Tax Returns. RM Sub and Newco I.5 further agree that they will, at their own cost and expense, duly and timely file all Tax Returns of Newco II not yet filed for all periods ending on or prior to the Exchange Date, that such returns as filed will be complete and correct, that, prior to filing, such returns will be provided to Magna for its approval as to form and substance, such approval not to be unreasonably withheld, that all Taxes payable by Newco II in respect of such periods shall be paid on a timely basis 50% by RM Sub and 50% by Newco I.5, that copies of all returns filed will be provided to Magna forthwith after they have been filed and that in any event all such Tax Returns will be filed no later than the date on which they are required to be filed in accordance with the provisions of the Tax Act or other applicable law and all Taxes payable pursuant thereto will be paid, or provision for payment in a manner reasonably acceptable to Magna will be made, in accordance with Section 3.4(q)(ii).

(h)	Notice of Certain Events. Each of the Parties hereto shall promptly advise the other Parties in writing if it becomes aware of:

(i)	any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by it in this Agreement untrue or inaccurate if made on or as of the date of the Exchange Time; or

(ii)	any matter, event or occurrence (including a change in the tax treatment of the Exchange) that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of an Exchange.

(i)	Satisfaction of Conditions. Each of the Parties hereto shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to effect the Exchange in accordance with the terms of this Agreement.

(j)	Tax Elections.

(i)	At the request of RM Sub, such request to be in the sole and absolute discretion of RM Sub, Magna shall jointly make with RM Sub one or more elections in prescribed or approved form under subsection 85(1) of the Tax Act and the applicable provisions of the legislation of any other relevant jurisdiction, in respect of the Exchange of shares described in Sections 2.1(b)(ii) and 2.1(b)(iii). For the purposes of such election or elections, the elected amounts shall be such amounts as shall be determined by RM Sub, in its sole and absolute discretion, subject to compliance with Applicable Law.

(ii)	Magna shall jointly make with Newco I.5 one or more elections under subsection 85(1) of the Tax Act and the applicable provisions of the legislation of any other relevant jurisdiction, in respect of the Exchange of shares described in Sections 2.1(b)(iv) and 2.1(b)(v). For the purposes of such election or elections, the elected amounts shall be the adjusted cost base to Newco I.5 of the shares described in Section 2.1(b)(iv).

(iii)	RM Sub and Newco I.5 shall prepare such election forms and Magna shall execute such forms and return them to RM Sub in a timely manner.

(k)	Section 116 Certificate.

(i)	RM Sub shall use reasonable commercial efforts to deliver or cause to be delivered to Magna prior to the Exchange Date a certificate (the “Section 116(2) Certificate”) issued by the Canadian Minister of National Revenue (the “Minister”) pursuant to subsection 116(2) of the Tax Act with a “certificate limit” (as defined in subsection 116(2) of the Tax Act) that is not less than the Market Value on the Exchange Date of the RM Sub Acquisition Consideration (the “RM Purchase Price”).

(ii)	If RM Sub does not deliver or cause to be delivered to Magna the Section 116(2) Certificate prior to the Exchange Date or the certificate limit in any Section 116(2) Certificate delivered to Magna is less than the RM Purchase Price and the Exchange is effected, subject to clause (iii) below, RM Sub acknowledges that Magna shall be entitled to deduct and withhold from the RM Purchase Price an amount equal to 25% of such Purchase Price (determined in Canadian dollars as of the Exchange Date) (the “Withheld Amount”) on the following terms and conditions:

(A)	Subject to subclause (C) below, for the purposes of satisfying its withholding tax obligations under section 116 of the Tax Act, Magna shall be entitled to retain and dispose of Magna Class A Shares otherwise issuable to RM Sub as part of the RM Sub Acquisition Consideration sufficient to fund the Withheld Amount. If any retained Magna Class A Shares remain after Magna has disposed of retained Magna Class A Shares for net proceeds equal to the Withheld Amount, those shares shall be delivered to RM Sub and any such Magna Class A Shares so disposed of or retained and later delivered to RM Sub shall be deemed to have been issued to RM Sub or its designee for purposes of Section 2.1(b)(iii);

(B)	Promptly upon RM Sub delivering to Magna either:

(1) the Section 116(2) Certificate with a certificate limit not less than the RM Purchase Price, or

(2) a certificate issued by the Minister pursuant to subsection 116(4) of the Tax Act in respect of the Exchange described in Sections 2.1(b)(ii) and 2.1(b)(iii) above (the “Section 116(4) Certificate”), the Withheld Amount shall be delivered to RM Sub;

(C)	RM Sub shall be entitled to fund or replace the Withheld Amount at any time with an irrevocable letter of credit issued by a financial institution satisfactory to Magna naming Magna as the beneficiary in an amount not less than the Withheld Amount and that may be drawn down in any circumstance in which Magna is required to remit the Withheld Amount in accordance with subclause (D) or (E) below (a “Replacement LC”). In the event that RM Sub delivers a Replacement LC to Magna, Magna shall forthwith deliver the Withheld Amount to RM Sub and the Replacement LC shall from that point in time constitute the Withheld Amount. RM Sub shall be entitled to fund the Withheld Amount with a Replacement LC prior to the Exchange Date in which case Magna agrees not to exercise its rights to dispose of Magna Class A Shares as described in subclause (ii)(A), above;

(D)

If neither the Section 116(2) Certificate nor the Section 116(4) Certificate has been provided to Magna on or before the date (the “Remittance Date”) that is the 25th day after the end of the month in which the Exchange Date occurs, Magna shall remit by the 30th day after the end of the month in which the Exchange Date occurs the Withheld Amount to the Receiver General for Canada in satisfaction of Magna’s obligation to withhold and remit 25% of the Purchase Price pursuant to subsection 116(5) of the Tax Act, unless prior to the Remittance Date RM Sub provides written evidence to Magna that the Minister or the Canada Revenue Agency has acknowledged in writing that the Withheld Amount need not be remitted at such time, (a “Comfort Letter”) in which case subclause (E) shall apply to defer the time at which the Withheld Amount is required to be remitted; and

(E)

Where this subclause (E) applies to defer the time at which the Withheld Amount is required to be remitted to the Receiver General for Canada under subsection 116(5) of the Tax Act, the provisions of this Section 4.1(k)(ii) shall continue to apply to the Withheld Amount as if the reference in subclause (D) to the Remittance Date and in subsection 116(5) of the Tax Act to the date that such amount is required to be remitted to the Receiver General for Canada were instead a reference to the date set by the Minister or the Canada Revenue Agency, as the case may be, pursuant to the Comfort Letter, as the date for the remittance.

(iii)	If the certificate limit of the Section 116(2) Certificate provided to Magna is less than the RM Purchase Price, Magna shall remit 25% of the difference between the certificate limit and the RM Purchase Price to the Receiver General for Canada and the balance of the Withheld Amount shall be paid forthwith to RM Sub.

(l)	Regulatory Approvals. Each of the Parties hereto shall apply for and use all commercially reasonable efforts to obtain promptly any Regulatory Approvals that are required for the Exchange, including making all filings or submissions as are required to obtain all such Regulatory Approvals and promptly filing any additional information requested by any Governmental Entity. Each of the Parties hereto shall promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, notification or submission which is necessary or desirable in connection with obtaining any Regulatory Approval.

(m)	Newco II Share Issuance. Prior to the Exchange Time, without prior approval of Newco I.5 and RM Sub, Newco II shall not issue any shares of capital stock (or securities convertible into shares of capital stock) other than as contemplated by the Transaction Agreement, the Newco II Loan or this Agreement.

(n)	Newco II Sale of Shares. Prior to the Exchange Time, without prior approval of Newco I.5 and RM Sub, Newco II shall not sell or transfer any Magna Class A Shares, other than pursuant to the Pledge Agreement.

(o)	Newco II Liabilities. Prior to the Exchange Time, without prior approval of Newco I.5 and RM Sub, Newco II shall not incur any liabilities or obligations of any nature or kind whatsoever (whether accrued, absolute, contingent, unasserted or otherwise) other than (i) Tax liabilities incurred by Newco II as a result of its holding of the Subject Shares, (ii) liabilities to pay dividends and (iii) liabilities and obligations contemplated by the Newco II Loan Note, the Pledge Agreement, the Newco II Unanimous Shareholders Agreement, the Exit Agreement or this Agreement.

(p)	Newco II Cash. Immediately prior to the Exchange Time, Newco II shall distribute any cash it then holds to Newco I.5.

(q)	Magna Share Issuance. The Magna Class A Shares to be issued to RM Sub and Newco I.5 pursuant to the Exchange will, upon consummation of the Exchange, be duly authorized and validly issued by Magna as fully paid and non-assessable shares of Magna.

ARTICLE 5

CONDITIONS TO EXCHANGE

5.1	Mutual Conditions

The respective obligations of the Parties hereunder to consummate the Exchange are subject to the satisfaction or waiver, at or before the Exchange Time, of the following conditions precedent, each of which may only be waived by unanimous consent of the Parties:

(a)	Exit. RM Sub, Newco I.5, 445 and their Affiliates shall simultaneously be consummating a Sale Transaction, or a Realization Event shall have occurred;

(b)	Newco II Assets. Immediately prior to the Exchange Time, Newco II’s only assets shall be the Subject Shares;

(c)	No Termination of Agreement. This Agreement shall not have been terminated in accordance with its terms;

(d)	Regulatory Approvals. The Regulatory Approvals shall have been obtained or satisfied and shall not have been revoked and reasonably satisfactory evidence of the receipt of such Regulatory Approvals shall have been delivered to each Party;

(e)	No Law. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, including any cease trading or stop order with respect to the Magna Class A Shares, which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the Exchange or which results in the Exchange causing a material adverse effect on Magna;

(f)	No Legal Restraint. No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit this Agreement or the Exchange; and

(g)	No Objection.

(i)	The calculation of the number of Magna Class A Shares to be issued under Sections 2.1 (b)(iii) and 2.1(b)(v) shall not be subject to any unresolved objection under Section 2.1(c)(i); and

(ii)	Any proposed revision to the formula to calculate the number of Magna Class A Shares to be issued under Section 2.1(b)(iii) and 2.1(b)(v) shall not be subject to any unresolved objection under Section 2.1(c)(ii).

5.2	Conditions in favor of Magna

The obligations of Magna hereunder to consummate the Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

(a)	Representations and Warranties. The representations and warranties of RM Sub and Newco I.5 contained in this Agreement in favor of Magna shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Newco I.5 by an officer of it and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(b)	Covenants. Each of RM Sub, Newco I.5 and Newco II shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Newco I.5 by an officer of it and delivered to Magna, each such certificate to be in form and substance satisfactory to Magna, acting reasonably;

(c)	Corporate Action. Magna’s counsel shall have been provided copies of all resolutions and documents of Newco II relating to this Agreement and the transactions contemplated hereby reasonably requested by such counsel thereto;

(d)	Corporate Records. The minute books and all corporate records of Newco II including copies of all filings made with any Governmental Entity shall have been delivered to Magna;

(e)

Opinion of Counsel. RM Sub and Newco I.5 shall have provided to Magna an opinion of counsel dated as of the Exchange Date acceptable to Magna as to such matters as may be requested by Magna, acting reasonably, including the due incorporation and organization of Newco II, the corporate capacity of Newco II, the authorized and issued share capital of Newco II, the shares in the capital of Newco II being duly issued and fully paid and non-assessable shares and registered in the name of Magna on the Exchange Date and compliance with applicable Canadian securities laws by Newco II relating to the Tuck Transactions, such opinion to be in such form and subject to such customary qualifications and exceptions as are acceptable to counsel for Magna, acting reasonably;

(f)	Subject Shares and Newco II Shares. The Subject Shares and all shares in the capital of Newco II shall be free and clear of all Liens;

(g)	Tax Liability. Magna shall be satisfied that the Tuck Transactions would not give rise to liability for Taxes or other adverse Tax consequences to Newco II or Magna; and

(h)	Newco II Contracts. Newco II shall not be a party to, or be bound by or affected by any Contract, other than contracts between it and RM Sub and Newco I.5 which are necessary for, but only for, the transactions contemplated by the Transaction Agreement, the Exit Agreement, the Newco II Unanimous Shareholders Agreement, the Pledge Agreement and this Agreement.

Magna may not rely on the failure to satisfy any of the conditions precedent in this Section 5.2 if the condition precedent would have been satisfied but for a default by Magna in complying with its obligations under this Agreement.

5.3	Conditions in favor of RM Sub

The obligations of RM Sub hereunder to consummate the Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of RM Sub, any of which may be waived in writing by RM Sub:

(a)	Representations and Warranties. The representations and warranties of Magna and Newco I.5 contained in this Agreement in favor of RM Sub shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of Magna and Newco I.5 by an officer of it and delivered to RM Sub, each such certificate to be in form and substance satisfactory to RM Sub, acting reasonably;

(b)	Covenants. Each of Magna, Newco I.5 and Newco II shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of Magna and Newco I.5 by an officer of it and delivered to RM Sub, each such certificate to be in form and substance satisfactory to RM Sub, acting reasonably;

(c)	Tax Liability. RM Sub shall be satisfied that the Tuck Transactions would not give rise to liability for Taxes or other adverse Tax consequences to RM Sub; and

(d)	Section 116 Certificate. RM Sub shall have received and delivered to Magna a Section 116(2) Certificate in accordance with Section 4.1(k)(i).

RM Sub may not rely on the failure to satisfy any of the conditions precedent in this Section 5.3 if the condition precedent would have been satisfied but for a default by RM Sub in complying with its obligations under this Agreement.

5.4	Conditions in favor of Newco I.5

The obligations of Newco I.5 hereunder to consummate the Exchange are subject to the satisfaction at or before the Exchange Time of the following conditions for the exclusive benefit of Newco I.5, any of which may be waived in writing by Newco I.5:

(a)	Representations and Warranties. The representations and warranties of RM Sub and Magna contained in this Agreement in favor of Newco I.5 shall be true and correct at the Exchange Time with the same force and effect as if the representations and warranties were made at and as of such time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Magna by an officer of it and delivered to Newco I.5, each such certificate to be in form and substance satisfactory to Newco I.5, acting reasonably;

(b)	Covenants. Each of RM Sub, Magna and Newco II shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Exchange Time, and certificates dated the date of the Exchange Time to that effect shall have been signed on behalf of each of RM Sub and Magna by an officer of it and delivered to Newco I.5, each such certificate to be in form and substance satisfactory to Newco I.5, acting reasonably; and

(c)	Tax Liability. Newco I.5 shall be satisfied that the Tuck Transactions would not give rise to liability for Taxes or other adverse Tax consequences to Newco I.5.

Newco I.5 may not rely on the failure to satisfy any of the conditions precedent in this Section 5.4 if the condition precedent would have been satisfied but for a default by Newco I.5 in complying with its obligations under this Agreement.

ARTICLE 6

TERMINATION

6.1	Termination

This Agreement shall be terminated and the transactions contemplated hereby abandoned (a) by the mutual agreement of Newco I.5 and RM Sub at any time or (b) without any further act of the Parties upon the termination of the Exit Agreement in accordance with its terms.

6.2	Remedies

In the event of the valid termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of any Party or their respective officers or directors hereunder, except that the provisions of Section 6.3 and this Section 6.2 shall remain in full force and effect and shall survive any such termination.

6.3	Expenses

Except as otherwise provided in this Agreement, RM Sub and Newco I.5 shall each bear and pay all costs, expenses and fees incurred by them in connection with the transactions contemplated by this Agreement. RM Sub and Newco I.5 shall be jointly and severally responsible for all costs and expenses (including counsel’s fees and expenses and fees and expenses of auditors) incurred by Magna and Newco II after entering into this Agreement in connection with effecting the transactions contemplated hereby.

ARTICLE 7

ARRANGEMENTS FOR CLOSING OF EXCHANGE

7.1	Closing of Exchange

Closing of the Exchange shall take place at the offices of Osler, Hoskin & Harcourt LLP, in Toronto, Ontario at (a) if the Exchange is being consummated in connection with a Sale Transaction, at the time of, but immediately preceding, the consummation of such Sale Transaction and (b) if the Exchange is being consummated in connection with a Realization Event, 10:00 a.m. (Toronto time) on the Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article 5. Each Party shall deliver, at the closing of the Exchange, such certificates, resolutions and other customary closing documents as may be required by the other Parties, acting reasonably, including as set out in Section 7.2.

7.2	Closing Deliveries

(a)	At the Closing Time, each of RM Sub and Newco I.5 shall deliver to Magna:

(i)	certificates representing, in the case of RM Sub 100 Newco II Class A Common Shares, 1,000 Newco II Special Shares and all other shares of capital stock of Newco II held by RM Sub at the Closing Time, and in the case of Newco I.5 1,000,000 Newco II Preferred Shares, 100 Newco II Class B Common Shares and all other shares of capital stock of Newco II held by Newco I.5 at the Closing Time, duly endorsed by each of RM Sub and Newco I.5, respectively, for transfer to Magna;

(ii)	certificates representing the Subject Shares registered in the name of Newco II;

(iii)	the Newco II Documents;

(iv)	the certificates referred to in Sections 5.2(a) and 5.2(b);

(v)	the copies of the resolutions and documents of Newco II referred to in Section 5.2(c);

(vi)	the opinion of counsel referred to in Section 5.2(e);

(vii)	the resignation of all directors and officers of Newco II referred to in Section 4.1(f) dated the Exchange Date which shall take effect at the Exchange Time;

(viii)	the releases to be delivered by all directors and officers of Newco II referred to in Section 4.1(f) dated the Exchange Date which shall take effect at the Exchange Time;

and such other documents as Magna may reasonably request.

(b)	At the Closing Time, Magna shall deliver to RM Sub and Newco I.5:

(i)	the certificates referred to in Sections 5.3(a), 5.3(b), 5.4(a), and 5.4(b);

(ii)	certificates representing Magna Class A Shares registered in the name of RM Sub as contemplated by Section 2.1(b);

(iii)	certificates representing Magna Class A Shares registered in the name of Newco I.5 or its designee as contemplated by Section 2.1(b);

and such other documents as RM Sub or Newco I.5 may reasonably request.

7.3	Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, subsequent to the Exchange Time, such party will, at the request of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents, tax elections (or any amendment thereto) and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request to be executed or done in order to better evidence, perfect or effectuate any provision of this Agreement or any of the respective obligations intended to be created hereby.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification

(a)	After the Exchange Time, RM and RM Sub shall jointly and severally indemnify and save harmless Magna and Newco II (and their directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, Taxes (whether or not such Taxes have been assessed or reassessed as at the date hereof), and any instalments with respect thereto, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively “Liabilities”) whether in contract or tort or otherwise suffered or incurred by Magna and/or Newco II (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with any breach by RM Sub of any representation, warranty, obligation or covenant of RM Sub contained in the Agreement (other than Section 3.4) or any certificate or document delivered pursuant hereto.

(b)	After the Exchange Time, 445 and Newco I.5 shall jointly and severally indemnify and save harmless Magna and Newco II (and their directors and officers, employees, advisors and agents) from all Liabilities whether in contract or tort or otherwise suffered or incurred by Magna or Newco II (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with any breach by Newco I.5 of any representation, warranty, obligation or covenant of Newco I.5 contained in the Agreement (other than Section 3.4) or any certificate or document delivered pursuant hereto.

(c)	After the Exchange Time, RM, RM Sub, 445 and Newco I.5 shall jointly and severally indemnify and save harmless Magna and Newco II (and their directors and officers, employees, advisors and agents) from all Liabilities whether in contract or tort or otherwise suffered or incurred by Magna or Newco II (and their directors, officers, employees and agents), the whole to be computed on an after-tax basis, as a result of or arising directly or indirectly out of or in connection with:

(i)	any breach by Newco II of any obligation or covenant of Newco II contained in the Agreement or any certificate or document delivered pursuant hereto;

(ii)	any breach by RM Sub or Newco I.5 of Section 3.4;

(iii)	any Liability sustained, suffered, incurred, assumed or acquired by Newco II on or before, or related to any matter occurring on or before, the consummation of the Tuck Transactions; and

(iv)	any Liability which would not have been sustained, suffered, incurred, assumed or acquired by (or which would not have been asserted, threatened or be pending against) Magna or Newco II but for the Tuck Transactions pursuant to this Agreement, including all Liabilities which, as a result of the Tuck Transactions, are assumed or incurred by Magna or Newco II, and other than any Liability relating to covenants, representations or warranties given by Magna pursuant to this Agreement.

8.2	Notice of Claim

In the event that a party to this Agreement (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party to this Agreement (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the gross negligence or wilful misconduct of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Liabilities incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

8.3	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

8.4	Third Party Claims

With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisors selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

8.5	Reduction, Set-off, Payment and Co-operation

The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this Article 9 promptly after the Indemnified Party incurs the Liability in respect of which such liability arises. If such amount is not so paid, the Indemnified Party may deduct or set-off such amount from any obligation it may have to the Indemnifying Party including any obligations under the Exit Agreement. The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

ARTICLE 9

MISCELLANEOUS

9.1	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna at:

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Executive Vice President, Special Projects
Facsimile:	(905) 726-7164

with a copy to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place

66th Floor, 100 King Street West

Toronto, Ontario

Canada M5X 1B8

Attention:	Jean M. Fraser
Facsimile:	(416) 862-6666

(ii)	If to RM to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:	General Director
Facsimile:	7 495 705 5792

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:	Mark Greene Richard Hall
Facsimile:	(212) 474-3700

(iii)	If to RM Sub at:

Veleron Holding B.V.

Haaksbergweg 31

Suite 4

1101 BP Amsterdam

The Netherlands

Facsimile:	31 20 650 9061

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:	General Director
Facsimile:	7 495 705 5792

and:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

Canada M5X 1A4

Attention:	Alan Bell
Facsimile:	(416) 863-1716

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:	Mark Greene Richard Hall
Facsimile:	(212) 474-3700

(iv)	If to 445 at:

445327 Ontario Limited

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(v)	If to 446 at:

446 Holdings Inc.

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Canada Toronto, Ontario

M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(vi)	if to Newco I.5:

2143453 Ontario Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and:

Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(vii)	if to Newco II:

2143455 Ontario Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and:

Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

Canada M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

9.2	Arbitration

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each party shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either party may apply to the LCIA for the appointment of the third arbitrator.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the party opposite.

Nothing in this section shall preclude one of the parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

9.3	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier as if such copies were originals.

ARTICLE 10

TERMINATION OF OBLIGATIONS

10.1	Termination of Obligations

Effective at the Exchange Time, Newco II shall cease to have any rights or obligations under this Agreement, including any obligations with respect to any breach of this Agreement by Newco II prior to the Exchange Time, with the sole exception of any rights of Newco II arising from Article 8 after the Exchange Time.

IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.

By:	/s/ JEFFREY O. PALMER
Name:	Jeffrey O. Palmer
Title:	Executive Vice-President

By:	/s/ J. BRIAN COLBURN
Name:	J. Brian Colburn
Title:	Executive Vice-President and Secretary

OPEN JOINT STOCK COMPANY RUSSIAN MACHINES

By:	/s/ V.G. LUKIN
Name:	V.G. Lukin
Title:	CEO

VELERON HOLDING B.V.

By:	/s/ MIKHAIL GURFINKEL
Name:	Mikhail Gurfinkel
Title:	Attorney-in-fact

By:
Name:
Title:

445327 ONTARIO LIMITED

By:	/s/ BELINDA STRONACH
Name:	Belinda Stronach
Title:

By:
Name:
Title:

446 HOLDINGS INC.

By:	/s/ BELINDA STRONACH
Name:	Belinda Stronach
Title:

By:
Name:
Title:

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:

By:
Name:
Title:

2143455 ONTARIO INC.

By:	/s/ FRANK STRONACH
Name:	Frank Stronach
Title:

By:
Name:
Title:

Acknowledged and agreed for

the purposes of Section 1.10 only:

BNP PARIBAS S.A.

By:	/s/ VIGNER JACQUES
/s/ OLIVIER OSTY

EXHIBIT G

DONALD J. WALKER, SIEGFRIED WOLF, VINCENT J. GALIFI, PETER KOOB

and JEFFREY O. PALMER

as Principals

and

GKP HOLDINGS INC.

as GKP Holdco

and

MPMAG HOLDINGS INC.

as Principals Holdco

and

2143453 ONTARIO INC.

as Newco I.5

and

M UNICAR INC.

as Newco

PRINCIPALS AGREEMENT

September 20, 2007

STIKEMAN ELLIOTT LLP

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms	2
Section 1.2	Gender and Number	15
Section 1.3	Headings and Divisions	15
Section 1.4	Currency	15
Section 1.5	Certain Phrases, etc.	15
Section 1.6	Statutory References	15

ARTICLE 2
IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1	Term of Agreement	15
Section 2.2	Agreement to be Bound	16
Section 2.3	Deemed Consent under Articles	16

ARTICLE 3
RESTRICTIONS ON TRANSFER, ACQUISITION OF ADDITIONAL MAGNA SHARES AND CERTAIN ACTIVITIES

Section 3.1	Restrictions on Transfer by Principals	16
Section 3.2	Permitted Transfers by Principals	17
Section 3.3	Encumbering of Shares	17
Section 3.4	Indirect Transfers	17
Section 3.5	Restrictions on Acquiring Additional Magna Shares	18
Section 3.6	Restrictions on Business	19

ARTICLE 4
PURCHASE AND SALE TRANSACTIONS

Section 4.1	Exit at Option of Principal	19
Section 4.2	Exit at Option of Newco	19
Section 4.3	Exit Procedures	20

ARTICLE 5
CONVERSION OF NEWCO AND NEWCO I.5 SHARES

Section 5.1	Effect of Resignation from Employment	20

ARTICLE 6
COVENANTS, REPRESENTATIONS AND WARRANTIES

Section 6.1	Tuck Transactions	23
Section 6.2	Treatment of Restricted Shares	23

( i )

( ii )

PRINCIPALS AGREEMENT

Principals Agreement dated September 20, 2007 among Donald J. Walker (“Walker”), Siegfried Wolf (“Wolf”), Vincent J. Galifi (“Galifi”), Peter Koob (“Koob”), Jeffrey O. Palmer (“Palmer”), GKP Holdings Inc. (“GKP Holdco”), MPMAG Holdings Inc. (“Principals Holdco”), 2143453 Ontario Inc. (“Newco I.5”) and M Unicar Inc. (“Newco”).

RECITALS:

(a)	DWMAG Inc., being a Permitted Transferee of Walker, is the registered and beneficial owner of 6,500 Class A-1 Common Shares, Series 1 in the capital of Principals Holdco;

(b)	SW CDN Holdings Inc., being a Permitted Transferee of Wolf, is the registered and beneficial owner of 6,500 Class A-1 Common Shares, Series 2 in the capital of Principals Holdco;

(c)	VGMAG Inc., being a Permitted Transferee of Galifi, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 3 in the capital of GKP Holdco;

(d)	Makrist Beteiligungen GmbH, being a Permitted Transferee of Koob, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 4 in the capital of GKP Holdco;

(e)	JPMAG Inc., being a Permitted Transferee of Palmer, is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 5 in the capital of GKP Holdco;

(f)	GKP Holdco is the registered and beneficial owner of 1,000 Class A-1 Common Shares, Series 3, 1,000 Class A-1 Common Shares, Series 4 and 1,000 Class A-1 Common Shares, Series 5 in the capital of Principals Holdco;

(g)	Principals Holdco is the registered and beneficial owner of 6,175 Class A-1 Common Shares, Series 1, 6,175 Class A-1 Common Shares, Series 2, 950 Class A-1 Common Shares, Series 3, 950 Class A-1 Common Shares, Series 4, 950 Class A-1 Common Shares, Series 5, 6,175 Class A Preferred Shares, Series 1, 6,175 Class A Preferred Shares, Series 2, 950 Class A Preferred Shares, Series 3, 950 Class A Preferred Shares, Series 4 and 950 Class A Preferred Shares, Series 5 in the capital of Newco I.5 and 400 Class A Shares in the capital of Newco;

(h)	Newco is the registered and beneficial owner of 84,800 Voting Preferred Shares and 84,800 Class B Common Shares in the capital of Newco I.5 and 100 Common Shares in the capital of 447;

(i)	Newco I.5 is the registered and beneficial owner of all of the issued and outstanding shares in the capital of each of the Corresponding Holdcos and 1,000,000 Non-Voting Preferred shares and 100 Class B Common Shares in the capital of Newco II; and

(j)	the Parties have entered into this Agreement to establish, among other things, rights and obligations arising out of, or in connection with, the ownership of shares of Newco, Newco I.5 and the Corresponding Holdcos.

In consideration of the above recitals, and the agreements of the Parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” has the meaning ascribed to such term in the Investors Agreement.

“446 Call Option” means the call option granted to 446 pursuant to the call option agreement dated the date hereof among 446, 447 and Newco.

“447” means 447 Holdings Inc., a corporation existing under the Act, and its successors.

“447 Magna Shares” means the number of Magna Class B Shares held by Newco and/or its Subsidiaries.

“Act” means the Business Corporations Act (Ontario).

“affiliate” has the meaning ascribed to such term from time to time in the Securities Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto and which have the force of law.

“Authorization” means, with respect to a Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario, New York, New York or Moscow, Russia.

“Closing Date” has the meaning specified in Section 4.3(4).

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Corresponding Holdco”, when such term is used in relation to: (i) Walker, means Walker Holdco, (ii) Wolf, means Wolf Holdco, (iii) Galifi, means Galifi Holdco, (iv) Koob, means Koob Holdco, and (v) Palmer, means Palmer Holdco.

“Dispute” has the meaning specified in Section 7.1.

“Exchange Agreement” means the exchange agreement dated the date hereof among Magna, RM, RM Sub, 445327 Ontario Limited, 446, Newco I.5 and Newco II.

“Exit Agreement” means the exit agreement dated the date hereof among 445327 Ontario Limited, 446, RM, RM Sub, Newco, Newco I.5 and Newco II.

“Exit Taxes” means: (A) the Taxes, as calculated by Newco’s auditors and specified by Newco in a written notice to the Exiting Principal, payable by Newco, Newco I.5, and/or Newco II on the assumption that (i) all of the assets of such corporations (other than shares in any of the other such corporations, shares of a Corresponding Holdco and shares of 447) were disposed of on the Closing Date for the Market Value on such date of any such assets which are Magna Class A Shares and for the fair market value as at the Closing Date (as determined by Newco’s auditors) of any other assets, (ii) each of those corporations will pay taxable dividends in their respective taxation years in which the Closing Date occurs in the minimum amount required for such corporation to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand, if any, resulting from the dispositions described in (i) above; (iii) each of Newco, Newco I.5 and Newco II claimed no losses, deductions or credits in calculating its income, taxable income or tax other than the Dividend Refund, if any, and any losses, deductions and credits arising as a result of the transactions, arrangements, events, activities and undertakings of the corporation pursuant to and in accordance with the Transaction Agreements; minus (B) the Expected Taxes;

“Exiting Principal”, as the context requires, means a Principal who has delivered an Exit Notice pursuant to Section 4.1, or a Principal in respect of whom Newco has delivered an Exit Notice pursuant to Section 4.2.

“Exiting Principal’s Referable Newco Shares”, when such term is used in relation to: (i) Walker, means all of the issued and outstanding Newco Class A Shares, Series 1 and all of the issued and outstanding Newco Class D Shares, Series 1, (ii) Wolf, means all of the issued and outstanding Newco Class A Shares, Series 2 and all of the issued and outstanding Newco Class D Shares, Series 2, (iii) Galifi, means all of the issued and outstanding Newco Class A Shares, Series 3 and all of the issued and outstanding Newco Class D Shares, Series 3, (iv) Koob, means all of the issued and outstanding Newco Class A Shares, Series 4 and all of the issued and outstanding Newco Class D Shares, Series 4, and (v) Palmer, means all of the issued and outstanding Newco Class A Shares, Series 5 and all of the issued and outstanding Newco Class D Shares, Series 5.

“Exiting Principal’s Referable Newco I.5 Preferred and Class B Common Shares”, when such term is used in relation to: (i) Walker, means 325 Voting Preferred Shares and 325 Class B Common Shares in the capital of Newco I.5, (ii) Wolf, means 325 Voting Preferred Shares and 325 Class B Common Shares in the capital of Newco I.5, (iii) Galifi, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5, (iv) Koob, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5, and (v) Palmer, means 50 Voting Preferred Shares and 50 Class B Common Shares in the capital of Newco I.5.

“Exiting Principal’s Referable Newco I.5 Common and Class A Preferred Shares”, when such term is used in relation to: (i) Walker, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 1, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 1 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 1, (ii) Wolf, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 2, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 2 and all of the issued and outstanding Newco I.5

Class A Preferred Shares, Series 2, (iii) Galifi, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 3, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 3 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 3, (iv) Koob, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 4, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 4 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 4, and (v) Palmer, means all of the issued and outstanding Newco I.5 Class A-1 Common Shares, Series 5, all of the issued and outstanding Newco I.5 Class A-2 Common Shares, Series 5 and all of the issued and outstanding Newco I.5 Class A Preferred Shares, Series 5.

“Expected Taxes” means the Taxes, as calculated by Newco’s auditors and specified by Newco in a written notice to the Exiting Principal, payable by such Exiting Principal’s Corresponding Holdco as a consequence of the disposition by such Corresponding Holdco to such Exiting Principal of the Exiting Principal’s Referable Interest pursuant to Section 4.3(4)(b) hereof on the assumption that (i) the Corresponding Holdco will pay a taxable dividend in its taxation year in which the Closing Date occurs in the minimum amount required for the Corresponding Holdco to be entitled to receive a refund (the “Dividend Refund”) of all of its refundable dividend tax on hand, if any, generated as a consequence of the Corresponding Holdco’s capital gain, if any, as a result of disposing of the Exiting Principal’s Referable Interest pursuant to Section 4.3(4)(b), and (ii) the Corresponding Holdco will claim no losses, deductions or credits in computing its income, taxable income or tax other than the Dividend Refund, if any, and losses, deductions or credits which have arisen on or before the Closing Date or which Newco’s auditors reasonably expect will arise as a result of the aforesaid disposition of the Exiting Principal’s Referable Interest or otherwise during the taxation year of the Corresponding Holdco in which the aforesaid disposition of the Exiting Principal’s Referable Interest occurs.

“Fifth Anniversary” means September 20, 2012.

“First Anniversary” means September 20, 2008.

“Fourth Anniversary” means September 20, 2011.

“Galifi Holdco” means VG Holdco Inc., a corporation existing under the Act, and its successors.

“GKP Holdco” means GKP Holdings Inc., a corporation existing under the Act, and its successors.

“GKP Holdco Shares” means the issued and outstanding shares in the capital of GKP Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving GKP Holdco, (iii) any securities of GKP Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares in the capital of GKP Holdco.

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Investor” means each of 446, RM Sub and any Permitted Transferee under the Investors Agreement.

“Investors Agreement” means the Investors Agreement dated the date hereof between 446 and RM Sub.

“Koob Holdco” means PK Holdco Inc., a corporation existing under the Act, and its successors.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer); other than the 446 Call Option and the Principals Holdco Call Option, including the related security for the performance of such call options.

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Class A Shares” means the class A subordinate voting shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class A subordinate voting shares in the capital of Magna or any of the other above securities.

“Magna Class B Shares” means the class B shares in the capital of Magna, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, (iii) any securities of Magna which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any class B shares in the capital of Magna.

“Magna Shares” means, collectively, the Magna Class A Shares and the Magna Class B Shares.

“Market Value” on any particular date means the volume weighted average trading price per Magna Class A Share on the NYSE for the ten NYSE trading days ending on the NYSE trading day immediately prior to such date; provided, however, that if the Magna Class A Shares are no longer traded on the NYSE on such date, Market Value means the volume weighted average trading price per Magna Class A Share on the TSX for the ten TSX trading days ending on the TSX trading day immediately prior to such date, converted from Canadian dollars into U.S. dollars as at such date.

“Material Adverse Effect” means any matter, event or occurrence that prevents or would reasonably be expected to prevent or significantly delay the ability of a Party to perform its obligations under this Agreement.

“Net Upside Value” of an Exiting Principal:

i)	at any time when RM Sub is no longer a shareholder of Newco and when RM Sub and 446 have settled and paid all amounts required to be paid pursuant to the Exit Agreement, means the product obtained when the Exiting Principal’s Proportionate Interest is multiplied by 16% multiplied by the amount, if any, by which the Market Value of all Magna Class A Shares or Substituted Property then held by Newco I.5 and Newco II (other than any Magna Class A Shares or Substituted Property held by any Corresponding Holdco) exceeds the Exit Taxes; and

ii)	at any time when RM Sub is no longer a shareholder of Newco and when RM Sub and 446 have not yet settled and paid all amounts required to be paid pursuant to the Exit Agreement, means an amount which will be determined immediately following the date when RM Sub and 446 have settled and paid all amounts required to be paid pursuant to the Exit Agreement (such date, the “Settlement Date”), which amount shall be the product obtained when the Exiting Principal’s Proportionate Interest is multiplied by 16% multiplied by the amount, if any, by which the Market Value of all Magna Class A Shares or Substituted Property held by Newco I.5 and Newco II on the Settlement Date (other than any Magna Class A Shares or Substituted Property held by any Corresponding Holdco) exceeds the Exit Taxes.

“Newco” means M Unicar Inc., a corporation existing under the Act, and its successors.

“Newco Class A Shares” means the Class A Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A Shares in the capital of Newco or any of the other above securities.

“Newco Class D Shares” means the Class D Shares in the capital of Newco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, (iii) any securities of Newco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class D Shares in the capital of Newco or any of the other above securities.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco I.5 Class A-1 Shares” means the Class A-1 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Newco I.5 or any of the other above securities.

“Newco I.5 Class A-2 Shares” means the Class A-2 Common Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-2 Common Shares in the capital of Newco I.5 or any of the other above securities.

“Newco I.5 Magna Class A Shares” means, at any time, the total number of Magna Class A Shares then held by Newco I.5 and/or its Subsidiaries.

“Newco I.5 Shares” means, collectively, the Newco I.5 Class A-1 Shares, the Class B Common Shares and the Voting Preferred Shares in the capital of Newco I.5, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco I.5, (iii) any securities of Newco I.5 which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Shares, Class B Common Shares or Voting Preferred Shares in the capital of Newco I.5 or any of the other above securities.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act, and its successors.

“Newco II Unanimous Shareholders Agreement” means the Newco II Unanimous Shareholders Agreement dated the date hereof among 446, RM Sub, Principals Holdco, Newco, Newco I.5 and Newco II.

“NYSE” means the New York Stock Exchange, and its successors.

“Option Pledge Agreements” means each of the five pledge agreements dated the date hereof between Principals Holdco and each of the respective Corresponding Holdcos.

“Palmer Holdco” means JOP Holdco Inc., a corporation existing under the Act, and its successors.

“Parties” means the Principals, GKP Holdco, Principal Holdco, Newco I.5 and Newco.

“Permitted Transferee” means:

(a)	in the case of a Principal, any member of his immediate family or any of his lineal descendents;

(b)	one or more trusts for the benefit of one or more individuals described in paragraph (a);

(c)	an entity, directly or indirectly, wholly owned by any of the foregoing.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“PPSA” means the Personal Property Security Act (Ontario).

“Principals” means each of Walker, Wolf, Galifi, Koob and Palmer.

“Principals Exchange Agreement” means the principals exchange agreement dated the date hereof among Magna, Newco, Newco I.5, Principals Holdco, GKP Holdco, VGMAG Inc., Makrist Beteiligungen GmbH, JPMAG Inc., WSA Beteiligungs GmbH, DWMAG Inc., SW CDN Holdings Inc., each of the Corresponding Holdcos and each of the Principals.

“Principals Holdco” means MPMAG Inc., a corporation existing under the Act, and its successors.

“Principals Holdco Call Option” means the right of Principals Holdco to purchase from each of the Corresponding Holdcos in certain circumstances all, but not less than all, the Magna Class A Shares owned by each Corresponding Holdco on the terms and conditions set out in the Principals Holdco Call Option Agreements.

“Principals Holdco Call Option Agreements” means each of the five call option agreements dated the date hereof among Principals Holdco, Newco I.5 and each of the Corresponding Holdcos providing for the Principals Holdco Call Option.

“Principals Holdco Shares” means the Class A-1 Common Shares in the capital of Principals Holdco, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events, and, where the context requires, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Principals Holdco, (iii) any securities of Principals Holdco which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (iv) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any Class A-1 Common Shares in the capital of Principals Holdco or any of the other above securities.

“Proportionate Interest” of a Principal means the percentage that the amount set out opposite that Principal’s name below is of the total of all of the following amounts for those Principals in respect of whom the purchase and sale transactions provided for in Article 4 have not been completed:

Walker	6.5
Wolf	6.5
Galifi	1.0
Koob	1.0
Palmer	1.0

“Purchase Price Adjustment” means (A) the Expected Taxes plus (B) the Exiting Principal’s Proportionate Interest multiplied by (i) 16% of the liabilities of the Corresponding Holdcos (as recorded on their financial statements) less (ii) 16% of the aggregate amount of cash and similar assets and the fair market value of all marketable securities (other than any Magna Shares) of the Corresponding Holdcos.

“Referable Interest”, when such term is used in relation to: (i) Walker, means 250,000 Magna Class A Shares, (ii) Wolf, means 250,000 Magna Class A Shares, (iii) Galifi, means 35,000 Magna Class A Shares, (iv) Koob, means 35,000 Magna Class A Shares, and (v) Palmer, means 35,000 Magna Class A Shares.

“Referable Series” in respect of a Principal means:

(a)	Series 1 for Walker,

(b)	Series 2 for Wolf,

(c)	Series 3 for Galifi,

(d)	Series 4 for Koob, and

(e)	Series 5 for Palmer.

“Resigning Principal’s Exit Percentage” means the fraction set out below based on the time that the applicable Resigning Principal resigns from his employment with Magna or an affiliate of Magna:

Time of Resignation	Resigning Principal Exit Percentage

Prior to and including the First Anniversary	0/6

Following the First Anniversary and prior to and including the Second Anniversary	1/6

Following the Second Anniversary and prior to and including the Third Anniversary	2/6

Following the Third Anniversary and prior to and including the Fourth Anniversary	3/6

Following the Fourth Anniversary and prior to and including the Fifth Anniversary	4/6

Following the Fifth Anniversary and prior to and including the Sixth Anniversary	5/6

“Restricted Share Terms” means the restrictive terms of certain of the Magna Class A Shares forming part of a Principal’s Referable Interest requiring forfeiture of such Magna Class A Shares in certain circumstances.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands, and its successors.

“Second Anniversary” means September 20, 2009.

“Sixth Anniversary” means September 20, 2013.

“Subsidiary” of any Person means a subsidiary (as that term is defined in the Act as now in effect) of that Person or any other Person in which such Person has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Person has a direct or indirect ownership interest of more than 50 percent.

“Substituted Property” means the property acquired by Newco I.5 or Newco II (the “Holder”) in any transaction where the Holder has disposed of or exchanged any Magna Class A Shares and acquired other property in substitution therefor or subsequently, by one or more further transactions, has effected one or more further substitutions; and, identifiable or traceable property in any form derived directly or indirectly from any dealing by the Holder with the Magna Class A Shares or proceeds therefrom.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in (i) or this (ii); (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Third Anniversary” means September 20, 2010.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” shall be construed accordingly.

“TSX” means the Toronto Stock Exchange, and its successors.

“Walker Holdco” means DW Holdco Inc., a corporation existing under the Business Corporations Act (Alberta), and its successors.

“Wolf Holdco” means SW Holdco Inc., a corporation existing under the Act, and its successors.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Headings and Divisions.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Currency.

All references in this Agreement to dollars or to “$” are expressed in United States currency unless otherwise specifically indicated.

Section 1.5 Certain Phrases, etc.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. The expressions “Article”, “Section” and other subdivision followed by a number mean the specified Article, Section or other subdivision of this Agreement.

Section 1.6 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Term of Agreement.

(1)	This Agreement terminates on the earliest to occur of the date on which:

(a)	the transactions contemplated by the Principals Exchange Agreement dated the date hereof among Magna, Newco, Newco I.5 and Principals Holdco are consummated;

(b)	this Agreement is terminated by written agreement among all of the Parties; or

(c)	with respect to a Principal, the date on which such Principal’s Corresponding Holdco is no longer the owner of any Magna Class A Shares pursuant to the terms of Article 4.

Section 2.2 Agreement to be Bound.

In order for a Transfer, directly or indirectly, (i) by a Principal of GKP Holdco Shares, (ii) by GKP Holdco of Principals Holdco Shares, or (iii) by either Walker or Wolf of Principals Holdco Shares, to a Permitted Transferee to be effective, the Permitted Transferee who acquires such GKP Holdco Shares or Principals Holdco Shares from a Principal must concurrently with becoming a shareholder of GKP Holdco or Principals Holdco, as the case may be, execute and deliver to the Parties a counterpart copy of this Agreement or a written agreement in form and substance satisfactory to the Parties, acting reasonably, agreeing to be bound by this Agreement.

Section 2.3 Deemed Consent under Articles.

Each of the Parties (i) consents to a Transfer of GKP Holdco Shares made, directly or indirectly, by a Principal or a Transfer of Principals Holdco Shares by GKP Holdco, Walker or Wolf to a Permitted Transferee in accordance with this Agreement, and (ii) agrees that this consent satisfies any restriction on the transfer of the GKP Holdco Shares or Principals Holdco Shares contained in the articles of incorporation or by-laws of the GKP Holdco or Principals Holdco, as the case may be, and that no further consent is required for any such Transfer.

ARTICLE 3

RESTRICTIONS ON TRANSFER, ACQUISITION OF ADDITIONAL MAGNA

SHARES AND CERTAIN ACTIVITIES

Section 3.1 Restrictions on Transfer by Principals.

(1)	Except as expressly permitted by this Agreement:

(a)	no Principal may Transfer, directly or indirectly, any interest in his GKP Holdco Shares,

(b)	neither Walker, Wolf nor GKP Holdco may Transfer, directly or indirectly, his or its Principals Holdco Shares, and

(c)	Principals Holdco may not Transfer its Newco I.5 Shares or Newco Class A Shares.

(2)	Any purported Transfer, directly or indirectly, of Principals Holdco Shares, GKP Holdco Shares, Newco I.5 Shares or Newco Class A Shares in violation of this Agreement is void. Each of Newco, Newco I.5, GKP Holdco and Principals Holdco shall take such action as is required to prevent the recording of such a purported Transfer on its share registers.

(3)	From the date of any purported Transfer, directly or indirectly, by a Principal in violation of this Agreement, all rights of such Principal set out in this Agreement are suspended and inoperative until the purported Transfer is rescinded. This remedy is in addition to and not in lieu of any other remedies that may be available to a Party.

Section 3.2 Permitted Transfers by Principals.

(1)	Subject to this Section 3.2, upon twenty Business Days prior written notice to each of the other Parties of the particulars of the proposed Transfer, a Principal is entitled to Transfer his GKP Holdco Shares and each of Walker and Wolf is entitled to transfer his Principals Holdco Shares to a Permitted Transferee.

(2)	No proposed Transfer of any Principals Holdco Shares or GKP Holdco Shares is effective until the Permitted Transferee complies with Section 2.2. At all times after the Transfer of Principals Holdco Shares or GKP Holdco Shares to a Permitted Transferee, the transferring Principal shall cause the Permitted Transferee to remain a Permitted Transferee of the transferring Principal for as long as the Permitted Transferee has any interest in the Principals Holdco Shares or GKP Holdco Shares.

Section 3.3 Encumbering of Shares.

No Principal may grant a Lien on or otherwise encumber his GKP Holdco Shares nor may GKP Holdco, Walker or Wolf grant a Lien on or otherwise encumber its Principals Holdco Shares, in any way whatsoever.

Section 3.4 Indirect Transfers.

For the purposes of Article 2 and this Article 3:

(a)	an indirect Transfer by Galifi, Koob or Palmer of an interest in his GKP Holdco Shares includes: (i) a Transfer by such Principal’s Permitted Transferee that holds GKP Holdco Shares of any of such shares, and (ii) any Transfer of an interest in such Permitted Transferee,

(b)	an indirect Transfer by Walker or Wolf of an interest in the Principals Holdco Shares includes: (i) a Transfer by such Principal’s Permitted Transferee that holds Principals Holdco Shares of any of such shares, and (ii) any Transfer of an interest in such Permitted Transferee, and

(c)	a reference to a Principal’s Principals Holdco Shares or GKP Holdco Shares shall include any Principals Holdco Shares or GKP Holdco Shares, as the case may be, held by a Permitted Transferee of such Principal.

Section 3.5 Restrictions on Acquiring Additional Magna Shares.

(1)	Subject to Section 3.5(2), each Principal (and any of his respective affiliates, associates, and Persons acting jointly or in concert with such Principal) and each of GKP Holdco and Principals Holdco is prohibited from acquiring any Magna Shares.

(2)	Notwithstanding Section 3.5(1), a Principal or his affiliates, associates, and Persons acting jointly or in concert with such Principal may:

(a)	exercise any options to purchase Magna Shares granted to such Person by Magna;

(b)	acquire Magna Shares pursuant to Magna’s employee, officer or director equity compensation arrangements;

(c)	purchase Magna Class A Shares, provided that such Magna Class A Shares when added to the Magna Class A Shares then held by Newco, the Investors, Principals Holdco and each of their affiliates and shareholders of their affiliates (after giving effect to the exercise of any options or rights to acquire Magna Class A Shares held by them) would not exceed 20 percent in aggregate of the issued and outstanding Magna Class A Shares; and

(d)	Principals Holdco or its affiliates, associates and Persons acting jointly or in concert with Principals Holdco may acquire Magna Class A Shares pursuant to a Principals Holdco Call Option Agreement or an Option Pledge Agreement.

(3)	Each Principal shall (i) notify the other Parties in writing of the particulars of any proposed trade of securities of Magna to be effected by him, his affiliates, his associates or any Person acting jointly or in concert with him, including the number of Magna Shares that would be held by such parties after such trade, at least one Business Day prior to any such trade; and (ii) provide the other Parties and the Investors by the fifteenth day of the end of each calendar quarter in which any such Person has acquired or disposed of any Magna Shares with a report of the number of Magna Shares held by such Person, its affiliates, its associates or any Person acting jointly or in concert with it or any of its affiliates or associates.

Section 3.6 Restrictions on Business.

The sole business of Principals Holdco is to acquire and hold securities of Newco and Newco I.5 and, directly or indirectly, Magna, to distribute funds to its shareholders from time to time at the discretion of the directors of Principals Holdco (and to invest on a short term basis any funds not so distributed) and to enter into and perform its obligations under this Agreement, the Newco II Unanimous Shareholders Agreement, any agreement entered into by Principals Holdco with the prior written consent of Newco and any other agreements with its shareholders with respect to the distribution of its assets.

The sole business of GKP Holdco is to acquire and hold securities of Principals Holdco and, directly or indirectly, Magna, and to acquire and dispose of passive investments other than Magna Shares, and to distribute funds to its shareholders from time to time at the discretion of the directors of GKP Holdco (and to invest on a short term basis any funds not so distributed) and to enter into and perform its obligations under this Agreement, any agreement entered into by GKP Holdco with the prior written consent of Newco and any other agreements with its shareholders with respect to the distribution of its assets.

ARTICLE 4

PURCHASE AND SALE TRANSACTIONS

Section 4.1 Exit at Option of Principal.

In the event that a Principal is no longer employed by Magna or an affiliate of Magna (including as a result of the death or permanent disability of the Principal), then such Principal or such Principal’s estate or legal personal representative, as the case may be, shall have the right to require such Principal’s Corresponding Holdco to dispose of all but not less than all of such Principal’s Referable Interest in accordance with Section 4.3.

Section 4.2 Exit at Option of Newco.

In the event that:

(a)	a Principal is no longer employed by Magna or an affiliate of Magna and such employment relationship was terminated by Magna or such affiliate of Magna for cause;

(b)	a Principal is no longer employed by Magna or an affiliate of Magna and such Principal is carrying on any activity which, if carried on immediately following termination of his employment, would have been in violation of the non-compete provisions contained in such Principal’s employment agreement with Magna or an affiliate of Magna that was in force on the date that such Principal ceased to be an employee of Magna or an affiliate of Magna; or

(c)	a Principal’s Corresponding Holdco forfeits any of its Magna Class A Shares in accordance with any Restricted Share Terms applicable thereto, and such Principal does not comply within 20 Business Days with the requirements of Section 6.2, then Newco shall have the right to cause such Principal’s Corresponding Holdco to dispose of all but not less than all of the Principal’s Referable Interest in accordance with Section 4.3.

Section 4.3 Exit Procedures.

(1)	In order to exercise the exit rights under Section 4.1 or Section 4.2, the Party exercising its rights to cause the exit of an Exiting Principal (or such Party’s estate or legal personal representative) shall deliver to each of the other Parties to this Agreement in writing an irrevocable and unconditional notice (the “Exit Notice”) indicating that such Party wishes to exercise the rights granted to it pursuant to Section 4.1 or Section 4.2, as applicable.

(2)	Following receipt of an Exit Notice, each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete any transaction specified in this Section 4.3.

(3)	The completion of a transaction specified in this Section 4.3 is subject to the following conditions to be fulfilled or performed, on or before the date of completion of such transaction:

(a)	all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the completion of such transaction must be made, given or obtained; and

(b)	the completion of such transaction will not result in the violation of any Applicable Law.

(4)	On a date agreed by Newco and such Exiting Principal, or failing any such agreement, on the fifth Business Day following the satisfaction of all of the conditions specified in Section 4.3(3) (such date, the “Closing Date”), the following transactions will take place in the following order at the offices of Stikeman Elliott LLP in Toronto, Ontario, or at such other place as Newco and such Exiting Principal may agree to in writing:

(a)	in the event that the Purchase Price Adjustment calculated as of the Closing Date is a negative amount, Newco and Newco I.5 shall make distributions to their shareholders in such amount as required to cause the Purchase Price Adjustment to equal zero;

(b)	the Exiting Principal’s Corresponding Holdco shall sell such Exiting Principal’s Referable Interest to such Exiting Principal, and such Exiting Principal shall acquire his Referable Interest from his Corresponding Holdco, in consideration for:

(i)	the Purchase Price Adjustment, if the Purchase Price Adjustment calculated as of the Closing Date is a positive amount; and

(ii)	two promissory notes issued by the Exiting Principal, one (the “Base 95% Promissory Note”) in a principal amount equal to 95% of (A) the Market Value on the Closing Date of such Exiting Principal’s Referable Interest less (B) the Purchase Price Adjustment, and one (the “Base 5% Promissory Note”) in a principal amount equal to 5% of (A) the Market Value on the Closing Date of such Exiting Principal’s Referable Interest less (B) the Purchase Price Adjustment;

(c)	the Exiting Principal’s Corresponding Holdco shall distribute both the Base 95% Promissory Note and the Base 5% Promissory Note by way of a dividend-in-kind to Newco I.5;

(d)	in the event that the transactions described in this Section 4.3 occur at a time when RM Sub is no longer a shareholder of Newco, then Newco II and/or Newco I.5 shall sell to the Exiting Principal, and the Exiting Principal shall acquire from Newco II and/or Newco I.5, such number of Magna Class A Shares having a Market Value equal to the Exiting Principal’s Net Upside Value calculated as of the Closing Date in consideration for two promissory notes issued by the Exiting Principal, one (the “Upside 95% Promissory Note”) in a principal amount equal to 95% of such Exiting Principal’s Net Upside Value, and one (the “Upside 5% Promissory Note”) in a principal amount equal to 5% of such Exiting Principal’s Net Upside Value;

(e)	Newco I.5 shall purchase for cancellation the Exiting Principal’s Referable Newco I.5 Common and Class A Preferred Shares for purchase consideration consisting of the Base 95% Promissory Note and, if applicable, the Upside 95% Promissory Note;

(f)	Newco I.5 shall purchase for cancellation the Exiting Principal’s Referable Newco I.5 Preferred and Class B Common Shares for purchase consideration consisting of the Base 5% Promissory Note and, if applicable, the Upside 5% Promissory Note; and

(g)	Newco shall purchase for cancellation the Exiting Principal’s Referable Newco Shares for purchase consideration consisting of the Base 5% Promissory Note, and if applicable, the Upside 5% Promissory Note; and in the event that such Exiting Principal’s Referable Newco Shares consists of both Newco Class A Shares and Newco Class D Shares, the purchase consideration shall be allocated proportionately between such Newco Class A Shares and Newco Class D Shares based on the numbers of such shares outstanding.

ARTICLE 5

CONVERSION OF NEWCO AND NEWCO I.5 SHARES

Section 5.1 Effect of Resignation from Employment.

(1)	If, at any time up to and including the Sixth Anniversary, a Principal (the “Resigning Principal”) resigns from his employment with Magna or an affiliate of Magna prior to such Principal becoming an Exiting Principal, then Principals Holdco shall, effective as of the first Business Day after the day on which the Principal so resigns:

(a)	convert that number of its Newco I.5 Class A-1 Common Shares of the Referable Series relating to such Resigning Principal into Newco I.5 Class A-2 Common Shares of such Referable Series on a one-for-one basis, and

(b)	convert that number of its Newco Class A Shares of the Referable Series relating to such Resigning Principal into Newco Class D Shares of such Referable Series on a one-for-one basis,

such that immediately after both such conversions the aggregate of the dividends that would be paid to Principals Holdco by Newco I.5 on the Newco I.5 Class A-1 Shares of such Referable Series and by Newco on the Newco Class A Shares of such Referable Series if (i) Newco I.5 were to pay dividends equal to dividends paid on the Magna Class A Shares owned by Newco I.5 and/or its Subsidiaries, and (ii) Newco were to pay dividends equal to the dividends paid on the 447 Magna Shares and on the Newco I.5 Shares owned by Newco, were equal to the dividends that would then be paid on that number of Magna Class A Shares determined in accordance with the following:

(A * B) + C

where:

A is the Resigning Principal’s Exit Percentage

B is (x) the sum of the 447 Magna Shares and the Newco I.5 Magna Class A Shares, multiplied by (y) either 6.5% in the case of Walker or Wolf, or 1.0% in the case of Galifi, Koob or Palmer (z) less C

C is the Resigning Principal’s Referable Interest.

(2)	If: (i) Principals Holdco has converted any Newco I.5 Class A-1 Common Shares of a particular Referable Series into Newco I.5 Class A-2 Common Shares and has converted any Newco Class A Shares of a particular Referable Series into Newco Class D Shares pursuant to Section 5.1(1), (ii) thereafter any Newco Class A-1 shares or Newco Class A Shares of another series are purchased for cancellation or converted, and (iii) as a consequence of such purchases for cancellation or conversions, the aggregate of the dividends that would be paid to Principals Holdco by Newco I.5 and Newco on the assumptions described in Section 5.1(1) are no longer valid, then Principals Holdco shall convert or exchange such number of Newco Class A-2 Shares and/or Newco Class D shares of the Referable Shares into Newco I.5 Class A-1 Common Shares and/or Newco Class A Shares of the Referable Series such that after such conversion or exchange the equations in Section 5.1(1) are valid in relation to the relevant Resigning Principal, and Newco and Newco I.5 shall take all necessary action to facilitate such conversions or exchanges.

ARTICLE 6

COVENANTS, REPRESENTATIONS AND WARRANTIES

Section 6.1 Tuck Transactions.

In the event that an “Exchange” occurs (as that term is defined in the Exchange Agreement), the Parties agree to immediately consummate the transactions contemplated by the Principals Exchange Agreement subject to the terms of such agreement.

Section 6.2 Treatment of Restricted Shares.

In the event that any of the Magna Class A Shares which make up a Principal’s Referable Interest are required to be forfeited in accordance with any Restricted Share Terms, then:

(a)	in the case of Walker or Wolf, such Principal shall, or shall cause one of his Permitted Transferees to, contribute to Principals Holdco the number of Magna Class A Shares that are forfeited by his Corresponding Holdco;

(b)	in the case of Galifi, Koob or Palmer, such Principal shall, or shall cause one of his Permitted Transferees to, contribute to GKP Holdco the number of Magna Class A Shares that are forfeited by his Corresponding Holdco, which Magna Class A Shares shall be contributed by GKP Holdco to Principals Holdco;

(c)	5% of such Magna Class A Shares shall be contributed by Principals Holdco to Newco and 95% of such Magna Class A Shares shall be contributed by Principals Holdco to Newco I.5;

(d)	Newco shall contribute such 5% of the Magna Class A Shares to Newco I.5; and

(e)	Newco I.5 shall contribute such Magna Class A Shares to such Principal’s Corresponding Holdco.

Section 6.3 Non-Compete.

Each Principal who is no longer employed by Magna or an affiliate of Magna must notify in writing the other Parties immediately upon him carrying on any activity which, if carried on immediately following the termination of his employment, would have been in the violation of the non-compete provisions of such Principal’s employment agreement that was in force on the date that such Principal ceased to be an employee of Magna or an affiliate of Magna.

Section 6.4 Representations and Warranties of the Principals.

Each Principal represents and warrants to and in favour of the other Parties as follows and acknowledge and confirm that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Authority and Enforceability. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against him by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b)

No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation under (i) a material Contract to which he is a party, (ii) any judgment, decree, order or award of any

Governmental Entity having jurisdiction over him or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required by him to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(c)	Title to Shares. The GKP Holdco Shares and Principals Holdco Shares, as the case may be, described in the recitals to this Agreement as being owned by him are owned by the Principal or his Permitted Transferee, as the case may be, as the beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of GKP Holdco or Principals Holdco, as the case may be.

(d)	Corresponding Holdcos. Such Principal’s Corresponding Holdco (i) neither owns nor holds any property or assets or any interests therein of any nature or kind whatsoever other than its Referable Interest, (ii) has never carried on nor currently carries on nor intends to carry on any active business and (iii) has no obligations or liabilities of any nature or kind whatsoever (whether actual or contingent), including indebtedness to any person, any liabilities in respect of Taxes of any nature or kind whatsoever, or in respect of any judgements, orders, fines, penalties, awards or decrees of any court, tribunal or governmental, administrative or regulatory department, commissions, board, bureau, agency or instrumentality, domestic or foreign.

Section 6.5 Representations and Warranties of GKP Holdco.

GKP Holdco represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles of incorporation, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of shares of Principals Holdco, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

(d)	Authorizations and Consents. There is no requirement on its part to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

(e)	Title to Shares. The shares in the capital of Principals Holdco described in this Agreement as being owned by it are owned by it as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of Principals Holdco.

Section 6.6 Representations and Warranties of Principals Holdco.

Principals Holdco represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of Newco I.5 Class A-1 Shares and Newco Class A Shares, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

(d)	Authorizations and Consents. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part (or on the part of any of its direct or indirect shareholders) to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

(e)	Title to Shares. The Newco I.5 Class A-1 Shares and Newco Class A Shares described in this Agreement as being owned by it are owned by Principals Holdco as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of Newco I.5 and Newco, as the case may be.

Section 6.7 Representations and Warranties of Newco I.5.

Newco I.5 represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly incorporated and existing under the laws of Ontario and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any of its obligation under (i) any Contract to which it is a party, (ii) any provision of its articles of incorporation, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders or similar organizational document, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it, (iv) any Applicable Law or (v) any authorization held by it that is necessary to its ownership of shares of a Corresponding Holdco, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that have not had and are not reasonably expected to have a Material Adverse Effect.

(d)

Authorizations and Consents. There is no requirement on its part to make any filing with or give any notice to any Governmental Entity, or obtain any authorization, in connection with the completion of the transactions contemplated by this Agreement, except for any filings and notifications required by Applicable Laws in Canada. There is no requirement on its part to obtain any consent, approval or waiver of any Person under any contracts or instruments to which it is or they are a party or pursuant to which any of its or their assets may be affected in connection with the completion of the transactions contemplated by this Agreement.

(e)	Title to Shares. All of the issued and outstanding shares of each of the Corresponding Holdcos are owned by Newco I.5 as the registered and beneficial owner with good title, free and clear of Liens, other than those restrictions on Transfer, if any, contained in the articles of incorporation of the Corresponding Holdcos.

Section 6.8 Survival.

The representations, warranties and covenants of the Parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each Party until it ceases to be bound by the provisions of this Agreement.

ARTICLE 7

ARBITRATION

Section 7.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party to this Agreement, shall be referred to and finally resolved by arbitration in accordance with the Arbitration Act, 1991 (Ontario) in effect on the date of this Agreement. The seat of the arbitration shall be Toronto, Ontario and the proceedings shall be conducted in the English language before a panel composed of three (3) arbitrators. Each of Principals Holdco and Newco shall appoint one arbitrator and the two (2) appointed arbitrators shall appoint a chair. Should the two (2) arbitrators fail to agree upon a chair within 15 days of their appointment, either of Principals Holdco and Newco may apply to the Ontario Superior Court of Justice for the appointment of the third arbitrator.

Section 7.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the Arbitration Act, 1991 (Ontario), each Party shall have the right to conduct an oral discovery of a representative of the other Parties.

Section 7.3 Injunctive Relief.

Nothing in this Article 8 shall preclude one of the Parties to this Agreement from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a) to Walker at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Donald J. Walker
Facsimile:	(905) 726-2593

(b) to Wolf at:

c/o Magna International Europe AG
Magna Strasse 1
2522 Oberwaltersdorf
Austria

Attention:	Siegfried Wolf
Facsimile:	+43 2253 600-1020

(c) to Galifi at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Vincent Galifi
Facsimile:	(905) 726-2595

(d) to Koob at:

c/o Magna International Europe AG
Magna Strasse 1
2522 Oberwaltersdorf
Austria

Attention:	Peter Koob
Facsimile:	+43 2253 600 1020

(e) to Palmer at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Jeffrey O. Palmer
Facsimile:	(905) 726-7455

(f) to Principals Holdco at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Jeffrey O. Palmer
Facsimile:	(905) 726-7455

with a copy to each of Galifi, Koob, Walker and Wolf.

(g) to Newco at:

M Unicar Inc.
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario, L4G 7K1

Attention:	Belinda Stronach
Facsimile:	(905) 726-7494

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:	Edward J. Waitzer
Facsimile:	(416) 947-0866

and to:

Miller Thomson LLP
40 King Street West
Suite 5800
Toronto, Ontario
M5H 3S1

Attention:	John Campbell
Facsimile:	(416) 595-8695

(h)	to any other Person, at the address for such Person set out in the counterpart copy of this Agreement or other written agreement pursuant to which such Person agrees to be bound by this Agreement.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). A Party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 8.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.3 Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

Section 8.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 8.5 No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes any Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of any other Party.

Section 8.6 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 8.7 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties to be bound thereby.

Section 8.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns.

This Agreement shall ensure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, a Party may not assign any of its rights or obligations hereunder without the prior written consent of the other Parties

Section 8.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 7, each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 8.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

IN WITNESS WHEREOF the Parties have executed this Principals Agreement.

/s/ DONALD J. WALKER
Witness		Donald J. Walker

/s/ SIEGFRIED WOLF
Witness		Siegfried Wolf

/s/ VINCENT J. GALIFI
Witness		Vincent J. Galifi

/s/ PETER KOOB
Witness		Peter Koob

/s/ JEFFREY O. PALMER
Witness		Jeffrey O. Palmer

GKP HOLDINGS INC.

	By:	/s/ JEFFREY O. PALMER
Authorized Signing Officer

MPMAG HOLDINGS INC.

	By:	/s/ JEFFREY O. PALMER
Authorized Signing Officer

2143453 ONTARIO INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

M UNICAR INC.

By:	/s/ FRANK STRONACH
Authorized Signing Officer

EXHIBIT H

AGREEMENT

This Agreement dated September 20, 2007 among Frank Stronach (“Stronach”), The Stronach Trust (“Stronach Trust”), Oleg Deripaska (“Deripaska”) and Basic Element Ltd. (“Basic Element”).

RECITALS:

(a)	Stronach is the settlor and a trustee of Stronach Trust, which controls 446 indirectly;

(b)	Deripaska controls Basic Element, which controls RM Sub indirectly;

(c)	446 and RM Sub are parties to the Investors Agreement which includes the Acquisition Restrictions and the Transfer Restrictions; and

(d)	the parties have entered into this Agreement for the purpose of ensuring that the Acquisition Restrictions and the Transfer Restrictions will be complied with by the 446 Group and by the RM Sub Group.

In consideration of the above recitals, the agreements of the parties contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

In this Agreement:

“446” means 446 Holdings Inc., a corporation existing under the Act.

“446 Group” means, collectively, (i) 446, (ii) 446’s affiliates and associates and (iii) Persons acting jointly or in concert with 446.

“Act” means the Business Corporations Act (Ontario).

“Acquisition Restrictions” means the provisions of Section 4.4 of the Investors Agreement which, among other things, restrict 446, RM Sub and other persons from acquiring Magna Shares.

“Agreement” means this agreement, as it may be amended, modified, restated, replaced and supplemented from time to time.

“Basic Element” means Basic Element Ltd., a company existing under the laws of the Island of Jersey.

“Investors Agreement” means the agreement dated the date hereof between 446 and RM Sub relating to, among other things, their holdings of Newco Shares.

“parties” means the parties to this Agreement.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“RM Sub Group” means, collectively, (i) RM Sub, (ii) RM Sub’s affiliates and associates and (iii) Persons acting jointly or in concert with RM Sub.

“Stronach Trust” means The Stronach Trust, a trust existing under the laws of Ontario, and its successors.

“Transfer Restrictions” means the provisions of Article 5 of the Investors Agreement which, among other things, restrict the transfer of Newco Shares by 446, RM Sub and their respective Permitted Transferees.

Terms used in this Agreement that are defined in the Investors Agreement have the meanings ascribed to them in the Investors Agreement.

Section 1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Section 1.3 Sections and Headings.

The division of this Agreement into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article or a Section refers to the specified Article or Section of this Agreement.

Section 1.4 Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

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ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1 Compliance with Acquisition Restrictions.

(1)	Each of Stronach and Stronach Trust undertakes to comply, and shall cause the 446 Group to comply, with the Acquisition Restrictions.

(2)	Each of Deripaska and Basic Element undertakes to comply, and shall cause the RM Sub Group to comply, with the Acquisition Restrictions.

Section 2.2 Compliance with Transfer Restrictions.

(1)	Each of Stronach and Stronach Trust shall ensure that 446, and any Person to which 446 has Transferred any Newco Shares as a Permitted Transferee, shall meet the definition of Permitted Transferee as long as that Person holds any Newco Shares.

(2)	Each of Deripaska and Basic Element shall ensure that RM Sub, and any Person to which RM Sub has Transferred any Newco Shares or a part or all of its interest in the Newco II Loan Note as a Permitted Transferee, shall meet the definition of Permitted Transferee as long as that Person holds any Newco Shares or any interest in the Newco II Loan Note.

Section 2.3 Term of Agreement.

This Agreement shall terminate automatically upon the termination of the Investors Agreement without any further act or formality.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Stronach and Stronach Trust.

Stronach and Stronach Trust jointly and severally represent and warrant to and in favour of each other party as follows and acknowledge and confirm that each other party is relying on such representations and warranties in entering into this Agreement.

(a)	Authority. Each of Stronach and Stronach Trust has full right and all necessary authority to execute, deliver and perform his and its obligations under this Agreement.

(b)	Enforceability. This Agreement has been duly executed and delivered by each of Stronach and Stronach Trust and is a legal, binding obligation, enforceable against each of them by the other parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

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(c)	No Violation. The execution, delivery and performance of this Agreement by Stronach and Stronach Trust does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Stronach, Stronach Trust or any entity in the 446 Group under (i) a material Contract to which it is a party, (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iii) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement by Stronach and Stronach Trust.

Section 3.2 Representations and Warranties of Deripaska and Basic Element.

Deripaska and Basic Element jointly and severally represent and warrant to and in favour of each other party as follows and acknowledge and confirm that each other party is relying on such representations and warranties in entering into this Agreement.

(a)	Authority. Each of Deripaska and Basic Element has full right and all necessary authority to execute, deliver and perform his and its obligations under this Agreement.

(b)	Enforceability. This Agreement has been duly executed and delivered by each of Deripaska and Basic Element and is a legal, binding obligation, enforceable against each of them by the other parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement by Deripaska and Basic Element does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Deripaska, Basic Element or any entity in the RM Sub Group under (i) a material Contract to which it is a party, (ii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iii) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement by Deripaska and Basic Element.

Section 3.3 Survival.

The representations, warranties and covenants of the parties contained in this Article survive the execution and delivery of this Agreement and continue in full force and effect with respect to each party until it ceases to be bound by the provisions of this Agreement.

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ARTICLE 4

ARBITRATION

Section 4.1 Settling Disputes.

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of the parties, shall be referred to and finally resolved by arbitration to be administered by the London Court of International Arbitration (LCIA) in accordance with the UNCITRAL Arbitration Rules in effect on the date of this Agreement. The seat of the arbitration shall be London, England and the proceedings shall be conducted in the English language before a panel composed of three arbitrators. Each of Stronach Trust (on behalf of itself and Stronach) and Basic Element (on behalf of itself and Deripaska) shall appoint one arbitrator and the two appointed arbitrators shall appoint a chair. Should the two arbitrators fail to agree upon a chair within 15 days of their appointment, either of the parties may apply to the LCIA for the appointment of the third arbitrator.

Section 4.2 Right to Oral Discovery.

Notwithstanding anything to the contrary in the UNCITRAL Arbitration Rules, each party shall have the right to conduct an oral discovery of a representative of the other parties.

Section 4.3 Injunctive Relief.

Nothing in this Article 4 shall preclude one of the parties from seeking injunctive relief from a court of competent jurisdiction when deemed necessary by such court to preserve the status quo or to prevent irreparable injury pending resolution by arbitration of the actual dispute.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Notices.

(i)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	to Stronach or Stronach Trust at:

c/o Miller Thomson LLP

40 King Street West

Suite 5800

Toronto, Ontario

M5H 3S1

5

Attention:     John Campbell

Facsimile:    (416) 595-8695

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Attention:     Edward J. Waitzer

Facsimile:    (416) 947-0866

(b)	to Deripaska or Basic Element at:

30, Rochdelskaya Street

123022 Moscow

Russia

Attention:     Alexander Lukin

Facsimile:     7 495 933 7198

with a copy to:

Open Joint Stock Company Russian Machines

Registration #1047701003778

3 Kapranov Lane

123242 Moscow

Russia

Attention:     General Director

Facsimile:     7 495 705 5792

and to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:     Alan Bell

Facsimile:    (416) 863-1716

6

and to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York

10019-7475

Attention:     Mark Greene and Richard Hall

Facsimile:    (212) 473-3700

(ii)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

(iii)	A party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the party at its changed address. Any element of any party’s address that is not specifically changed in a notice will be assumed not to be changed.

Section 5.2 Time of the Essence.

Time is of the essence in this Agreement.

Section 5.3 Expenses.

Except as otherwise expressly provided in this Agreement, each party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 5.4 Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by that party. No waiver of any provision of this Agreement shall constitute a waiver or any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

Section 5.5 Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter hereof, except as specifically set forth

7

herein. The parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

Section 5.6 Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the parties and, where the context so permits, their respective heirs, executors, administrators, successors and permitted assigns. Except as otherwise provided in this Agreement, a party may not assign any of its rights or obligations hereunder without the prior written consent of the other party.

Section 5.7 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the commitments contemplated hereby are fulfilled to the fullest extent possible.

Section 5.8 Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Subject to Article 4, each party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

Section 5.9 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

8

IN WITNESS WHEREOF the parties have executed this Agreement.

/s/ FRANK STRONACH	/s/ OLEG DERIPASKA
Frank Stronach	Oleg Deripaska

THE STRONACH TRUST		BASIC ELEMENT LTD.

by:	/s/ FRANK STRONACH	by:	/s/ OLEG DERIPASKA
	Name: Frank Stronach Title:		Name: Oleg Deripaska Title: Director

by:		by:
	Name: Title:		Name: Title:

9

EXHIBIT I

447 HOLDINGS INC.

AS 447

and

446 HOLDINGS INC.

AS 446

and

M UNICAR INC.

AS NEWCO

MAGNA CLASS B SHARE OPTION AGREEMENT

September 20, 2007

ARTICLE 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Gender and Number	5
1.3	Sections and Headings	5
1.4	Currency	5
1.5	Certain Phrases	5
1.6	Statutory References	5

ARTICLE 2 RIGHT TO PURCHASE CLASS B SHARES OF MAGNA		6
2.1	Call Option	6
2.2	Exercise of Call Option	6
2.3	Call Option Consideration	6
2.4	Closing	6

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		6
3.1	Representations and Warranties of 447	6
3.2	Representations and Warranties of 446	7
3.3	Representations and Warranties of Newco	8
3.4	Survival	8

ARTICLE 4 COVENANTS OF 447, 446 AND NEWCO		8
4.1	Covenants of 447	8
4.2	Covenants of 446	8
4.3	Covenants of Newco	9

ARTICLE 5 PROCEDURE FOR SALE OF SHARES		9
5.1	Additional Covenants of the Parties	9
5.2	Conditions for the Benefit of 446	9
5.3	Closing Procedures	10
5.4	Non-Compliance with Conditions	10
5.5	Non-Completion by 447	10

ARTICLE 6 MISCELLANEOUS		11
6.1	Notices	11
6.2	Time of the Essence	13
6.3	Announcements	13
6.4	No Agency or Partnership	14
6.5	Expenses	14
6.6	Amendments and Waivers	14
6.7	Entire Agreement	14
6.8	Successors and Assigns	14
6.9	Severability	14
6.10	Governing Law	15
6.11	Counterparts	15

MAGNA CLASS B SHARE OPTION AGREEMENT

Magna Class B Share Option Agreement dated September 20, 2007 between 447 Holdings Inc. (“447”), 446 Holdings Inc. (“446”) and M Unicar Inc. (“Newco”).

RECITALS:

(a)	446, in exchange for common shares of 447, transferred to 447 726,829 Magna Class B Shares (“447 Magna Securities”); and 447 is now the registered and beneficial owner of the 447 Magna Securities;

(b)	446, in exchange for 42,000 Newco Class B Common Shares (“446 Newco Securities”), has transferred all the shares of 447 to Newco; and

(c)	in consideration of the transfer by 446 to 447 referred to above, 447 desires to issue to 446 an option to purchase the 447 Magna Securities on the terms and conditions set out in this Agreement.

In consideration of the above recitals, and the agreements of the parties hereto contained in this Agreement and other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“446” means 446 Holdings Inc., a corporation existing under the Act and a wholly owned subsidiary of 445, and its successors.

“446 Anniversary Date Triggering Event” means the delivery of an Exit Notice by 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by 446 of its right to cause RM Sub to sell its RM Sub Securities to Newco Purchaser pursuant to Section 2.2(2)(a) of the Exit Agreement.

“446 Newco Securities” means the 42,000 Newco Class B Common Shares legally and beneficially owned by 446, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Newco, and (iii) any securities of Newco which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

“447” means 447 Holdings Inc., a corporation existing under the Act, and its successors.

“447 Magna Securities” means the 726,829 Magna Class B Shares beneficially owned by 447, appropriately adjusted for stock splits, stock dividends, reverse stock splits, share consolidations and similar events and, where the context permits, includes: (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities received by the holder of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving Magna, and (iii) any securities of Magna which are received by the holder of such shares as a stock dividend or distribution on or in respect of such shares.

“Act” means the Business Corporations Act (Ontario).

“Agreement” means this agreement and all schedules attached to it as amended, modified, restated, replaced or supplemented from time to time.

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactment, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto which have the force of law.

“Authorization” means, with respect to a Person, any order, relief, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity, including any securities regulatory authority, having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or day observed as a statutory holiday in Toronto, Ontario.

“Call Sale Transaction” has the meaning specified in Section 2.4.

“Closing Date” has the meaning specified in Section 2.4.

“Contract” means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date.

“Exit Agreement” means the exit agreement to be entered into on the Effective Date among 445, 446, RM, RM Sub, Newco, Newco I.5, Newco II and RM’s lender.

“Exit Notice” means the formal notice to be provided by RM Sub or 446, as the case may be, to each of the parties to the Exit Agreement in connection with an exercise of its respective exit rights pursuant to the Exit Agreement.

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank,

court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Insolvency/Material Breach Triggering Event” means the delivery of an Exit Notice by either RM Sub or 446 in accordance with Section 2.2(3) of the Exit Agreement in connection with the exercise by RM Sub or 446 of RM Sub’s right to sell, or 446’s right to cause RM Sub to sell, as the case may be, the RM Sub Securities to Newco Purchaser pursuant to Sections 2.2(1)(b), 2.2(1)(c), 2.2(2)(b) or 2.2(2)(c) of the Exit Agreement.

“Lien” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the PPSA or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a Transfer).

“Magna” means Magna International Inc., a corporation existing under the Act, and its successors.

“Magna Class B Shares” means the class B shares in the capital of Magna.

“Newco” means M Unicar Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of 446, and its successors.

“Newco Class B Common Shares” means the Class B Common Shares in the capital of Newco.

“Newco Class C Common Shares” means 42,000 Class C Common Shares in the capital of Newco beneficially owned by RM Sub.

“Newco I.5” means 2143453 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco, and its successors.

“Newco II” means 2143455 Ontario Inc., a corporation existing under the Act and, immediately prior to the Effective Time, a wholly owned subsidiary of Newco I.5, and its successors.

“Newco II Class A Common Shares” means 100 Class A Common Shares in the capital of Newco II beneficially owned by RM Sub.

“Newco II Loan” means the loan provided by RM Sub to Newco II on the date hereof and evidenced by the Newco II Loan Note.

“Newco II Loan Note” means the promissory note dated the date hereof issued to RM Sub by Newco II to evidence the Newco II Loan, including the ancillary agreements and documents relating to the security therefor.

“Newco Purchaser” means 446 or such other Person as 446 may designate from time to time by giving notice to others in accordance with the Exit Agreement.

“Parties” mean 446, 447 and Newco.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Pledge Agreement” means the pledge agreement to be entered into on the Effective Date between 447 and 446.

“PPSA” means the Personal Property Security Act (Ontario).

“Realization Triggering Event” means any demand for repayment of the Newco II Loan.

“RM” means Open Joint Stock Company Russian Machines, a company existing under the laws of Russia, and its successors.

“RM Sub” means Veleron Holding B.V., a company existing under the laws of The Netherlands and a wholly owned indirect subsidiary of RM, and its successors.

“RM Sub Anniversary Date Triggering Event” means the time of the closing of the sale by RM Sub of some or all of its RM Sub Securities to Newco Purchaser pursuant to the Exit Agreement following the occurrence of the date referred to in Section 2.2(1)(a) of the Exit Agreement and delivery of an Exit Notice in accordance with Section 2.2(3) of the Exit Agreement.

“RM Sub Securities” means the Newco Class C Common Shares, Newco II Class A Common Shares and interest in the Newco II Loan and the Newco II Loan Note (or any Newco II special shares issued on conversion of the Newco II Loan Note) owned by RM Sub.

“Subsidiary” means, in respect of a Party, a subsidiary (as that term is defined in the Act as now in effect) of that Party or any Person in which such Party has a direct or indirect controlling interest or a joint-controlling interest, and shall be deemed to include any partnership or joint venture in which such Party has a direct or indirect interest of more than 50 percent.

“Time of Closing” means 10:00 a.m. (Toronto Time) on the Closing Date or such later or earlier time on the Closing Date as those parties to a Call Sale Transaction may agree in writing.

“Transfer” means any (i) transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one Person to another or to the same Person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring, or (ii) agreement, undertaking or commitment to effect any of the foregoing, and “Transferred” and “Transferring” shall be construed accordingly.

“Triggering Event” means a 446 Anniversary Date Triggering Event, an RM Sub Anniversary Date Triggering Event, an Insolvency/Material Breach Triggering Event or a Realization Triggering Event.

1.2	Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number also include the plural and vice versa.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4	Currency.

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States funds.

1.5	Certain Phrases.

In this Agreement, (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (ii) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

1.6	Statutory References.

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

ARTICLE 2

RIGHT TO PURCHASE CLASS B SHARES OF MAGNA

2.1	Call Option

446 shall have the right to purchase from 447 all, but not less than all, of the 447 Magna Securities in accordance with this Article 2 upon the occurrence of any Triggering Event.

2.2	Exercise of Call Option

In order to exercise its right under Section 2.1, 446 shall, within 30 Business Days after any Triggering Event, deliver to each of 447 and RM Sub, in writing, a notice (“Call Notice”) that 446 is exercising its rights under Section 2.1 specifying the type of Triggering Event related to such exercise.

2.3	Call Option Consideration

If the Call Notice is delivered in accordance with Section 2.2 and is not revoked by 446 prior to the Closing Date, then on the Closing Date 447 shall sell and 446 shall purchase the 447 Magna Securities free and clear of all Liens in exchange for the 446 Newco Securities held by 446 free and clear of all Liens.

2.4	Closing

The completion of the transaction of purchase and sale under this Agreement contemplated by Section 2.1 (a “Call Sale Transaction”) will take place on the Closing Date in accordance with and subject to Article 5. “Closing Date” means (a) the second Business Day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 5.2 or such other date as 446 and 447 shall agree to in writing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of 447.

447 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)

Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Magna Class B Shares. The 447 Magna Securities described in the recitals as being owned by 447 are owned by it as the registered and beneficial owner with good title, free and clear of all Liens (other than the Lien created by the Pledge Agreement).

3.2	Representations and Warranties of 446

446 represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

(a)	Existence. It is a corporation validly existing under the Act and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Authority and Enforceability. It has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered and is a legal and binding obligation, enforceable against it by the other Parties in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation or that of a Subsidiary under (i) a material Contract to which it is a party, (ii) any provision of its articles, by-laws or resolutions of its board of directors (or any committee thereof) or shareholders, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over it or (iv) any Applicable Law. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained or made, as the case may be, in connection with the execution and delivery of this Agreement.

(d)	Title to Class B Common Shares of Newco. The 446 Newco Securities described in the recitals as being owned by 446 are owned by it as the registered and beneficial owner with good title, free and clear of all Liens.

3.3	Representations and Warranties of Newco

Newco represents and warrants as follows and acknowledges and confirms that each other Party is relying on such representations and warranties in entering into this Agreement:

(a)	Newco represents and warrants that it has taken all actions necessary to carry out the pledge contemplated by the Pledge Agreement and the Call Sale Transaction.

3.4	Survival.

Notwithstanding the Limitations Act, 2002 (Ontario), the representations and warranties of 447 and 446 contained in Article 3 and the covenants of 447, 446 and Newco contained in Article 4 and Article 5 survive the execution and delivery of this Agreement and continue in full force and effect with respect to each of 447, 446 and Newco until it ceases to be bound by the provisions of this Agreement.

ARTICLE 4

COVENANTS OF 447, 446 AND NEWCO

4.1	Covenants of 447.

(a)	447 shall not Transfer the 447 Magna Securities except as expressly permitted by this Agreement or except with the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(b)	447 shall not grant a Lien on or otherwise encumber any of the 447 Magna Securities in any way whatsoever without the prior written consent of 446, which consent may be withheld in the unfettered discretion of 446.

(c)	447 shall execute the Pledge Agreement concurrently with the execution and delivery of this Agreement and pledges the 447 Magna Securities to 446 pursuant to the terms of the Pledge Agreement.

4.2	Covenants of 446.

(a)	446 shall not Transfer the 446 Newco Securities except as expressly permitted by this Agreement or except with the prior written consent of 447, which consent may be withheld in the unfettered discretion of 447.

(b)	446 shall not grant a Lien on or otherwise encumber any of the 446 Newco Securities in any way whatsoever without the prior written consent of 447, which consent may be withheld in the unfettered discretion of 447.

4.3	Covenants of Newco

(a)	Newco hereby irrevocably consents to the Transfer of the 446 Newco Securities to 447 pursuant to this Agreement and shall take all actions necessary to effect the transfer of the 446 Newco Securities to 447, all in accordance with the terms and conditions of this Agreement.

(b)	Newco, as the sole shareholder of 447, hereby irrevocably consents to, authorizes and approves the pledge of the 447 Magna Securities to 446 pursuant to the Pledge Agreement and the sale by 447 of the 447 Magna Securities pursuant to this Agreement.

ARTICLE 5

PROCEDURE FOR SALE OF SHARES

5.1	Additional Covenants of the Parties.

(a)	Each Party shall take all actions that are within its power to control, and use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure satisfaction of the conditions in Section 5.2.

(b)	447 shall take all necessary steps and corporate proceedings to permit good title to the 447 Magna Securities to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

(c)	446 shall take all necessary steps and corporate proceedings to permit good title to any 446 Newco Securities that are to be delivered by 446 to 447 in accordance with the provisions of this Agreement to be duly and validly transferred and assigned in accordance with the provisions of this Agreement at the Time of Closing, free and clear of Liens.

(d)	Each Party shall use its commercially reasonable efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary in order to complete the Call Sale Transaction and to facilitate any purchase and sale of securities in accordance with Article 2.

5.2	Conditions for the Benefit of 446.

The completion of any Call Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of 446 and may be waived, in whole or in part, by 446 in its sole discretion:

(a)

the delivery to 446 of a certificate of 447, signed by an authorized officer of 447 on its behalf and not in his personal capacity, certifying that (i) on the Closing Date, the 447 Magna Securities are owned by 447 as the registered and beneficial owner with good title, free and clear of Liens other than those being released on such date, and (ii) upon completion of the Call Sale Transaction, 446 will have good and valid title to the 447 Magna Securities transferred by 447, free and clear of Liens;

(b)	all filings, notices and the receipt of all Authorizations necessary under Applicable Laws to permit the trade or distribution by 447 of the 447 Magna Securities necessary to effect the Call Sale Transaction shall have been made, given or obtained; and

(c)	the completion of the Call Sale Transaction will not result in the violation of any Applicable Law.

5.3	Closing Procedures.

(a)	The completion of the Call Sale Transaction will take place at the offices of Miller Thomson LLP in Toronto, Ontario, at the Time of Closing or at such other place, or on such other date, as the parties to the Call Sale Transaction may agree to in writing.

(b)	Subject to satisfaction or waiver by 446 of the conditions of closing in its favour, at the closing of the Call Sale Transaction:

(i)	447 shall assign and transfer title and deliver actual possession of the 447 Magna Securities to 446 and endorse the share certificates representing the 447 Magna Securities for transfer to 446; and

(ii)	446 shall assign and transfer title and deliver actual possession of the 446 Newco Securities to 447 and endorse the share certificates representing the 446 Newco Securities for transfer to 447.

5.4	Non-Compliance with Conditions.

If at the Time of Closing, the 447 Magna Securities are not free and clear of all Liens (other than the Lien created by the Pledge Agreement), 446 may, without prejudice to any other rights it may have, choose to purchase the 447 Magna Securities subject to such Liens to the extent that 446 recognizes the validity of such Liens provided that 446 shall be entitled to such monetary rights of set off and/or to take such other steps as it deems appropriate to recognize any diminution in value in the 447 Magna Securities due to such Liens. 447 agrees to indemnify 446 for the amount of any obligations and liabilities in respect of such Liens to the extent that such obligations and liabilities exceed the value of the 446 Newco Securities.

5.5	Non-Completion by 447.

(a)

In addition to and without limiting any remedy that may be available under Applicable Law to 446, if at the Time of Closing 447 fails to complete the Call Sale Transaction in violation of this Agreement, 446 has the right, if 446 is not in default under this Agreement, to make payment of the purchase price for the 447 Magna Securities to 447 by delivering share certificates representing the 446 Newco Securities to a recognized financial institution in Canada to hold on behalf of 447. Such delivery constitutes valid and effective payment of the purchase price to 447 irrespective of any action 447 may have taken to transfer or grant a Lien on the 447 Magna Securities. If the purchase price has been so paid, then from the date of such delivery the Call Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity, in and to the 447 Magna Securities shall be deemed to have been transferred to and become vested in 446 and all right, title, benefit and interest of 447, or of any transferee or assignee of, or other Person claiming an interest through, 447, in and to the 447 Magna Securities, shall cease.

(b)	447 is entitled to receive the share certificates delivered to a recognized financial institution in Canada under Section 5.3(a) on delivery to 446 of the documents referred to in Section 5.2 and Section 5.3(b)(i) and in compliance with all other provisions of this Agreement.

ARTICLE 6

MISCELLANEOUS

6.1	Notices.

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	to 446 at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention: Belinda Stronach
Facsimile: (905) 726-7494

with a copy to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario
M5H 3S1

Attention: John Campbell
Facsimile: (416) 595.8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Edward J. Waitzer
Facsimile: (416) 947-0866

(ii)	to 447 at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention: Frank Stronach
Facsimile: (905) 726-7494

with a copy to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario
M5H 3S1

Attention: John Campbell
Facsimile: (416) 595.8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Edward J. Waitzer
Facsimile: (416) 947-0866

(iii)	to Newco at:

c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

Attention: Belinda Stronach
Facsimile: (905) 726-7494

with a copy to:

Miller Thomson LLP
Scotia Plaza
40 King Street West, Suite 5800
P.O. Box 1011
Toronto, Ontario
M5H 3S1

Attention: John Campbell
Facsimile: (416) 595.8695

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Edward J. Waitzer
Facsimile: (416) 947-0866

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

A Party may change its address for service and may add “copy to” parties from time to time by providing a notice in accordance with the foregoing. Any subsequent notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed.

6.2	Time of the Essence.

Time is of the essence in this Agreement.

6.3	Announcements.

No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by a Party without the approval of 446 and 447 (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such announcement in advance of such issuance.

6.4	No Agency or Partnership.

Nothing contained in this Agreement makes or constitutes a Party, or any of its directors, officers or employees, the representative, agent, principal, partner, joint venturer, employer or employee of the other Party.

6.5	Expenses.

Each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by it.

6.6	Amendments and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

6.7	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties or certain of them in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

6.8	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Parties.

6.9	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.10	Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by facsimile as if such copies were originals.

(Signatures appear on the following page)

IN WITNESS WHEREOF the Parties have executed this Share Option Agreement.

446 HOLDINGS INC.

Per:	/s/ ALON OSSIP

Name: Alon Ossip
Title:

Per:

Name:
Title:
I/We have the authority to bind the corporation

447 HOLDINGS INC.

Per:	/s/ FRANK STRONACH

Name: Frank Stronach
Title:

Per:

Name:
Title:
I/We have the authority to bind the corporation

M UNICAR INC.

Per:	/s/ FRANK STRONACH

Name: Frank Stronach
Title:

Per:

Name:
Title:
I/We have the authority to bind the corporation

EXHIBIT J

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES COMPLETION OF

TRANSACTION INVOLVING RUSSIAN MACHINES

September 20, 2007, Aurora, Ontario, Canada - Magna International Inc. (TSX: MG.A; NYSE: MGA) today announced that the plan of arrangement and agreements relating to the strategic investment in Magna by Open Joint Stock Company Russian Machines became effective today.

Frank Stronach, Magna’s Chairman commented: “We are pleased to have completed this very important transaction with Russian Machines. I believe we are now well positioned to capitalize on the growth opportunities in Russia and other automotive markets, while minimizing the risks of investing in those markets.”

“Our strategic investment in Magna will allow Magna to build a strong presence in the rapidly expanding Russian automotive market as well as in Eastern Europe and other key markets,” said Oleg Deripaska, Chairman of the Supervisory Board of Basic Element and Chairman of the Board of Directors of Russian Machines.

Under the arrangement, M Unicar Inc. (“Newco”), through its indirectly owned subsidiary 2143455 Ontario Inc., a Canadian holding company funded by a subsidiary of Russian Machines, acquired 20 million Magna Class A Subordinate Voting Shares for approximately US$1.54 billion. Newco is owned indirectly by the Stronach Trust, Russian Machines and Donald Walker, Siegfried Wolf, Vincent Galifi, Jeffrey Palmer and Peter Koob, members of Magna’s executive management. Newco and its subsidiaries now hold 726,829 Class B Shares (which were previously held by 445327 Ontario Inc., all of the shares of which are directly owned by the Stronach Trust), representing 100% of the outstanding Class B Shares, and 20,605,000 Class A Subordinate Voting Shares, representing approximately 15.9% of the outstanding Class A Subordinate Voting Shares, which collectively represent approximately 68.6% of the total voting power of all the outstanding shares of Magna. The transaction allows Newco and its shareholders to effect a strategic investment in Magna and participate in the future growth and success of Magna on a global basis.

Magna also announced that, as a result of the arrangement becoming effective, all of the conditions to its offer to purchase for cash up to US$1,536,600,000 in value of its Class A Subordinate Voting Shares, which expires at 5:00 p.m. (Toronto time) today, have been satisfied or waived. Magna will issue a press release with respect to the outcome of the bid after it has determined the number of Class A Subordinate Voting Shares which have been validly tendered and the clearing purchase price for such shares under the “modified Dutch auction” procedure applicable to the bid.

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

ABOUT THE SUBSTANTIAL ISSUER BID

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase Magna Class A Subordinate Voting Shares, nor is it an offer or solicitation of an offer to buy or sell any other securities of Magna. The substantial issuer bid referred to above is made solely by means of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, each dated August 13, 2007, as amended by the Notice of Variation, dated September 6, 2007.

For further information about this press release or to obtain a copy of the early warning report that will be filed by Newco with the Canadian securities regulatory authorities in connection with the transaction, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at 905-726-7100, 337 Magna Drive, Aurora, Ontario L4G 7K1.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and 2143455 Ontario Inc. (“Newco II”) and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; and the possibility that Russian Machines’ lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.